Form 10-K, Exhibit 13
period 1993-12-31
BANK OF NEW HAMPSHIRE CORP
filed 1994-05-04
CIK 313857

                            Exhibit 1

                BANK OF NEW HAMPSHIRE CORPORATION




                   Cover page to Annual Report













                 [Logo of Company appears here]

TABLE OF CONTENTS
Chairman's Message   1
1993: An Overview    4
Management's Financial Review  10
Report of Independent Auditors      29
Financial Statements      30
Officers and Directors of the Corporation     46
Officers and Directors of the Bank  47
Bank Locations  48

ABOUT THE COMPANY
Bank of New Hampshire Corporation
("BNHC") is a registered bank holding company with headquarters in Manchester, New Hampshire. Bank of New Hampshire is a wholly-owned subsidiary of Bank of New Hampshire Corporation. Bank of New Hampshire has twenty-eight offices located in the southern, central, coastal, and lakes regions of the state and provides a full range of banking and fiduciary services to individuals, businesses, and governmental units.

The cover photo was taken in Windham, N.H. by Sandy Galvis. It was one of the entries in an employee photography contest for our annual calendar.

Photography by Rob Karosis, Portsmouth, N.H.
Additional photography: Page 7 (Robert Esau) by Britain Hill.

"We have earned our way to a
full recovery."
Davis P. Thurber
Chairman of the Board and President
Bank of New Hampshire Corporation

[Davis P. Thurber pictured here]

CHAIRMAN'S MESSAGE

This past year, we reinforced our contention that Bank of New Hampshire is well-positioned for the future. We reported our ninth consecutive profitable quarter, completed a sale of common stock, and reinstated a quarterly dividend. Net income for the fourth quarter 1993 of $1.6 million brought total net income for the year to $6.4 million, or $1.80 per share.
     Over the last few years, much of our energy, resources and attention have been focused on dealing with asset quality and the economic problems of our region. At the same time, by adhering to traditionally conservative banking practices and controlling expenses, we have earned our way to a full recovery. While doing so, we have continued to provide high quality service to our customers. As a result, we have solidified our position as the largest bank in New Hampshire that is locally owned and operated.

SUCCESSFUL STOCK OFFERING. In September of last year, we completed the sale of 690,000 shares of common stock, thereby raising approximately $11.6 million in new capital. This stock offering was oversubscribed by more than 300%--an indication, we believe, of a favorable reputation in the financial markets. This gives us the flexibility to take advantage of opportunities for future financial growth, while exceeding regulatory capital requirements. At year-end, our capital leverage ratio was 6.78%, tier 1 risk-based capital was 14.31%, and total risk-based capital was 15.59%.

[Graph appears here]

Earnings (loss) Per Share

Measurement period (FY)     1989   1990     1991    1992   1993

Earnings (loss) Per Share   $2.32  ($5.79)  ($.95)  $1.60   $1.80


REINSTATING THE QUARTERLY DIVIDEND. I am also very pleased to report that on November 17th, the Board of Directors voted a quarterly dividend of eight cents per share, our first dividend since the fourth quarter of 1990. Throughout the 1980s, we insisted that bank stocks should not be bought for speculation, but rather to provide investors with stable, long-term growth and reliable income. That is our mission, and reinstating a regular dividend is an essential component of achieving it.

ASSET QUALITY IMPROVEMENT As a result of improved asset quality, our provision for loan losses has decreased. Our other real estate (ORE) carrying costs also have fallen. At year end, our allowance for loan losses represented 91% coverage against all non-performing loans and 112% coverage against all non accrual loans. ORE decreased last year from $15.9 million to $13.4 million. Also of significance, non-interest income as a percentage of total income grew to 14%, and our efficiency ratio continued to improve. Return on average assets is steadily rising.

[Graph appears here]

Non-performing Assets (In thousands)

Measurement Period (YE)      1989     1990     1991      1992     1993

Total non-performing Assets  $27,089  $48,887  $47,303   $35,645  $29,450


A STRONG, STABLE ORGANIZATION. As stated earlier, we are well-positioned to prosper throughout the remainder of the 1990s. We continue to benefit from local ownership and decision making. Our loan portfolio is well diversified. Core deposits have risen to $639.2 million, and they represent 74% of total deposits. Our Trust and Investment Services Division exceeds $2 billion in assets, of which over $500 million are under management.

[Graph appears here]

Market and Book Value Per Share

Measurement Period (YE)   1989    1990    1991    1992    1993

Market Value Per Share    $14.50  $ 5.00  $ 5.00  $12.75  $17.25

Book Value Per Share      $20.67  $14.17  $13.29  $14.96  $16.78


THE ECONOMY AND THE REGULATORS. For the first time in several years, I am able to write in a positive way about these two critical issues. The New Hampshire economy has clearly stabilized, and both deposit and loan demand in our market niche--the consumer and small business markets--are growing. At the same time, in spite of the additional burdens of the Federal Deposit Insurance Corporation Improve-ment Act, the regulatory environment is becoming less restrictive in terms of our ability to make the types of loans that are appropriate for our Bank and this market.

A UNIQUE POSITION IN THE MARKET. Banks can no longer rely only on interest rate spreads for income--they are simply too volatile. Fees have become increasingly important, and that means that good service is crucial. Bank of New Hampshire must continue to be responsive to our communities in providing needed products and services. In the remarks that follow, Paul Shea, President and CEO of the Bank, will illustrate in more detail how our commitment to service is paying off. Suffice it to say that we have the reputation and the resources to maintain our competitive edge for many years to come.

[Graph appears here]

Measurement Period (YE)  1989     1990     1991     1992     1993

Stockholders' Equity     $69,532  $47,952  $44,984  $50,545  $68,242


Davis P. Thurber
Chairman of the Board and President
Bank of New Hampshire Corporation

[Signature - Davis P. Thurber]


[Paul R. Shea pictured here]




"If you live, work, or do business in one of the communities we serve, we want you as our customer."
Paul R. Shea
President and Chief Executive Officer
Bank of New Hampshire

1993:AN OVERVIEW

Bank of New Hampshire's reputation, convenient office locations and local decision-making give us a competitive edge in providing the kind of personal service required by customers in our markets. We make over 99% of our loans in New Hampshire, primarily to small businesses, single-family homeowners, and local consumers. "If you live, work or do business in one of the communities we serve, we want you as our customer." That is our message to the marketplace.
    As a consumer-oriented bank that doesn't have to rely on large institutional deposits, we have a loyal core deposit base that has continued growing despite low interest rates.

[Harold R. Acres, Senior Executive Vice President, pictured here]


THE LENDING SITUATION: PAST & PRESENT.
Because of the economic downturn and heightened regulatory requirements, a contraction in lending clearly occurred. This was due also, in part, to the fact that many surviving businesses were determined to avoid risk by delaying borrowing and new hiring. They opted instead to use this period to pay down debt and streamline operations.

     However, it must be acknowledged that there was also a natural reaction on the part of most banks to concern themselves with existing economic and regulatory problems and, therefore, to become less pro-active in lending. This situation was compounded by the number of business loans placed in the various loan pools by the newly restructured banks. As a result, many New Hampshire businesses and consumers were impacted unfairly and became frustrated and embittered toward the entire banking industry.

[Alice L. DeSouza and R. Scott Bacon, Executive Vice Presidents, pictured here]

OUR REPUTATION  IS OUR MOST VALUABLE  ASSET.
While credit has begun to ease significantly, dissatisfaction with banks has probably been at an all-time high. We were, therefore, extremely gratified by a survey taken in September 1993 in which the University of New Hampshire polled consumers about the state's four major banks. The results were published in the December issue of New Hampshire Premier Magazine which wrote, "Bank of New Hampshire receives the highest ratings from its customers. Nearly half (48%) say they are very satisfied with the bank's services, while no one said they were not satisfied at all." Our competition lagged far behind in customer satisfaction.
     Needless to say, we were delighted with these results which, we feel, reflect our long-term stability, strong middle management team, and emphasis on service.
     The Bank's future prospects are very positive. The economy is improving. Loan demand is up. And we are placing an increased emphasis on fee-based services. We also fully expect to be able to continue to increase earnings by controlling costs, and taking further advantage of recently installed technology and opportunities for outsourcing other technologies.

DEPOSIT BASE GROWTH CONTINUES. Our core deposit growth this year can be attributed to a competitive mix of checking and savings accounts including our Preferred Passbook, special accounts for seniors, an ATM-only account for students, and a new checking account developed specifically for small businesses.
     Responsive, courteous, and knowledgeable service is a key factor in retaining customers. One phone call to our new Deposit Services Department puts them in touch with a well-trained representative who can answer all their questions about balances, transfers, ATM transactions, rates, fees, and more.

FOCUSING ON INVESTMENT MANAGEMENT. For many years, most banks have seen investment management as simply one aspect of trust and investment services. With over $2 billion in assets and $500 million under management, we see it as the primary focus. Sophisticated investment modeling enables us to create custom diversified portfolios based on size, risk tolerance, and income needs. We also offer pooled funds designed to meet the typical investment goals of those with smaller portfolios.
     Our customers include individuals, corporations, non-profits, and municipalities. This year, we restructured the Division so that the wealth of expertise we have in areas such as estate planning, tax issues, corporate trust, and administration are not presented as separate capabilities, but rather as support services which enable us to deliver our investment management services to these diverse constituencies as efficiently as possible.

PEOPLE-ORIENTED TECHNOLOGY.  Technology must do more than reduce expenses.
It must also make banking more convenient and regulatory compliance easier while freeing employees from routine chores so that they can provide better service. These have been our primary aims as we work on a company-wide review of systems.
     With technology changing so fast, however, it often is not cost-effective or strategically prudent to make a major investment in the latest hardware. So our review is also considering ways to take advantage of data processing sources that are available outside the Bank to provide our customers with better products and service, cost-effectively.

INVESTING IN THE WHOLE COMMUNITY.
   Whether you're a recent college graduate trying to finance a car, an individual or couple looking for a mortgage, an immigrant family trying to run a small business, or a corporate executive establishing an employee benefit program, we want your business. That's our message to every community we serve.
     Our employees play major roles in over 200 charitable and civic organizations--still the best way to identify unmet needs and new opportunities. The Bank itself is active in low-income housing programs and SBA-backed loan initiatives. In other words, for us, complying with the requirements of the Community Reinvestment Act (CRA)--to provide equal access to banking services regardless of income, race, or gender--is not a regulatory burden. Rather, it's business as usual. We truly believe that the future of banking lies in thriving communities served by strong, involved banks.

Paul R. Shea
President and Chief Executive Officer Bank of New Hampshire

Balancing the Loan Portfolio
Our goal is to maintain a balance between commercial and consumer lending while being responsive to the changing demand for various types of loans in the communities we serve. For example, in 1993, due to lower interest rates and real-estate prices, residential mortgage originations remained strong. In fact, we sold $45.7 million in new fixed-rate mortgages (while retain-ing the servicing), yet there was very little shift in the over-all composition of the portfolio. We are now well positioned to take advantage of the increasing demand for commercial, residential, and consumer loans in our markets.

[Chart appears here]

Balancing the Loan Portfolio

Residential Real Estate:

     Home Equity     6.3%
     Multifamily     2.2
     Single Family  45.9
                    54.4%

Real Estate - Commercial    26.1%
Commercial                  10.6%
Installment                  8.9%


To help first-time home buyers through the process of obtaining a mortgage, the Bank produced a video that walks them through every step.

[Single family home pictured here]

Strong Core Funding
This chart illustrates the stability of our deposit base. While we, like other banks, have seen holders of larger maturing CDs move to mutual funds (including those offered by our own Trust and Investment Services Division), we have simultaneously seen a continued increase in our core deposits. This year these accounts (including savings, checking, money market) grew to $639.2 million, up from $624.6 million last year. And, as the economy improves, this solid base of lower-cost deposits will allow us to be very aggressive in meeting increased loan demand.

[Chart appears here]

Core Deposits:

  Non-Interest Bearing Deposits  17.2%
  MMDAs                           6.3
  Savings and NOW Accounts       50.4
                                 73.9%

  Time deposits less than $100,000        24.8%

  Time deposits greater than $100,000      1.3%


Our new Deposit Services Center, which handles about 10,000 calls a month, lets customers get answers to their deposit questions with one phone call during expanded hours, including evenings and Saturdays.

[Deposit Service Center pictured here]


Improving Service And Efficiency
The challenge for any bank in today's competitive environment is to deliver better products to customers as cost-effectively as possible. This is particularly true in light of the advanced technology available today.
     Thanks to technological improvements in the last year alone, our customer-service representatives can access on-line information to help customers make better product choices, our mortgage originators can process applications more quickly, and compliance staff can meet the reporting requirements of the Bank Secrecy Act more easily. These are just a few examples of the many ways we are improving efficiency without compromising the personal service we are dedicated to providing to our customers.

[Allen G. Tarbox pictured here]


Allen G. Tarbox, Jr., Director of Information Systems, works with employees throughout the Company to identify ways technology can be used to help them better serve customers.

Robert B. Esau, who was appointed this year to the position of Executive Vice President/Trust and Investment Services, came to us with 23 years of trust and investment management experience in New England.

[Robert B. Esau, Executive Vice President, and JoAnne T. Howard, Senior Vice President, pictured here]

JoAnne T. Howard, Senior Vice President/ Branch Administration, is responsible for the extensive training that ensures our Customer Service Representatives and Tellers are as well informed and helpful as possible.

Senior Vice Presidents Edward P. Carter, Mary W. McLaughlin and Paul E. Duffy are responsible for our community-based commercial lending and business development in the Manchester, Concord, and Nashua regions, respectively.

[Four Senior Vice Presidents pictured here]

Cornelius J. Joyce, Senior Vice President of Consumer Loan Services, has spent several years helping customers restructure finances during difficult financial times. Now his focus is developing new lending opportunities.

[Gregory D. Landroche, Chief Financial Officer, pictured here]

Gregory D. Landroche, CPA, Senior Vice President, Treasurer and Chief Financial Officer, Bank of New Hampshire Corporation.

MANAGEMENT'S FINANCIAL REVIEW

GENERAL

Bank of New Hampshire Corporation (the "Company") is a registered bank holding company incorporated in 1979 under the laws of the State of New Hampshire. The Company is a member of the Federal Reserve System and transacts its business through Bank of New Hampshire (the "Bank"), a state-chartered, Federal Reserve non-member, commercial bank organized under the laws of the State of New Hampshire.

The Company assumed its present structure on September 30, 1991 with the merger of its five separate subsidiary banks into the Bank. As a result of the merger, the Company has realized significant cost reductions and income augmentation from product standardization, refinements in branch automation, electronic data processing conversions, consolidation of departments and staff reductions. The Company conducts its business through 28 offices of the Bank located throughout the southern, central, seacoast and lakes regions of New Hampshire, which areas contain approximately 80% of the State's population.

1993 FINANCIAL HIGHLIGHTS

On September 30, 1993, the Company completed the sale of 690,000 shares of its common stock and received approximately $11.6 million in net proceeds. Upon receipt of the proceeds, the Company made a $7.5 million capital contribution to the Bank. The balance of the proceeds is being retained by the Company for general corporate purposes. See "Regulatory Matters."

On November 17, 1993, the Company's Board of Directors (the "Board") voted a quarterly dividend of eight cents per share. Since the first quarter of 1991, the Board had consistently voted, on a quarterly basis, not to declare a dividend. See "Dividends and Dividend Policy."

NEW HAMPSHIRE ECONOMY

During 1993 the New Hampshire economy showed definite signs of improvement. For example, the unemployment rate declined to a four year low of 5.3% in November, 1993; sales of existing homes have increased during the last several years; and building permits issued for new privately owned housing units have risen since 1991. In addition, property values appear to have stabilized, and there was a modest increase in the average sale price of homes from $113,000 in 1992 to $115,000 in 1993.

Overall, the Company remains optimistic that these favorable trends will continue, and anticipates that these economic factors will have a positive effect on its 1994 operating results.

REGULATORY MATTERS

During 1992, the Bank entered into a Memorandum of Understanding (the "MOU") and a Capital Directive (the "Capital Directive") with the FDIC and the State of New Hampshire Banking Department. The MOU and the Capital Directive require, among other things, the attainment of increased capital ratios on an incremental basis, through and by, June 30, 1994. As of December 31, 1993, the Bank's capital ratios already exceed the minimum levels required on June 30, 1994 under the MOU and the Capital Directive. See "Dividends and

Dividend Policy."

Moreover, the Company believes the Bank is currently in compliance with the other provisions of the MOU.



DIVIDENDS AND DIVIDEND POLICY

The Company's dividend policy with respect to its common stock is reviewed quarterly. Prior to 1991, the Company paid quarterly cash dividends on its common stock. However, commencing with the first quarter of 1991 and continuing through the third quarter of 1993, the Board had consistently voted, on a quarterly basis, not to declare a dividend. Such votes acknowledged (i) the need for a continued conservative approach in utilization of the Company's capital, (ii) regulatory restrictions on the Bank's capital and the resultant capacity of the Bank to "upstream" dividends to the Company, (iii) the limited ongoing capacity of the Company to pay dividends without the benefit of upstreamed dividends from the Bank, and (iv) actions taken by the regulators at other financial institutions to restrict or otherwise direct the discontinuance of dividend payments to stockholders.


As previously noted, on November 17, 1993, the Board declared a quarterly dividend of eight cents per share payable December 15, 1993 to stockholders of record at December 1, 1993. Such dividends totalled approximately $325,000 and did not require upstreaming of Bank earnings, in the form of a dividend, to the Company.

The Board voted to resume the dividend after giving consideration to the following events - eight consecutive quarters of reported net income totalling $10.7 million; the previously mentioned sale of common stock on September 30, 1993, which generated $11.6 million in net proceeds for the Company and a $7.5 million contribution from the Company to the capital of the Bank. Consideration was also given to the fact that the federal and state regulators (the "Regulators") granted prior approval of the dividend. The Regulators have indicated that, provided the Bank maintains a leverage ratio of at least 6.00%, the Bank will have the capacity to upstream dividends to the Company out of current earnings on a quarterly basis in amounts determined in accordance with the current rules and regulations, subject to approval by the Bank's independent Board of Directors. However, the Regulators may prohibit the Bank and the Company from paying dividends at any time if they deem such payment to be an unsafe or unsound practice.

CAPITALIZATION

The following Table presents the regulatory capital ratios of the Company at December 31, 1993 and 1992.

                              Regulatory
                               Minimum         1993         1992

Regulatory Capital Ratios:
  Leverage ratio                 3.00%(1)      6.78%       5.00%
  Tier 1 risk-based ratio        4.00         14.31        9.26
  Total risk-based ratio         8.00         15.59       10.53

The following Table presents the regulatory capital ratios of the Bank at December 31, 1993 and 1992.

                              Regulatory
                               Minimum         1993         1992

Regulatory Capital Ratios:
  Leverage ratio                 3.00%(1)      6.09%       4.71%
  Tier 1 risk-based ratio        4.00         12.88        8.42
  Total risk-based ratio         8.00         14.16        9.69

__________

(1) Under current regulations, all except the most highly rated institutions are expected to exceed the minimum regulatory ratio by 100 to 200 basis points or more.

As noted under "Regulatory Matters" and "Capital Resources," the MOU and the Capital Directive require the attainment by the Bank of certain minimum capital levels established under applicable regulations, as well as phased in leverage ratios (5.25% and 6.00% on or before December 31, 1993 and June 30, 1994, respectively) that exceed the minimums to which the Bank would otherwise be subject under applicable regulations. As of December 31, 1993, the Bank had already exceeded the required June 30, 1994 leverage ratio of 6.00% by nine basis points.

ASSET QUALITY

As can be seen in the folloiwng Table, the Bank has experienced an overall decline in total nonperforming assets. Despite this positive trend, the Company, during 1993, continued adhering to a conservative philosophy in maintaining the allowance for possible loan losses (the "APLL"). At year-end, the APLL represented 50% coverage of nonperforming assets, 91% coverage of nonperforming loans and 112% coverage of nonaccrual loans. See "Risk Elements and Nonperforming Assets."

                                 12/31/93     9/30/93     6/30/93    3/31/93
                                                 (In thousands)

Loans 90 days or more past
  due and still accruing          $ 2,006      $ 2,768     $ 2,609    $ 2,589
Loans which have been
  restructured                      1,012          963       1,505      1,576
Nonaccrual loans                   13,039       15,004      15,030     16,796
Total nonperforming loans          16,057       18,735      19,144     20,961
Other real estate                  13,393       14,149      16,982     16,554
Total nonperforming assets        $29,450      $32,884     $36,126    $37,515


The following Graph shows the APLL coverages of nonperforming loans and nonaccrual loans at December 31 for the years presented:

[Graph appears here]

APLL Coverages

Measurement Period (YE)     1989   1990   1991   1992   1993
  APLL/Nonperforming Loans  29%     79%    81%    84%    91%
  APLL/Nonaccrual Loans     68%    114%   106%   101%   112%


REVIEW OF FINANCIAL STATEMENTS

The following is a discussion and analysis of the Company's consolidated results of operations and financial condition. In order to understand this section in context, it should be read in conjunction with the Financial Statements on pages 30 through 45 and with the Statistical Information contained in the Company's Annual Report on Form 10-K, on pages 15 through 27.

OVERVIEW

RESULTS OF OPERATIONS

The Company reported net income of $6.4 million in 1993 versus net income of $5.4 million in 1992 and a net loss of $3.2 million in 1991. Earnings per share in 1993 was $1.80 versus $1.60 in 1992 and a per share loss of $.95 in 1991. The sale of 690,000 shares of common stock on September 30, 1993, had a dilutive effect on earnings per share in 1993 of $.09 per share. Return on average assets was .67% in 1993 compared to .55% in 1992. Return on average equity was 11.27% in 1993 compared to 11.43% in 1992. Included in earnings for 1992 was a $1.1 million, or $.32 per share, adjustment resulting from the early adoption of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The $1.1 million adjustment represents the cumulative effect of the change in accounting principle as of January 1, 1992. The principal reason for the 18% increase in net income for 1993 compared to 1992 was the significant decrease in credit costs. The provision for possible loan losses totalled $4.2 million in 1993 compared to

$6.8 million in 1992, and expenses related to Other Real Estate ("ORE") totalled $3.3 million in 1993 compared to $6.3 million in 1992. The $3.2 million net loss in 1991 resulted primarily from the provision for possible loan losses of $12.5 million and ORE expense of $5.1 million.

CONSOLIDATED BALANCE SHEET

At December 31, 1993, the Company had consolidated assets of $976.7 million, deposits of $865.3 million and stockholders' equity of $68.2 million. Based on deposits, the Company is the second largest independent banking institution headquartered in New Hampshire, and the Bank is the fourth largest bank operating in the State.

Total assets of $976.7 million at December 31, 1993, represented an increase of $9.5 million, or 1%, from the 1992 year-end balance of $967.2 million.

Cash and cash equivalents totalled $166.0 million at December 31, 1993, an increase of $39.4 million from year-end 1992. The increase was substantially the result of a decreasing loan demand and the sale of residential mortgages totalling $45.7 million. Management believes this level of liquid assets allows the Company to remain responsive to external conditions; however, Management expects this balance to decrease in 1994.

Total loans were $524.8 million at December 31, 1993, compared with $624.4 million at the end of 1992. As previously noted, the decrease in the loan portfolio was due primarily to overall weak loan demand and sales of mortgages to the secondary market. In response to the recent loan portfolio decrease, Management has implemented certain loan growth initiatives and anticipates growth in both the commercial and commercial real estate portfolios in 1994. The Bank continues to pursue new lending opportunities, but there can be no assurance as to the future level of the loan portfolio. See "Loans."

The following Chart presents the components of the Company's assets as of December 31, 1993:

[Chart appears here]

Total Assets at December 31, 1993

Net Loans                    52.2%
Investment Securities        26.5
Cash and Cash Equivalents    17.0
Premises and Equipment        1.2
Other Assets                  1.6
Other Real Estate             1.4
Mortgage Held for Sale         .1

Nonaccrual loans and ORE totalled $26.4 million at December 31, 1993, compared to $32.2 million at the end of 1992, a $5.8 million, or 18%, decrease. See "Risk Elements and Nonperforming Assets."

The allowance for possible loan losses was $14.6 million at December 31, 1993, compared with $16.6 million at the end of 1992. The allowance as a percent of nonaccrual loans was 112% at December 31, 1993 and 101% at the end of 1992. The allowance as a percent of total loans was 2.78% at the end of 1993 and 2.66% at the end of 1992. See "Provision for Possible Loan Losses" and "Allowance for Possible Loan Losses."

Stockholders' equity totalled $68.2 million at December 31, 1993, compared with $50.5 million at the end of 1992. The Company's regulatory risk-based capital ratios at December 31, 1993 were 14.31% for Tier 1 capital, 15.59% for total capital and its leverage ratio was 6.78%. This compares with ratios of 9.26% for Tier 1 capital, 10.53% for total capital and 5.00% for leveraged capital on December 31, 1992. All capital ratios exceeded the requirements of current regulations. The increases in both stockholders' equity and capital ratios in 1993 reflected the retention of earnings, as well as $11.6 million of net proceeds from the Company's common stock sale in September. See "Capital Resources."

RESULTS OF OPERATIONS

Net Interest Income

All interest income, yields, rates, interest rate spreads and net interest margins which follow in this discussion are stated on a fully taxable equivalent ("FTE") basis using a tax rate of 34%. Net interest income changes are caused by interest rate movements, changes in the amounts and the mix of earning assets and interest bearing liabilities, and changes in the amounts of non-earning assets and non-interest bearing liabilities.

Net interest income was $40.1 million for 1993 compared to $42.0 million for 1992 and $37.4 million for 1991. The decrease of $1.9 million in 1993 compared to 1992 was the result of lower yields on average earning assets for 1993, offset somewhat by lower interest rates paid on deposits. The increase of $4.6 million in 1992 compared to 1991 was the result of significantly lower interest rates paid on deposits and borrowings in 1992 than in 1991.


The following Table presents Average Rate Earned, on an FTE basis, Average Rate Paid, Interest Rate Spread and Net Interest Margin for the years indicated.

                              1993        1992        1991

Average Rate Earned           7.25%       8.12%       9.66%
Average Rate Paid             3.03        3.88        6.10
Interest Rate Spread          4.22        4.24        3.56
Net Interest Margin           4.62        4.65        4.13

Interest rate spread is the average yield earned on total earning assets less the average rate paid for interest bearing liabilities. Net interest margin is calculated by dividing net interest income by total average earning assets. The net interest margin was under pressure during 1993 as the positive effect of declining market rates diminished, maturing investment securities were reinvested at lower yields, and average balances in the loan portfolio continued to decrease. Management believes the net interest margin has stabilized and factors contributing to the downward pressure throughout 1993 will not be present in 1994. However, net interest income is affected by the current interest rate environment, the mix and volume of assets and liabilities, the level of nonperforming assets, economic, political and other factors. Consequently, there can be no assurance as to the level of future net interest income or margins. See "Loans."

Average earning assets totalled $868.2 million for 1993, a decrease of $34.2 million compared to 1992. The yield on average earning assets for 1993 equalled 7.25%, a decrease of 87 basis points from 1992. The decrease in yield was mitigated somewhat by lower interest rates paid on deposits and borrowings in 1993 compared to 1992. Rates paid on deposits and borrowings decreased from 3.88% in 1992 to 3.03% in 1993. Average interest bearing liabilities totalled $755.5 million for 1993, a decrease of $51.1 million, or 6%, from 1992. Average earning assets totalled $902.4 million for 1992, a decrease of $2.8 million compared to 1991. The yield on average earning assets for 1992 equalled 8.12%, a decrease of 154 basis points from 1991. The decrease in yield was offset by significantly lower interest rates paid on deposits and borrowings in 1992 compared to 1991. Rates paid on deposits and borrowings decreased from 6.10% in 1991 to 3.88% in 1992. Average interest bearing liabilities totalled $806.6 million for 1992, a decrease of $13.5 million,or 2%, from 1991.

During 1993, 1992 and 1991, the effect on net interest income of nonaccrual and restructured loans was significant. The reduction in interest income as a result of the effect of these two categories was $1.2 million, $1.3 million, and $1.7 million, in 1993, 1992 and 1991, respectively. For 1993, a taxable equivalent adjustment of $232,000 was added to net interest income, compared to $358,000 and $686,000 in 1992 and 1991, respectively.

The Bank sold $65.0 million of investment securities at a gain of $3.1 million on December 30, 1991. These securities had an average yield of 7.77% and maturity of two years. Securities purchased with the proceeds of the sale had an average yield of 3.86% and maturities of nine and 12 months.
This resulted in a net reduction of interest income of approximately $1.6 million, after tax, in 1992. See "Investment Securities."

PROVISION FOR POSSIBLE LOAN LOSSES

In determining an appropriate provision for possible loan losses for any period, Management evaluates the current financial condition of specific borrowers, the general economic climate, loan portfolio composition, concentration of credits, loan loss history, adequacy of collateral, the trends and amounts of nonaccrual and past due loans and estimation of future potential losses and the level of the allowance for possible loan losses.
The aforementioned criteria are monitored by Management regularly. The amount of the provision for possible loan losses is recommended by Management and is then reviewed and approved quarterly by the Board based on its assessment of the size, composition and quality of the loan portfolio and the level of the allowance for possible loan losses relative to the risks within the loan portfolio. See "Allowance for Possible Loan Losses."

Commencing in the late 1980's, the economy of New Hampshire experienced the effects of a severe recession which affected all of New England. Due in significant part to the effects of this recession, the Company, like many other New England financial institutions, experienced deterioration in asset quality, particularly in the areas of commercial real estate, construction and residential loans. Downward trends in property sales and fair market value appraisals during 1990 led to substantial deterioration in real estate values. Further downturns in the defense and high technology industries were also experienced during 1990, which contributed to a general rise in unemployment in New Hampshire to a year-end level of approximately 6.3%.

This rapid deterioration of the economy within the Company's market area resulted in net loan losses of $23.2 million, $14.1 million, $10.2 million and $6.2 million for the years ended December 31, 1990, 1991, 1992 and 1993, respectively, representing 3.18%, 2.10%, 1.58% and 1.09% of average loans for the respective years. Additionally, the Bank experienced an overall increase in "loans 90 days or more past due and still accruing," "restructured loans," "nonaccrual loans" and "ORE" (collectively "nonperforming assets"). Nonperforming assets increased from $10.8 million at year-end 1988 to a peak of $52.9 million at June 30, 1991. Management has devoted significant effort to reducing these nonperforming assets with the objective of achieving and thereafter maintaining an overall improvement in asset quality. The level of nonperforming assets has decreased and totalled $47.3 million, $35.6 million and $29.5 million at December 31, 1991, 1992 and 1993, respectively.

In response to the deteriorating economic situation and the high levels of nonperforming assets, the Company determined that the level of the allowance for possible loan losses should be maintained to provide coverage for potential losses in light of the uncertain economic climate. This resulted in a provision for possible loan losses totalling approximately $37.3 million for 1990, $12.5 million for 1991, $6.8 million for 1992 and $4.2 million for 1993. The ratio of the allowance for possible loan losses to total loans was 2.78% at December 31, 1993, compared to 2.66% at year-end

1992 and 3.09% at year-end 1991. The lower provisions for possible loan losses resulted from the concurrent decreases in nonperforming assets and loan losses. The Company continues to be affected by the recession's residual economic impact in the region; however, these trends indicate steady improvement in asset quality since 1990.

The following Graph presents the Provision for Possible Loan Losses and Net Loan Losses for the years indicated:

[Graph appears here]

Measurement Period (YE)    1989     1990     1991     1992     1993

  Provision              $ 4,422  $37,334  $12,542  $ 6,800  $ 4,200
  Net Loan Losses        $ 2,534  $23,197  $14,105  $10,193  $ 6,238



Non-Interest Income

Non-interest income was $9.8 million for 1993, $9.2 million for 1992 and $10.2 million for 1991. The increase of $668,000,or 7%,in 1993 compared to 1992 resulted from higher gains on mortgage sales of $112,000, securities gains of $174,000, trust fee income of $305,000, service charges on deposit accounts of $41,000 and other miscellaneous income of $36,000. The decrease of $1.0 million in 1992 compared to 1991 resulted from lower securities gains of $3.1 million which were offset somewhat by gains on sales of mortgages of $862,000, higher trust fee income of $324,000, higher service charges on deposits of $102,000 and higher other miscellaneous income of $794,000.

Gains and losses on sales of mortgages are recognized based upon the difference between the selling price and the carrying value of the sold loans. The Bank services all mortgages sold and servicing fees are recognized as income when earned. Mortgage sales are on a non-recourse basis. The Bank expects to record lower gains on sales of mortgages in 1994 compared to 1993 and 1992. See "Mortgage Loans Held for Sale."

Non-Interest Expense

Total non-interest expense was $35.9 million in 1993, $38.2 million in 1992 and $38.1 million in 1991. In 1993, non-interest expense decreased $2.3 million, or 6%, compared to 1992, primarily due to lower ORE costs. In 1993, ORE expense decreased $3.0 million, or 48%, from the 1992 total of $6.3 million. Included in ORE expense in 1993 were $680,000 of write-downs to
fair value and $350,000 of provisions for possible ORE losses.   This was a
decrease of $2.0 million from the $3.0 million of fair value write-downs and provisions for 1992. ORE general carrying costs totalled $2.3 million in 1993 compared to $3.5 million in 1992, a $1.2 million, or 34%, decrease. In 1992, ORE expense increased $1.2 million over the 1991 total of $5.1 million. Included in ORE expense in 1992 was $2.4 million of write-downs to fair value and provisions for possible ORE losses of $564,000. This was an increase of $863,000 over the $2.1 million of similar write-downs and provisions for 1991. FDIC insurance expense was $2.5 million, $2.0 million and $1.8 million for the years 1993, 1992 and 1991, respectively. In 1993, the decreases in ORE expense ($3.0 million) and occupancy and equipment expenses ($98,000) were offset somewhat by net increases in salaries and employee benefits ($349,000), FDIC insurance expense ($511,000) and other miscellaneous expenses ($27,000). The increases in ORE expense and FDIC insurance expense in 1992 were offset by decreases in salaries and benefits ($59,000), occupancy and equipment expense ($167,000), examination and audit fees ($280,000) and other miscellaneous expenses ($899,000).

ORE expense totalled $3.3 million, $6.3 million and $5.1 million for 1993, 1992 and 1991, respectively. ORE decreased substantially from the $22.6 million total at December 31, 1991 to $13.4 million at December 31, 1993, a 41% decrease. See "Risk Elements and Nonperforming Assets." General carrying costs, a significant component of ORE expense, totalled $2.3 million in 1993 and $3.5 million in both 1992 and 1991. These costs over the three-year period ended December 31, 1993 consist of foreclosure expenses and real estate taxes, as well as the expenses associated with maintaining ORE properties. General carrying costs decreased by $1.2 million in 1993 compared to 1992, due to lower real estate tax expense ($262,000) and legal expense ($393,000) coupled with a non-recurring recovery and other miscellaneous recoveries totalling $537,000. In addition, write-downs to fair value, the other primary component of ORE expense, amounted to $680,000, $2.4 million and $1.9 million for 1993, 1992 and 1991, respectively, and are an indication of the general decline in real estate values during 1992 and 1991 in the Company's market area. However, the significantly lower write-downs to fair value in 1993 compared to prior years are indicative of stabilizing real estate values, as well as Management's ability to determine an appropriate initial fair value for foreclosed properties.

FDIC insurance expense increased in 1993, 1992 and 1991 primarily as a result of increases in the premium rate charged on applicable deposits. Management expects the Bank's FDIC insurance expense to be lower in 1994 compared to 1993.

Income Tax Expense (Benefit)

The Company's results of operations in 1993 and 1992 produced pretax income of $9.5 million and $5.8 million, respectively, compared to a pretax loss in 1991 of $3.7 million. The effective tax rate (benefit) was 32.9% in 1993, 25.2% in 1992 and (13.6%) in 1991. During 1993 and 1992, the Company
recorded income tax expense of $3.1 million and $1.5 million, respectively. During 1991, the Company recorded tax benefits of $509,000 pursuant to the 10-year carryback rule which applies to loan losses.

In February, 1992, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 109, "Accounting For Income Taxes." The Company elected to adopt SFAS 109 effective January 1, 1992. As permitted under SFAS 109, prior years' financial statements have not been restated. Under the new rules, deferred taxes are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabillities are adjusted for tax rate changes. Under the prior rules, deferred taxes were based on items of income and expense that were reported in different years on the financial statements and tax returns, measured using tax rates for the year in which timing differences arose. Deferred taxes were not adjusted for tax rate changes.

The cumulative effect of adopting SFAS 109 on years prior to 1992 was an increase of $1.1 million, or $.32 per share, to the results of operations for 1992. SFAS 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believed that some uncertainty existed with respect to future realization and established a valuation allowance of $550,000 as of January 1, 1992. Reported earnings in 1992 reduced this uncertainty and, accordingly, resulted in a reduction in income tax expense of $352,000 during 1992.

The $198,000 valuation allowance at year end 1993 is based on the expectation that the Company will generate pretax earnings in 1994 from ordinary and recurring operations at least equivalent to that earned in 1993. In

Management's judgment, future earnings are more likely than not to result in sufficient taxable income to realize the Company's deferred tax asset. The Company will continue to evaluate the value of the deferred tax asset by assessing the need for a valuation allowance on a quarterly basis.

FINANCIAL CONDITION

Loans

Total loans at December 31, 1993 were $524.8 million, a decrease of $99.6 million, or 16%, from the 1992 year-end balance of $624.4 million.

While the Bank made loans within its defined geographic market during 1992 and 1993, a commitment to managed credit risk, weaker loan demand and increased price competition resulted in a continuation of slower loan growth. Average total loans for 1993 were $573.6 million compared to $646.0 million in 1992, a decrease of $72.4 million or 11%. All loan portfolio categories decreased during 1993 with the exception of installment loans, which increased by approximately $3.3 million. Those categories of loans which decreased were the result of principal payments, an overall decrease in customer demand for new loans which also increased pricing competition, charge-offs of existing problem loans, and reclassification of loans to ORE. Additionally, beginning in the second half of 1992, the Bank began to sell residential real estate loans in the secondary market. See "Mortgage Loans Held for Sale." Sales of mortgages amounted to $45.7 million during 1993 and $44.1 million during the second half of 1992.

Beginning in 1990, Management implemented a series of changes to strengthen and improve its loan underwriting procedures. Such changes included defining maximum loan amounts lenders can approve and setting up an approval structure which may require review by several committees and, at certain levels, Bank Board review of loans exceeding defined maximum amounts. This centralized approach to loan approval is supported by a separate Credit Analysis Department and by a Credit Documentation Department, each of which required additions to staff.

During 1993, Management implemented a number of loan growth initiatives designed to reverse the decreases in the loan portfolio. Management's goal is to increase both the commercial and commercial real estate loan portfolios by expansion of loan business with existing customers and by developing a larger customer base within New Hampshire. Management expects to increase loan participations with smaller community banks and continue to participate in various government sponsored loan programs available to customers, such as the Small Business Administration (SBA and SBA 504 programs) and the New Hampshire Business Finance Authority (BFA).

The following Table summarizes the Bank's loan portfolio by major category at December 31, 1993 and 1992. At December 31, 1993, residential real estate loans totalled $285.6 million, or 54%, of the portfolio balance. This balance consisted of $273.8 million of loans secured by one to four family residential properties and $11.8 million of loans secured by multi-family residential properties. The Bank has no foreign loans or energy loans, and had agricultural loans of only $17,000 at December 31, 1993.

                                           December 31,
                                      1993              1992

                                 Amount    %        Amount     %
                                     (Dollars in thousands)

Commercial, financial and
  agricultural                  $ 55,430   11%     $ 80,256   13%
Real estate--commercial          133,837   25       163,594   26
Real estate--construction          3,019    1         5,620    1
Real estate--residential         285,582   54       331,270   53
Installment                       46,975    9        43,641    7
     Total loans                $524,843  100%     $624,381  100%


A significant amount of the commercial real estate loans have been made to owner occupied businesses. Even though these loans are collateralized by real estate, the primary repayment source is the cash flow generated by the related business. Some of these businesses are located in areas where general economic conditions may remain weak. However, the diversification of the commercial real estate loan portfolio and the size of the potential loss exposure are such that a material adverse impact on future operations of the Company is unlikely. See "Mortgage Loans Held for Sale" and "Non-Interest Income."

Mortgage Loans Held for Sale

During the fourth quarter of 1991, mortgage interest rates began to decline. This downward trend continued during 1992 and 1993 and, coupled with a stabilization of residential real estate market values, resulted in a significant increase in mortgage loan activity. The Bank capitalized on these conditions by providing home loans or refinancings to qualified borrowers. The resultant growth in the residential mortgage portfolio, however, increased the interest rate risk of holding long-term fixed rate loans. In response, Management implemented a plan to reduce the residential mortgage portfolio by selling qualified fixed rate loans in the secondary market, to the extent necessary to adjust the loan portfolio mix to desired levels. This mix is determined by the Company's Asset/Liability Committee and is based on periodic reviews of the overall interest rate risk in the loan portfolio. The Bank continues to service the residential mortgage loans sold, in line with its commitment to maintain close contact with its customers.

The Bank had $2.0 million and $2.5 million of fixed rate residential mortgage loans held for sale at December 31, 1993 and 1992, respectively. Fixed rate residential mortgage loans totalling $45.7 million were sold to the secondary market during 1993 at a net gain of $974,000. Mortgage loans totalling $44.1 million were sold during 1992 at a net gain of $862,000. No mortgage loans were sold during 1991.

Allowance for Possible Loan Losses (the "APLL")

The APLL is available for future loan losses. The provision for possible loan losses (the "Provision"), added to the APLL by charges to income, is based upon Management's evaluation of individual credits and concentrations of credit risk, net losses charged to the APLL, changes in the quality of the loan portfolio, levels of nonaccrual loans, current economic conditions, changes in the size and character of the loan risks and other pertinent factors warranting current recognition. See "Risk Elements and Nonperforming Assets." After review and approval by the Board, Management charges all or a portion of a loan against the APLL when a probability of loss has been established, with consideration given to such factors as the prospects for recovery of the principal, the customer's financial condition, underlying collateral and guarantees. The loans are also subject to periodic examination by bank regulatory authorities. Each credit on the internal Asset Quality Report is evaluated periodically to estimate potential losses. In addition, minimum loss estimates for each category of classified credits are also provided based on Management's judgment, which considers past loan loss experience and other factors. For installment and real estate mortgage loans, general allocations are based on past loss experience adjusted for recent portfolio growth and economic trends. The amounts specifically provided for individual loans and pools of loans from this analysis are considered allocated allowances and are supplemented by an unallocated amount for possible loan losses. This unallocated amount is determined based on judgments regarding risk of error in the specific allocations, other potential exposure in the loan portfolio, economic conditions and trends, and other factors. Recoveries of previously charged-off loans are credited to the APLL. Credit card loans are charged off at the earlier of notice of bankruptcy, at 150 days past due, or when otherwise deemed uncollectible.
All other installment loans that are 90 to 120 days past due are charged off monthly, unless insured for credit loss or where scheduled payments have been resumed. Real estate mortgage loans are written down to fair value upon the earlier of receipt of a deed of foreclosure, upon completion of foreclosure proceedings, or upon classification as in-substance foreclosure. Commercial and other loan charge-offs are made based on Management's ongoing evaluation of nonperforming loans.

Net loan losses totalled $6.2 million in 1993, $10.2 million in 1992 and $14.1 million in 1991. During 1993, Management devoted additional personnel and resources to recovering previously charged-off commercial and real estate loans. A centralized system has been developed to control and administer the recovery effort in the Loan Workout Department. Loan loss recoveries totalled $1.9 million in 1993, $902,000 in 1992 and $1.7 million in 1991. Management is unable at this time to project the amount and timing of recoveries in 1994 and thereafter of previously charged-off loans.

The following Table presents an analysis of the APLL activity for each of the past three years.

                                          1993          1992          1991

                                                 (Dollars in thousands)

Balance at January 1                    $ 16,619      $ 20,012      $ 21,575
Provision for possible loan losses         4,200         6,800        12,542
Loan losses:
  Commercial, financial and
    agricultural                          (1,028)       (3,160)       (4,564)
  Real estate--commercial                 (2,026)       (1,564)       (6,202)
  Real estate--construction                 (202)         (431)
  Real estate--residential                (4,080)       (4,698)       (3,073)
  Installment                               (777)       (1,242)       (1,959)

    Total loan losses                     (8,113)      (11,095)      (15,798)

Recoveries:
  Commercial, fiancial and
    agricultural                             775           334           666
  Real estate--commercial                    449           152           189
  Real estate--construction                  147
  Real estate--residential                   102            14           244
  Installment                                402           402           594

    Total recoveries of loans              1,875           902         1,693

Net loan losses                           (6,238)      (10,193)      (14,105)

APLL at December 31                     $ 14,581      $ 16,619      $ 20,012

Total loans at December 31              $524,843      $624,381      $647,534

Average loans                           $573,561      $646,040      $672,954

APLL/Total loans                           2.78%         2.66%         3.09%

Net loan losses/Average loans              1.09          1.58          2.10
Net loan losses/Provision                148.52        149.90        112.46
Recoveries/Loan losses                    23.11          8.13         10.72
Provision/Average loans                     .73          1.05          1.86

The APLL is a general reserve available for all categories of possible loan losses. Management has made an allocation of its APLL giving consideration to it's evaluation of risk in the portfolios. The allocations are based on estimates and subjective judgments, and are not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.
The following Table presents an analysis of the allocation of the APLL by loan category for the years indicated.

                                           December 31,
                                     1993               1992
                                         % of              % of
                                         Total             Total
                                Amount   Loans    Amount   Loans

Commercial, financial and
  agricultural                  $  1,507   11%    $ 1,956    13%
Real estate--commercial            4,073   25       6,218    26
Real estate--construction                   1          40     1

Real estate--residential           1,742   54       5,033    53
Installment                        1,566    9       1,045     7

Unallocated                        5,693            2,327

                                $ 14,581  100%    $16,619   100%


Risk Elements and Nonperforming Assets

Most of the Bank's loans and in-substance foreclosures ("ISF") are collateralized by real estate in New Hampshire. In addition, substantially all ORE properties are located in New Hampshire. The ultimate collectibility of this portion of the loan portfolio and the recovery of this portion of the carrying amount of ORE are susceptible to changes in the State's market conditions. Management is required to make estimates and assumptions that affect these reported amounts at the balance sheet date and which affect revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are potentially susceptible to change in the near-term relate to determination of the APLL and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. Management believes it is prudent in its approach to charging off uncollectible portions of problem loans and writing down the carrying value of ORE, as its policy is to make such charge-offs and write-downs on a timely basis. Management also believes there are no adverse concentrations in any loan category, except real estate loans which constitute a higher than normal risk because of the difficulties being experienced by various real estate borrowers in meeting their debt service requirements. However, changes in economic conditions may require currently unanticipated additions to the APLL or reductions in ORE valuations, which would reduce earnings in the period within which such additions or reductions occur.

The allowance for possible ORE losses was $350,000 and $568,000 at December 31, 1993 and 1992, respectively. These allowances were established to account for estimated ORE losses on specific properties on which appraisals were not yet available on the reporting date.

A loan generally is classified as nonaccrual when full collectibility of principal or interest is doubtful or a loan becomes 90 days past due as to principal or interest, unless Management determines that the estimated net realizable value of the collateral is sufficient to cover the principal balance and accrued interest and the loan is in the process of collection.

When interest accruals are discontinued, unpaid interest accrued in prior years is charged to the APLL and current year interest is reversed. Payments received on nonaccrual loans are applied to principal. A loan is classified as restructured if the original interest rate, repayment terms, or both have been modified due to the deterioration in the financial condition of the borrower. Nonperforming loans are returned to performing status when the loan is brought current and has performed in accordance with contract terms for a reasonable period of time.

At December 31, 1993, loans 90 days past due and still accruing were $2.0 million, compared to $1.8 million at December 31, 1992. Included in this nonperforming loan category were commercial loans at December 31, 1993 and December 31, 1992, which totalled $17,000 and $61,000, respectively, loans secured by real estate, which totalled $1.7 million and $1.4, respectively, and personal installment debt, which was $240,000 and $289,000, respectively.

At December 31, 1993 and 1992, the nonaccrual loan balance of $13.0 million and $16.4 million, respectively, represented $2.2 million and $3.5 million in commercial loans, $10.8 million and $12.6 million in real estate loans and $37,000 and $301,000 in installment loans, respectively. There were no condominium development loans on nonaccrual at December 31, 1993.

Although restructured loans have not been material, amounting to $1.0 million as of December 31, 1993, Management has encouraged restructuring when it is likely to result in a paying credit for the remainder of the restructured term.

The following Table summarizes the nonperforming assets at year-end for the years listed.

                                              December 31,
                                         1993             1992
                                         (Dollars in thousands)

Nonaccrual loans:
  Commercial, financial and
    agricultural                     $  2,167         $  3,486
  Real estate--commercial               3,979            4,407
  Real estate--construction               593              650
  Real estate--residential              6,263            7,547
  Installment                              37              301
     Total nonaccrual                  13,039   44%     16,391   46%
Past due 90 days or more
  (accruing)                            2,006    7       1,770    5
Restructured loans                      1,012    3       1,628    5
Total nonperforming loans              16,057   54      19,789   56
Other real estate, net                  9,865            7,287
In-substance foreclosures               3,528            8,569
Total other real estate(ORE)           13,393   46      15,856   44
Total nonperforming assets(NPA)      $ 29,450  100%   $ 35,645  100%

Total assets                         $976,719         $967,202
APLL                                 $ 14,581         $ 16,619
APLL/Nonaccrual loans                    112%             101%
APLL/Nonperforming loans                  91               84
APLL/NPA                                  50               47
NPA/Total assets                         3.0              3.7
NPA/Total loans plus ORE                 5.5              5.6

The following Table presents the distribution of ORE, before deducting the allowance for ORE losses, as of December 31, 1993 and 1992.

                                            December 31,
                                       1993             1992
                                       (Dollars In thousands)

Commercial                         $ 7.1    52%     $ 8.4     51%
Residential                          4.4    32        4.8     29

Land and sub-divided lots            2.2    16%       3.2     20

Total                              $13.7   100%     $16.4    100%


ORE at December 31, 1993 consisted of over 200 properties. The two largest properties were commercial real estate recorded at $1.6 million (foreclosed) and $551,000 (in-substance foreclosed). All other ORE properties are each recorded at less than $450,000. Substantially all residential properties are one to four family and most of the land and sub-divided lots are intended for residential one to four family homes.

ORE at December 31, 1993 was $13.7 million compared to $16.4 million at December 31, 1992, a $2.7 million, or 17%, decrease. During 1993, additions and sales totalled $7.3 million each and losses and other decreases totalled $2.7 million. During 1992, additions of $7.1 million were offset by sales of $9.9 million and losses and other decreases of $3.7 million resulting in a 28% decrease in ORE from December 31, 1991.

The following Table summarizes the real estate operations of ORE property held for sale for each of the three years ended December 31:

                                1993             1992              1991
                                             (In thousands)

Balance, January 1            $16,424          $22,876           $21,527
ORE additions                   7,327            7,071            16,927
ORE losses                     (1,248)          (2,678)           (1,883)
ORE sales                      (7,335)          (9,937)          (12,481)
Other, net                     (1,425)            (908)           (1,214)
                               13,743           16,424            22,876
Less allowance for
  possible ORE losses             350              568               250
Balance, December 31          $13,393          $15,856           $22,626


Investment Securities

Investment securities totalled $258.4 million and $185.3 million at December 31, 1993 and 1992, respectively. The portfolio is comprised of short-term U.S. Treasury instruments and high-grade municipal obligations with short maturities. Federal funds sold and securities purchased under agreements to resell totalled $105.0 million at December 31, 1993, compared to $64.0 million at year-end 1992 reflecting additional liquidity in the Bank's balance sheet. The 1993 increases in investment securities of $73.1 million and federal funds sold and securities purchased under agreements to resell of $41.0 million are primarily the result of decreasing loan demand and sales of residential real estate mortgages to the secondary market.

Management determines the appropriate classification of securities at the time of purchase. Pursuant to its policy, Management has the intent and the Bank has the ability at the time of purchase to hold securities until maturity or on a long-term basis. They are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at the lower of cost or market value.

The following Table summarizes the book value of the investment portfolio for the years listed.

                                         December 31,
                                      1993          1992
                                        (In thousands)

U.S. Treasury and other U.S.
  Government agencies              $256,380       $180,616
State and municipal                   1,215          1,765
Other                                   797          2,897
   Total                           $258,392       $185,278


Deposits

Interest bearing deposit balances at December 31, 1993 totalled $716.6 million compared to $723.7 million at year-end 1992, a decrease of $7.1 million. The decrease occurred primarily in certificates of deposit ($18.1 million) and money market accounts ($8.1 million), but was significantly offset by increases in other deposit categories totalling $19.1 million. The impact of decreases in deposits for 1993 was not material to the overall liquidity position of the Bank. Given the current stabilization in deposit activity, future significant net outflows of deposits are not anticipated at this time, although no assurance can be given, as a result of factors beyond the control of the Company (such as further declines in market interest rates), that additional reductions in deposits may not occur. Demand deposits increased $3.6 million in 1993 from the 1992 year-end balance of $145.2 million.

Average balances followed the same trends as year-end balances. Average demand deposits increased, totalling $131.3 million and $121.0 million for 1993 and 1992, respectively. Average savings deposits increased, totalling $481.5 million and $477.5 million in 1993 and 1992, respectively. Average time deposits decreased, totalling $235.0 million for 1993 and $278.7 million for 1992.

The shift from time deposits to savings deposits and the overall decline in total deposits were due to lower interest rates being paid on time deposits and a continued emphasis on personal liquidity, as some depositors chose to move their funds into savings accounts or mutual funds.

The following Table presents the types of deposit balances for the years listed.

                                          December 31,
                                     1993             1992
                                         (In thousands)

Demand deposits                   $148,784         $145,188
NOW accounts                       138,822          126,993
Savings deposits                   297,205          289,958
Money market accounts               54,347           62,483
Time deposits of $100,000
  or more                           11,641           12,776
Other time deposits                214,536          231,527
   Total deposits                 $865,335         $868,925


Short-Term Borrowings

Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase and all other borrowed funds. Such borrowings totalled $35.3 million and $39.2 million at December 31, 1993 and 1992, respectively. Average balances and rates paid on short-term borrowings have declined steadily since 1990.

Capital Resources

The Company's two sources of capital are internally generated capital and the capital markets. Primary reliance is placed on internally generated capital; however, as previously discussed, on September 30, 1993, the Company sold 690,000 shares of common stock, generating approximately $11.6 million in new capital.

In January 1989, the Board of Governors of the Federal Reserve (the "FRB") released new standards for measuring capital adequacy for U.S. banking institutions. In general, the standards require banks and bank holding companies to maintain capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments and interest rate swaps.

The FRB standards classify capital into two tiers, Tier 1 and Tier 2.  Tier
1 capital consists of common stockholders' equity, noncumulative and cumulative (bank holding companies only) perpetual preferred stock, and minority interests, less goodwill. Tier 2 capital consists of a portion of the APLL, perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt, and intermediate-term preferred stock. At December 31, 1993, all bank holding companies and banks are required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted total assets with at least 4% Tier 1 capital. Capital that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital. The FRB regulations require a minimum Tier 1 leverage capital ratio (the "Leverage Ratio") of 3% plus an additional cushion of 100 to 200 basis points or more. Under certain circumstances, the FRB may establish higher minimum capital ratio requirements than set forth above where increased regulatory attention is warranted.

The Table below illustrates the Company's regulatory capital, regulatory minimum required capital and corresponding capital ratios as of December 31, 1993.

                                                       Minimum
                                          Actual       Required
                                          (Dollars in thousands)

Tier 1 Capital                            $ 66,380     $ 18,549
Tier 2 Capital                               5,905
   Total Qualifying Capital               $ 72,285     $ 37,098
Risk Adjusted Total Assets(including
  off-balance sheet exposures)            $463,726
Leverage Ratio                                6.78%        3.00%
Tier 1 Risk-Based Capital Ratio              14.31         4.00
Total Risk-Based Capital Ratio               15.59         8.00

As shown in the Table above, the Company's Tier 1 and total qualifying capital and capital ratios exceed the current minimum requirements. The amount of capital required for the Company to maintain the required minimum Leverage Ratio of 3% is $29.4 million.

The Bank's minimum Leverage Ratio is 3% plus an additional cushion of 100 to 200 basis points or more depending upon risk profiles and other factors. As previously noted in "Regulatory Matters," the MOU and Capital Directive require the attainment by the Bank at specified dates through June 30, 1994 of certain levels established under regulations applicable to banking institutions generally, as set forth above, as well as specified Leverage Ratios (5.25% and 6.00% on or before December 31, 1993 and June 30, 1994, respectively) that exceed the minimums to which the Bank would otherwise be subject under applicable banking regulations. As of December 31, 1993, the Bank had already exceeded the required June 30, 1994 Leverage Ratio of 6.00% by nine basis points.

Liquidity and Interest Rate Sensitivity Management

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest-sensitive earning assets and interest bearing liabilities. Liquidity management involves the Bank's ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

The Company's most important source of liquidity is liability liquidity, the ability to raise new funds and to renew maturing liabilities in a variety of markets. The most important factor in assuring liability liquidity is maintenance of confidence in the Bank by depositors of funds. Such confidence, in turn, is based on performance and reputation. The Company believes that its reputation, its financial strength and numerous long-term customer relationships, should enable it to raise funds as needed in many markets. This belief is based upon an increase in average "core" deposits (i.e., demand deposits and savings deposits including NOW, passbook and money market accounts) from $598.4 million in 1992 and to $612.9 million in 1993. Funds are primarily generated locally and regionally and the Bank has no brokered deposits. Other types of assets such as federal funds sold and securities purchased under agreements to resell, as well as maturing loans, are supplemental sources of liquidity.

The objective of interest rate sensitivity management is to minimize changes in net interest income resulting from volatility in interest rates.
Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight federal funds on which rates change daily and loans which are tied to the prime rate differ considerably from long-term investment securities and fixed rate loans. Similarly, time deposits over $100,000 and money market accounts are much more interest sensitive than passbook savings accounts. The shorter term interest rate sensitivities are key to measuring the interest sensitivity gap, which is defined as excess interest sensitive earning assets over interest bearing liabilities.

The following Table shows the interest sensitivity gaps for four different time intervals as of December 31, 1993. In the 12-month time frame the Bank was liability sensitive at December 31, 1993. An increase in the general level of interest rates would have an unfavorable effect on net interest income by increasing rates paid on liabilities faster than rates earned on assets. Conversely, declining rates would have a favorable effect on net interest income.

                                          0-3           4-12           1-5          Over 5
                                         Months        Months         Years         Years
                                                   (In thousands)
Rate Sensitive Assets:
Loans                                  $168,583      $ 47,862       $134,044      $176,332
Investments                              25,817       129,971         99,765         2,233
Federal funds sold and other            105,000
       Total                            299,400       177,833        233,809       178,565
Rate Sensitive Liabilities:
NOW accounts                            138,822
Savings deposits                        297,205
Time deposits greater than $100,000       8,634         5,734          2,161
All other time deposits(1)              100,908       104,637         61,525         1,813
Federal funds purchased and other        35,266
   Total (2)                            580,835       110,371         63,686         1,813
Interest sensitivity gap               (281,435)       67,462        170,123       176,752
Cumulative interest sensitivity gap    (281,435)     (213,973)       (43,850)      132,902

(1) Includes Money Market Accounts totalling $54.3 million.
(2) Excludes non-interest bearing deposits.

Inflation

The effects of inflation on financial institutions differ from the effects on other commercial enterprises since financial institutions make few significant capital or inventory expenditures, which are directly affected by changing prices. Because virtually all bank assets and liabilities are monetary in nature, inflation does not affect a financial institution as much as changes in interest rates. The general level of inflation does, in fact, underlie the general level of most interest rates; however, interest rates do not increase at the rate of inflation as do the prices of goods and services. Rather, interest rates react more to the changes in the expected rate of inflation and to changes in government monetary and fiscal policy.

New Accounting Standards

The Company has adopted SFAS No. 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions" in its 1993 Financial Statements. In addition, the Company will adopt SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994. Information on SFAS 106, 112 and 115 can be found in Notes A and L to the Financial Statements.

In May, 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This statement will, in connection with recent regulatory guidance, allow the Company to reclassify its in-substance foreclosures to loans and disclose them as impaired loans. SFAS 114 will require the Company to identify impaired loans and generally value them at the lower of either the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observalble market price or the fair value of the collateral if the loan is collateral dependent. SFAS 114 is effective in 1995, with adoption required as of the beginning of the year, although earlier adoption is allowed. The effect of adopting the new rules in 1995 is not expected to have a significant effect on financial position or results of operations of the Company.

Summary of Selected Financial Data
(Dollars in thousands, except per share data)

                                      1993          1992        1991         1990         1989
Interest income                    $   62,719    $   72,906  $   86,749   $   92,405   $   94,939
Interest expense                       22,870        31,311      50,003       55,879       55,983
Net interest income                    39,849        41,595      36,746       36,526       38,956
Provision for possible loan losses      4,200         6,800      12,542       37,334        4,422
Non-interest income                     9,824         9,156      10,189        6,959        6,438
Non-interest expense                   35,943        38,171      38,128       37,878       30,090
Income taxes (benefit)                  3,138         1,457        (509)     (12,213)       3,049
Cumulative effect of a change in
  accounting principle (1)                            1,100
Net income (loss)                  $    6,392    $    5,423  $   (3,226)  $  (19,514)  $    7,833

Total assets                       $  976,719    $  967,202  $1,015,061   $1,001,709   $  948,049
Total equity                       $   68,242    $   50,545  $   44,984   $   47,952   $   69,532
Per share data:
  Income(loss) before cumulative
   effect of a change in
   accounting principle            $     1.80    $     1.28  $     (.95)  $    (5.79)  $     2.32
  Cumulative effect of a change
    in accounting principle (1)                         .32

  Net income (loss)                $     1.80(2) $     1.60  $     (.95)  $    (5.79)  $     2.32
  Cash dividends declared          $      .08    $      .00  $      .00   $      .64   $      .92
  Book value                       $    16.78    $    14.96  $    13.29   $    14.17   $    20.67
Ratios:
  Interest Rate Margin (FTE)             4.62%         4.65%       4.13%        4.29%        4.73%
  Return on average stockholders'
   equity (ROE)                         11.27%        11.43%      (6.99%)     (30.76%)      11.60%
  Return on average assets (ROA)          .67%          .55%       (.33%)      (2.05%)        .85%

(1) The Company elected to adopt SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1992 (see footnote K)
(2) The sale of 690,000 shares of common stock on September 30, 1993, diluted 1993 earnings per share by $.09.

Information on Common Stock

Bank of New Hampshire Corporation common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers
Automated Quotation (NASDAQ) National Market System under the symbol "BNHC." The Table below sets forth the high and low sales prices for the common stock as reported by NASDAQ, in addition to the cash dividends declared in each period, if any. Such prices reflect inter-dealer quotations without retail markup, markdown or commissions and may not necessarily reflect actual transactions. As of February 18, 1994, there were approximately
1,540 holders of record of common stock. There were no dividends declared during 1992 or during the first three quarters of 1993. See
"Dividends and Dividend Policy."

                                                         1993                                       1992
                                        Fourth     Third    Second     First      Fourth     Third    Second     First
                                        Quarter   Quarter   Quarter   Quarter     Quarter   Quarter   Quarter   Quarter
High                                    $20.50    $19.75    $19.75    $18.25      $13.50    $10.50    $10.50    $12.25
Low                                     $16.00    $15.00    $14.25    $13.25      $ 7.50    $ 9.00    $ 8.00    $ 4.25
Cash dividends declared per share       $  .08    $  .00    $  .00    $  .00      $  .00    $  .00    $  .00    $  .00

The Company is authorized by its Articles of Agreement to issue up to 500,000 shares of preferred stock, no par value. No shares of preferred stock have been issued. Subject to the rights as may hereafter be granted to holders of preferred stock, the holders of shares of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore.

Selected Quarterly Data

In the opinion of Management, all adjustments which include only normal recurring adjustments necessary to present fairly the results of operations for each of the following quarterly periods, have been made.

The following is a summary of selected quarterly data of the Company for the years ended December 31, 1993 and 1992 (In thousands, except per share data):

                                                         1993                                       1992
                                        Fourth     Third    Second     First      Fourth     Third    Second     First
                                        Quarter   Quarter   Quarter   Quarter     Quarter   Quarter   Quarter   Quarter
Interest income                         $ 15,270  $ 15,368  $ 15,787  $ 16,294    $ 17,525  $ 17,999  $ 18,812  $ 18,570
Interest expense                           5,477     5,827     5,754     5,812       6,278     7,425     8,424     9,184
Net interest income                        9,793     9,541    10,033    10,482      11,247    10,574    10,388     9,386
Provision for possible loan losses           250     1,050     1,400     1,500       1,500     1,500     1,500     2,300
Non-interest income                        2,471     2,384     2,721     2,248       2,561     2,481     2,088     2,026
Non-interest expense                       9,592     8,862     9,095     8,394       9,655     9,379     9,584     9,553
Income(loss) before income taxes
  (benefit) and cumulative effect of
  a change in accounting principle         2,422     2,013     2,259     2,836       2,653     2,176     1,392      (441)
Income taxes (benefit)                       785       661       747       945         767       484       303       (97)
Income(loss) before cumulative
  effect of a change in accounting
  principle                                1,637     1,352     1,512     1,891       1,886     1,692     1,089      (344)
Cumulative effect on years prior to
  1992 of a change in accounting
  principle                                                                                                        1,100(A)
Net income                              $  1,637  $  1,352  $  1,512  $  1,891    $  1,886  $  1,692  $  1,089  $    756
Per share amounts:
Income(loss) before cumulative
  effect of a change in accounting
  principle                             $    .40  $    .40  $    .45  $    .55    $    .56  $    .50  $    .32  $   (.10)
Cumulative effect on years prior to
  1992 of a change in accounting
  principle                                                                                                          .32(A)
Earnings per share                      $    .40  $    .40  $    .45  $    .55    $    .56  $    .50  $    .32  $    .22

(A) The Company elected to adopt SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1992 (see footnote K).

REPORT OF ERNST & YOUNG,
INDEPENDENT AUDITORS


Board of Directors and Stockholders
Bank of New Hampshire Corporation

We have audited the accompanying consolidated balance sheets of Bank of New Hampshire Corporation as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant esti-mates made by management, as well as evaluating the overall financial state-ment presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above pres-ent fairly, in all material respects, the consolidated financial position of Bank of New Hampshire Corporation as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note L to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pen-sions in the year ended December 31, 1993. As discussed in Note K to the consolidated financial statements, the Company changed its method of account-ing for income taxes in the year ended December 31, 1992.



Manchester, New Hampshire
January 19, 1994

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                          December 31

(Dollars in thousands, except per share amounts)      1993            1992

ASSETS
Cash and due from banks                             $   60,999      $   62,584
Federal funds sold and securities purchased under
  agreements to resell                                 105,000          64,000
    Total cash and cash equivalents                    165,999         126,584
Investment securities (approximate market value
  $258,627 in 1993 and $186,733 in 1992):
  U.S. Treasury and other U.S. Government agencies     256,380         180,616
  State and municipal                                    1,215           1,765
  Other                                                    797           2,897
    Total investment securities                        258,392         185,278
Mortgages held for sale                                  1,978           2,500

Loans:
  Commercial, financial and agricultural                55,430          80,256
  Real estate-commercial                               133,837         163,594
  Real estate-construction                               3,019           5,620
  Real estate-residential                              285,582         331,270
  Installment                                           46,975          43,641
    Total loans (net of unearned income of
      $1,157 in 1993 and $1,581 in 1992)               524,843         624,381
    Less: Allowance for possible loan losses            14,581          16,619
      Net loans                                        510,262         607,762
Premises and equipment                                  11,366          11,333
Other real estate                                       13,393          15,856
Other assets                                            15,329          17,889
    Total assets                                    $  976,719      $  967,202
                                                     _________       _________


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Non-interest bearing                            $  148,784      $  145,188
  Interest bearing                                     716,551         723,737
    Total deposits                                     865,335         868,925
Federal funds purchased and securities sold
  under agreements to repurchase                        32,238          36,107
Other borrowed funds                                     3,028           3,140
Accrued expenses and other liabilities                   7,876           8,485
    Total liabilities                                  908,477         916,657

Stockholders' Equity:
  Preferred stock - no par value
  Authorized - 500,000 shares; none issued
  Common stock - stated value $2.50 per share
    Authorized - 6,000,000 shares
    Issued - 4,066,943 shares in 1993
      and 3,497,313 shares in 1992                      10,167           8,743
  Surplus                                               27,320          17,700
  Retained earnings                                     30,755          24,688
                                                        68,242          51,131
  Less cost of 118,296 shares in treasury                                  586
    Total stockholders' equity                          68,242          50,545
    Total liabilities and stockholders' equity      $  976,719      $  967,202
                                                     _________       _________


See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                             Year Ended December 31
                                          1993         1992         1991
Interest income:
  Interest and fees on loans            $ 51,608     $ 60,836     $ 70,635
  Interest on investment securities:
    Subject to federal taxes               8,429        9,634       10,380
    Exempt from federal taxes                112          230        1,015
      Total interest on investment
        securities                         8,541        9,864       11,395
  Other interest income                    2,570        2,206        4,719
      Total interest income               62,719       72,906       86,749
Interest expense:
  Deposits                                22,065       29,835       46,237
  Borrowings                                 805        1,476        3,766
      Total interest expense              22,870       31,311       50,003
Net interest income                       39,849       41,595       36,746
  Provision for possible loan losses       4,200        6,800       12,542
Net interest income after
  provision for possible loan losses      35,649       34,795       24,204
Non-interest income:
  Trust fees                               3,321        3,016        2,692
  Service charges on deposit accounts      3,181        3,140        3,038
  Securities gains                           182            8        3,123
  Other                                    3,140        2,992        1,336
      Total non-interest income            9,824        9,156       10,189
Non-interest expense:
  Salaries and employee benefits          17,651       17,302       17,361
  Net occupancy expense                    3,043        2,896        2,869
  Equipment expense                        1,839        2,084        2,278
  ORE expense                              3,268        6,285        5,054
  FDIC insurance expense                   2,524        2,013        1,796
  Other                                    7,618        7,591        8,770
      Total non-interest expense          35,943       38,171       38,128
Income (loss) before income taxes
  (benefit) and cumulative effect of a
  change in accounting principle           9,530        5,780       (3,735)
Income taxes (benefit)                     3,138        1,457         (509)
Income (loss) before cumulative effect
  of a change in accounting principle      6,392        4,323       (3,226)
Cumulative effect on years prior to 1992
  of a change in accounting principle                   1,100
Net income (loss)                       $  6,392     $  5,423     $ (3,226)

Average shares outstanding                 3,552        3,382        3,384

Per share amounts:
  Income (loss) before cumulative
    effect of a change in accounting
    principle                              $1.80        $1.28       $ (.95)
  Cumulative effect on years prior
    to 1992 of a change in accounting
    principle                                             .32
  Earnings (loss) per share                $1.80        $1.60       $ (.95)

  Cash dividends declared                  $ .08        $ .00       $  .00

See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY

                                Common                    Retained     Treausry
                                 Stock      Surplus       Earnings        Stock    Total
(In thousands)
Balance at January 1, 1991      $ 8,755     $17,292       $22,491      $ (586)    $47,952

Net loss                                                   (3,226)                 (3,226)
Issuance of common stock
  for the 1990 and 1988
  Incentive Stock Plans,
  net of forfeitures                  7         (7)
Repurchase and retirement of
  common stock                       (6)        (8)                                  (14)
Compensation cost of
  Stock Plans                                   272                                   272

Balance at December 31, 1991      8,756      17,549        19,265        (586)     44,984

Net income                                                  5,423                   5,423
Issuance of common stock
  for the 1990 Incentive
  Stock Plan, net of
  forfeitures                        (4)          4
Repurchase and retirement
  of common stock                    (9)        (26)                                  (35)
Compensation cost of Stock
  Plans                                         173                                   173

Balance at December 31, 1992      8,743      17,700        24,688        (586)     50,545
Net income                                                  6,392                   6,392
Issuance of common stock          1,725       9,871                                11,596
Cash dividends declared                                      (325)                   (325)
Retirement of treasury stock       (296)       (290)                      586
Repurchase and retirement of
  common stock                       (5)        (24)                                  (29)
Compensation cost of Stock
  Plan                                           63                                    63

Balance at December 31, 1993     $10,167    $27,320       $30,755     $           $68,242

See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                    Year Ended December 31
                                             1993            1992           1991
Operating Activities:
  Net income (loss)                        $  6,392        $  5,423       $ (3,226)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
  Provision for possible loan losses          4,200           6,800         12,542
  Depreciation, amortization
    and accretion                             1,299          (2,678)         3,486
  Net change in interest receivables
    and payables                                393            (685)           722
  Gains on sales of mortgages                  (974)           (862)
  Losses on other real estate, net              960           2,788          1,600
  Securities gains                             (182)             (8)        (3,123)
  Deferred tax provision (benefit)            1,306             352           (525)
  Other tax benefit (cumulative
    effect change)                                           (1,100)
  Other (net)                                  (249)          1,027          6,931
    Net cash provided by operating
      activities                             13,145          11,057         18,407

Investing Activities:
  Sales of investment securities              1,309                         85,000
  Maturities of investment securities       217,562         146,512         53,711
  Purchases of investment securities       (291,331)       (150,034)      (184,873)
  Proceeds from sales of mortgages           46,720          45,037
  Proceeds from sales of other real
    estate                                    7,405          10,145         13,014
  Net cash from (used for) loans             42,175         (38,164)        26,216
  Purchases of premises and equipment        (1,241)         (1,029)          (576)
    Net cash provided by (used for)
      investing activities                   22,599          12,467         (7,508)

Financing Activities:
  Net increase in demand deposits, NOW
    accounts, and savings accounts           14,536          25,192         98,466
  Net decrease in certificates of
    deposit                                 (18,126)        (61,641)       (57,732)
  Net decrease in short-term
    borrowings                               (3,981)        (15,456)       (22,265)
  Cash dividends paid                          (325)                          (169)
  Net proceeds from issuance of
    common stock                             11,596
  Repurchase and retirement of
    common stock                                (29)            (35)           (14)
    Net cash provided by (used for)
      financing activities                    3,671         (51,940)        18,286
Increase (decrease) in cash and
  cash equivalents                           39,415         (28,416)        29,185
Cash and cash equivalents at January 1      126,584         155,000        125,815

Cash and cash equivalents at
  December 31                              $165,999        $126,584       $155,000

See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial reporting and accounting policies of Bank of New Hampshire Corporation (the "Company") conform to generally accepted accounting princi-ples. The following is a summary of the significant accounting policies.

Basis of Presentation: The financial statements include the accounts of the Company and its sole banking subsidiary. All significant intercompany ac-counts and transactions have been eliminated in consolidation.

Effective as of the close of business, September 30, 1991, the Company merged its five affiliate banks (Bank of New Hampshire, N.A., The Bristol Bank, Strafford National Bank, Bank of New Hampshire - Portsmouth and The Suncook
Bank) into one state-chartered bank under the name Bank of New Hampshire (the "Bank"). The Bank provides banking services in the central, southern, coastal and lakes regions of New Hampshire.

Investment Securities: Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as held-for-investment and carried at amortized historical cost. Securities to be held for indefi-nite periods of time and not intended to be held to maturity or on a long-term basis are classified as held for sale and carried at the lower of cost or market value. The adjusted cost of specific securities sold is used to compute gain or loss on the sale of investment securities. Any investment security for which there has been a decline in value that is other than temporary is written down to its estimated value. Marketable equity securities are carried at the lower of aggregate cost or market value.

In May 1993, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. Under the new rules, debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in net income.

Presently, the Company classifies all debt securities as held-for-investment and carries them at amortized historical cost. The Company will apply the new rules starting in the first quarter of 1994. The effect of adopting the new rules is not expected to have a significant effect on the Company's financial position or results of operations. Financial statements prior to the date of adoption cannot be restated.

Loans: Loans are stated at their principal amount outstanding net of unearned income, if any, except for mortgages held for sale which are carried at the lower of aggregate cost or market value. Interest income on loans is accrued as earned based on the principal amount outstanding.

Loan origination fees and costs are accounted for in accordance with SFAS 91 which requires the deferral of these fees and costs and subsequent amortiza-tion to income over the life of the loan.

The Company places loans on nonaccrual when any portion of the principal or interest is ninety days past due, unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collection of principal or interest. When loans are placed on nonaccrual, the current year related interest receivable is reversed against interest income of the current period while prior year interest is charged to the allowance for possible loan losses. Interest payments received on nonaccrual loans are applied as a reduction of the principal balance when concern exists as to the ultimate collection of principal; otherwise such payments are recognized as interest income. Loans are removed from nonaccrual when they become current as to both principal and interest and when concern no longer exists as to the collectibility of principal or interest.

The Company may renegotiate the contractual terms of a loan because of a deterioration in the financial condition of the borrower. The carrying value of a restructured loan is reduced by the fair value of any asset or equity interest received, and by the extent, if any, that future cash receipts specified by the new terms do not equal the loan balance at the time of renegotiation. Restructured loans performing in accordance with their new terms are not included in nonaccrual loans unless concern exists as to the ultimate collection of principal or interest. Interest, if any, is recognized in income to yield a level rate of return over the life of the restructured loan.

In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Im-pairment of a Loan," effective for fiscal years beginning after December 14, 1994. The statement requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company will apply the new rules starting in the first quarter of 1995. The effect of adopting the new rules is not expected to have a significant effect on the Company's financial position or results of operations.

Other Real Estate (ORE): Other real estate includes real estate acquired in satisfaction of a loan and in-substance foreclosures. In-substance fore-closures are properties in which the borrower has little or no equity in the collateral, where repayment of the loan is expected only from the operation or sale of the collateral, and the borrower either effectively abandons control of the property or the borrower has retained control of the property but his ability to rebuild equity based on current financial conditions is considered doubtful. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of cost or fair value based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such property are charged against the allowance for possible loan losses. ORE is stated at the lower of cost or fair value. An allowance for possible ORE losses is maintained for subsequent valuation adjustments on a specific property basis. Subsequent declines in the value of the property and net gains or losses on sales of property are included in ORE expense.

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which will be adopted by the Company in the first quarter of 1995, specifies that a collateral-dependent real estate loan would be reported as ORE only if the lender has taken possession of the collateral. Other collateral-dependent real estate loans which currently meet the criteria of in-substance foreclo-sure would remain in the loan category.

Allowance for and Provision for Possible Loan Losses: The allowance for possible loan losses is maintained at a level considered adequate by manage-ment to absorb potential losses in the loan portfolio. The allowance is increased by the provision for possible loan losses charged against income and recoveries of previously charged off loans. The allowance is decreased as loans are charged off. A loan loss occurs once a probability of loss has been determined, with consideration given to such factors as the customer's financial condition, underlying collateral and guarantees. The provision for possible loan losses is based upon management's estimate of the amount neces-sary to maintain the allowance at an adequate level, considering an evaluation of the individual credit risks and concentrations of credit risks, levels of nonaccrual loans, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

Premises and Equipment: Premises and equipment are stated at cost less accu-mulated depreciation and amortization. Depreciation and amortization for financial reporting purposes is computed primarily on the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation and amortization are used for income tax purposes. Leasehold improvements are amortized over their useful lives or the terms of the respective leases, whichever is less.

Retirement Plan: The Company has a noncontributory defined benefit retirement plan covering substantially all employees. The benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute the minimum amount that can be deducted for federal income tax purposes. Plan assets consist primarily of common stocks, bonds and U.S. Government obligations.

Income Taxes: In February, 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes." The statement is effective for fiscal years beginning after December 15, 1992, although earlier adoption was encouraged. The Company elected to adopt SFAS 109 effective January 1, 1992 and prior years' financial statements have not been restated.

Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS 109, income tax expense was determined using the deferred method. Under the deferred method, deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated. Income taxes for 1991 are calculated under the deferred method.

Earnings (Loss) Per Share: Earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year.

Cash Flow Information: For purposes of the statements of cash flows, the Company considers cash and due from banks, federal funds sold, and securities purchased under agreements to resell as cash and cash equivalents. Cash paid for interest during the years ended December 31, 1993, 1992 and 1991 was $22.5 million, $33.1 million and $51.7 million, respectively. The Company made income tax payments of $2.5 million in 1993 and received an income tax refund of $400,000. The Company received net income tax refunds of approximately $437,000 and $5.4 million in 1992 and 1991, respectively.

NOTE B-RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank of Boston. The average amount of reserve balances for the year ended December 31, 1993 was approximately $8.7 million.

NOTE C-INVESTMENT SECURITIES

The amortized cost and estimated market value of investments in debt and equity securities at December 31, 1993 and 1992 are as follows:

                                                     1993

                                              Gross        Gross     Estimated
                               Amortized    Unrealized   Unrealized    Market
                                 Cost         Gains        Losses       Value

                                                 (In thousands)
U.S. Treasury and other U.S.
  Government agencies          $256,380     $    306     $    340    $256,346
State and municipal               1,215           51                    1,266
Other debt securities               191                        10         181

  Total debt securities         257,786          357          350     257,793
Equity securities                   606          233            5         834

  Total securities             $258,392     $    590     $    355    $258,627

                                                     1992

                                              Gross        Gross     Estimated
                               Amortized    Unrealized   Unrealized    Market
                                  Cost         Gains       Losses      Value

                                                 (In thousands)
U.S. Treasury and other U.S.
  Government agencies          $180,616     $  1,124     $      7    $181,733
State and municipal               1,765           62            6       1,821
Other debt securities             1,335           17           22       1,330

  Total debt securities         183,716        1,203           35     184,884
Equity securities                 1,562          367           80       1,849

  Total securities             $185,278     $  1,570     $    115    $186,733

The amortized cost and estimated market value of debt securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Estimated
                                         Amortized     Market
                                           Cost         Value
                                             (In thousands)
Due in one year or less                  $155,788     $155,933
Due after one year through five years      99,765       99,517
Due after five years through ten years        559          577
Due after ten years                         1,674        1,766
                                         $257,786     $257,793

Proceeds from sales of investments totalled $1.3 million during 1993. Gross gains of $249,000 and gross losses of $69,000 were realized on those sales. During 1993 and 1992, certain debt securities were called resulting in gains totalling $2,000 and $8,000, respectively. Proceeds from sales of investments in debt securities during 1991 were $85.0 million. Gross gains of $3.5 million and gross losses of $400,000 were realized on those sales.

The book value of investment securities pledged to secure U.S. Government deposits and trust deposits, and for other purposes, amounted to approximately $94.3 million and $79.4 million at December 31, 1993 and 1992, respectively.

NOTE D-MORTGAGES HELD FOR SALE AND LOAN SALES

Mortgage loans held for sale to the secondary market are carried at the lower of aggregate cost or market value. Gains and losses on sales of mortgages are recognized based upon the difference between the selling price and the carrying value of the related loans sold. Gains on mortgage sales, including unearned fees, are recorded at the time of funding of the sales. The Bank retains the servicing for all mortgages sold and servicing fees are recognized as income when earned. Mortgage sales are on a non-recourse basis. During 1993 and 1992, $45.7 million and $44.1 million of mortgages were sold for net gains of $974,000 and $862,000, respectively, excluding unearned fees. There were no mortgage sales in 1991. Mortgage loans held for sale totalled $2.0 million and $2.5 million at December 31, 1993 and 1992, respectively, and book value equals market value for both years.

NOTE E-ALLOWANCE FOR POSSIBLE LOAN LOSSES

An analysis of changes in the allowance for possible loan losses is as follows:

                            1993        1992        1991
                                   (In thousands)
  Balance, January 1      $16,619     $20,012     $21,575
  Provision                 4,200       6,800      12,542
  Loan losses              (8,113)    (11,095)    (15,798)
  Recoveries                1,875         902       1,693
  Net loan losses          (6,238)    (10,193)    (14,105)
  Balance, December 31    $14,581     $16,619     $20,012


NOTE F-NONACCRUAL AND RESTRUCTURED LOANS

Included in loans are loans which, because of the weakened financial position of the borrower, were placed on nonaccrual or were restructured to provide for a reduction or deferral of interest or principal payments.
Nonaccrual and restructured loans were as follows at December 31:

                                   1993           1992
                                     (In thousands)
  Nonaccrual................     $13,039         $16,391
  Restructured..............       1,012           1,628
                                 $14,051         $18,019


The effect on interest income in 1993, 1992 and 1991 of nonaccrual and restructured loans is summarized as follows:


                                   1993     1992     1991
                                       (In thousands)

  Originally contracted interest
   income for the year.........   $1,555   $1,852   $2,654
  Less interest income actually
   recorded for the year.......      367      571    1,001

  Reduction in interest income
    for the year...............   $1,188   $1,281   $1,653


At December 31, 1993, there were no commitments to advance additional funds on any of the nonaccrual or restructured loans.

NOTE G-LOANS TO RELATED PARTIES

The Bank has granted loans to the officers and directors of the Company and the Bank and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $6,818,000 and $7,178,000 at December 31, 1993 and 1992, respectively. During 1993, $1,795,000 of new loans were made and repayments totaled $2,155,000.

NOTE H-PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

Premises and equipment as of December 31, 1993 and 1992 consist of the following:

                                       1993          1992
                                         (In thousands)

  Land                               $ 1,803       $ 1,803
  Buildings                           12,349        11,581
  Leasehold improvements               1,915         1,915
  Furniture and equipment             15,478        14,372
                                      31,545        29,671
  Less accumulated depre-
   ciation and amortization           20,179        18,338
                                     $11,366       $11,333


The Bank occupies certain branch offices under lease contracts which expire between 1994 and 2008. Several of the leases include options to renew for periods ranging from five to fifteen years and clauses providing for increased rentals based on increases in property taxes and other operating expenses. Rental expense for all leases, excluding property taxes, insurance and certain maintenance expenses was $669,000, $665,000 and $693,000 for 1993, 1992 and 1991, respectively.

The aggregate minimum lease commitments at December 31, 1993 under non-cancelable long-term leases are as follows (in thousands):

  1994                     $  626
  1995                        575
  1996                        521
  1997                        426
  1998                        336
  Thereafter                1,805
                           $4,289


NOTE I-OTHER REAL ESTATE

The following table summarizes the real estate operations of property held for sale for the years ended December 31:

                                    1993      1992      1991
                                        (In thousands)
Balance, January 1                 $16,424   $22,876   $21,527
ORE additions                        7,327     7,071    16,927
ORE losses                          (1,248)   (2,678)   (1,883)
ORE sales                           (7,335)   (9,937)  (12,481)
Other, net                          (1,425)     (908)   (1,214)
                                    13,743    16,424    22,876
Allowance for possible ORE losses     (350)     (568)     (250)
Balance, Decmeber 31               $13,393   $15,856   $22,626

An analysis of the changes in the allowance for possible ORE losses is as follows:

                                          1993       1992       1991
                                                (In thousands)
Balance, January 1                      $ 568       $250
Provision for possible ORE losses         350        564       $250
ORE losses                               (568)      (246)
Balance, December 31                    $ 350       $568       $250

The following Table summarizes the components of ORE expense for the years ended December 31:

                                      1993       1992      1991
                                           (In thousands)
Valuation adjustments:
  ORE losses                         $   680   $ 2,432  $ 1,883
  Provision for possible ORE losses      350       564      250
Net gain on ORE sales                    (70)     (208)    (533)
                                         960     2,788    1,600
General carrying costs                 2,308     3,497    3,454
ORE expense                          $ 3,268   $ 6,285  $ 5,054


General carrying costs include legal fees, real estate taxes, maintenance, appraisals, insurance and miscellaneous other costs.

Gross gains and losses and net gains on ORE sales were as follows:

Gross gains on ORE sales           $  (550)  $  (963)  $  (906)
Gross losses on ORE sales              480       755       373
Net gain on ORE sales              $   (70)  $  (208)  $  (533)


NOTE J-DEPOSITS

The following Table presents the types of deposit balances for the years listed:

                                                December 31,
                                           1993             1992
                                              (In thousands)
Demand deposits                          $148,784         $145,188
NOW accounts                              138,822          126,993
Savings deposits                          297,205          289,958
Money market accounts                      54,347           62,483
Time deposits of $100,000 or more          11,641           12,776
Other time deposits                       214,536          231,527
   Total deposits                        $865,335         $868,925


NOTE K-INCOME TAXES

Effective January 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS 109 (see Note A). As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS 109 as of January 1, 1992, was to increase net income by $1.1 million, or $.32 per share, for the quarter ended March 31, 1992.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company does not expect to incur a New Hampshire Business Profits Tax ("NHBPT") in the foreseeable future as a result of income derived from state tax free sources and tax credits for the Nwe Hampshire Business Enterprise Tax. Therefore, no deferred income taxes have been recognized for NHBPT purposes.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                 December 31,
                                              1993         1992
                                                (In thousands)
Deferred tax liabilities:
  Tax over book depreciation               $  599       $  594
  Prepaid assets                              291          128
  Purchase price accounting adjustment        293          334
  Other                                        22           27
    Total deferred tax liabilities          1,205        1,083
Deferred tax assets:
  Allowance for possible loan losses        5,981        6,456
  Income on nonaccrual loans                  675        1,088
  Deferred fee income                         460          591
  Accrued book expenses                       766          944
  Other                                        54           41
    Total deferred tax assets               7,936        9,120
  Valuation allowance for deferred tax
    assets                                   (198)        (198)
  Deferred tax assets, net of
    valuation allowance                     7,738        8,922
Net deferred tax assets                    $6,533       $7,839


Significant components of the provision (benefit) for income taxes attribut-

able to continuing operations are as follows:
                                                      Deferred
                            Liability Method           Method
                             1993         1992          1991

                                      (In thousands)
Current tax provision:
  Federal                $1,828        $1,105          $   16
  State                       4
Deferred tax provision
  (benefit)               1,306           352            (525)
                         $3,138        $1,457          $ (509)


The components of the benefit for deferred income taxes for the year ended December 31, 1991 are as follows:

(In thousands)

Provision for possible loan
 losses                                  $ (553)
Income on nonaccrual loans                  190
Deferred loan origination fees               12
Other timing differences                   (174)
                                         $ (525)


Income tax expense related to net investment securities gains was $64,000, $3,000 and $425,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

SFAS 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believed that some uncertainty existed with respect to future realization and established a valuation allowance of $550,000 as of January 1, 1992, the effective date of adoption of SFAS 109. Reported earnings in 1992 reduced this uncertainty and, accordingly, resulted in a reduction in income tax expense of $352,000 during the year ended December 31, 1992. The valuation allowance is $198,000 at December 31, 1993 and 1992.

The reconciliation of income taxes attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense is as follows:

                                          Liability Method             Deferred Method
                                     1993                1992                1991
(Dollars in thousands)          Amount      %       Amount      %      Amount       %

Federal income tax provision
  (benefit) at statutory rate   $3,240     34.0%    $1,965     34.0%   $(1,270)   (34.0%)
Effect of:
  Alternative minimum taxes                                                567     15.2
  Investment tax credits                                                   169      4.5
  NOL carryforwards                                                        207      5.6
  Tax-exempt income               (139)    (1.5)      (220)    (3.8)      (397)   (10.6)
  Change in SFAS 109 valuation
    allowance                                         (352)    (6.1)
  Other                             37       .4         64      1.1        215      5.7
                                $3,138     32.9%    $1,457     25.2%    $ (509)   (13.6)


NOTE L-RETIREMENT PLAN AND OTHER POSTEMPLOYMENT BENEFITS

Retirement Plan

The Company maintains a noncontributory defined benefit retirement plan covering substantially all employees. Benefits are based on compensation and years of service.

The following sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's retirement plan:

                                                 December 31,
                                             1993             1992
                                                (In thousands)
Projected benefit obligation:
  Vested benefits                         $ 13,112          $ 11,752
  Nonvested benefits                           251               274


  Accumulated benefit obligation            13,363            12,026
  Effect of projected future
    compensation levels                      2,162             2,394

Projected benefit obligation              $ 15,525          $ 14,420
Plan assets at fair value                 $ 12,391          $ 12,470

Projected benefit obligation in
  excess of plan assets                   $  3,134          $  1,950
Unrecognized prior service cost               (504)             (567)
Unrecognized net loss                       (2,720)           (1,667)
Unrecognized net asset,
  net of amortization                          973             1,101
Minimum additional liability                    89
Net pension liability                     $    972          $    817


A summary of the components of net periodic pension expense follows:

                                                 1993     1992     1991
                                                     (In thousands)
  Service cost - benefits earned during
    the year                                   $  556   $  568    $ 554
  Interest cost on the projected benefit
    obligation                                  1,190    1,105    1,020
  Actual return on plan assets                   (295)    (290)  (1,561)
  Net amortization and deferral                  (996)    (986)     411
  Net periodic pension expense                 $  455   $  397   $  424


The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0% and 8.5% and 4.0% and 5.5%, respectively, as of December 31, 1993 and 1992. The expected long-term rate of return on plan assets was 10% in 1993, 1992 and 1991. The impact of changes in the discount rate and rate of increase in future compensation as of December 31, 1993 was to increase the net pension liability by $89,000. The year-end 1993 and 1992 net pension accrued liability of $972,000 and $817,000, respectively, is included in other liabilities.

Other Post Retirement Benefits

In addition to the Company's retirement plan, the Company sponsors a defined benefit welfare plan that provides postretirement medical and life insurance benefits to full-time employees who have worked 10 years and attained age 55 while in service with the Company. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The Company's future contributions will be capped at the 1996 per capita cost. The Company will continue to credit each retiree based on his or her years of service. Retirees will bear the cost of any future annual increases above the 1996 cost levels.

In 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postre-tirement Benefits Other Than Pensions." The effect of adopting the new rules increased 1993 net periodic postretirement benefit cost by $316,000 and de-creased 1993 net income by $209,000. Postretirement benefit costs for 1992 and 1991, which were recorded on a cash basis, have not been restated. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management. The plan is unfunded at December 31, 1993.

The following Table sets forth the plan's accumulated postretirement benefit obligation reconciled with the amount shown in the Company's balance sheet:


                                                              December 31,

                                                            1993       1992
                                                             (In thousands)
Accumulated postretirement benefit obligation:
  Retirees                                                 $2,121     $2,083
  Fully eligible plan participants                            738        642
  Other active plan participants                              916        720
                                                           $3,775     $3,445

Plan assets                                                $ -0-      $ -0-


Accumulated postretirement benefit obligation
  in excess of plan assets                                 $3,775     $3,445

Unrecognized net loss                                        (186)      -0-
Unrecognized transition obligation                         (3,273)    (3,445)

Accrued postretirement benefit cost                        $  316     $ -0-


Net periodic postretirement benefit cost for 1993 and 1992 included the fol-

lowing components:

                                                            1993       1992
                                                             (In thousands)
Service cost                                               $   71     $
Interest cost                                                 284
Amortization of transition obligation over 20 years           172


Net periodic postretirement benefit cost                   $  527     $  203


The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 12 percent for 1994 (same as the rate previously assumed for 1993) and is assumed to decrease gradually to 6 percent for 2050 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $306,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $27,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8 percent at December 31, 1993 and 1992, respectively.

Other Benefits

In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which presents new rules that require accrual ac-

counting for postemployment benefits, such as salary continuation benefits, supplemental unemployment benefits, severance benefits and disability-related benefits, instead of recognizing an expense for those benefits when paid.
The Company will be required to comply with the new rules beginning in 1994. The effect of adopting the new rules is not expected to be material to the Company's financial position or results of operations.

NOTE M-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instru-ments with off-balance sheet risk to meet the financing needs of its custom-ers. These financial instruments include commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company generally requires collateral to support such financial instruments in excess of the contractual amount of those instruments and, therefore, is in a fully secured position. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Company has outstanding loan commitments/lines of credit of $119.8 million and $121.8 million at December 31, 1993 and 1992, respectively, and standby letters of credit aggregating $4.0 million and $4.9 million at December 31, 1993 and 1992, respectively. The fair values for loan commitments/lines of credit and for standby letters of credit approximate book values at December 31, 1993 and 1992.

Loan commitments/lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Com-mitments generally have fixed expiration dates. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Letters of credit usually expire within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary.

NOTE N-CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographic factors affect groups of counterparties with similar economic characteristics, whose aggregate credit exposure is significant to the Com-pany's total credit exposure. The Company originates commercial, real estate and installment loans to customers throughout the southern, central, coastal and lakes regions of the state. The Company estimates that most of its loans are based in New Hampshire with less than 1% of total loans based out-of-state. There are no other significant concentrations of credit risk.

NOTE O-RESTRICTIONS ON BANK DIVIDENDS, LOANS OR ADVANCES

Federal Reserve regulations restrict the amount the Bank may loan or advance to the Company, unless such loans are collateralized by specified obligations. Additionally, in accordance with the requirements of the Regulators, common stock dividend declarations and payments by the Company require the prior notice to and approval of the Federal Reserve Bank of Boston and dividend declarations and payments by the Bank require prior approval of the State and the FDIC. Also, prior regulatory approval must be obtained if the dividends declared by the Bank exceed certain prescribed limits. Any dividend declaration by the Company or the Bank must consider additional factors such as the amount of current period earnings, capital adequacy and other factors. Also, the Regulators have authority to prohibit dividend payments if they deem such payments to be an unsafe or unsound prac-tice. At December 31, 1993, subject to State and FDIC approval, approximately $875,000 of net assets of the Bank were available for transfer to the Company.

NOTE P-COMMON STOCK

On September 30, 1993, the Company received net proceeds of approximately $11,596,000 (net of issuance costs of $306,860) from the sale of 690,000 newly-issued shares of its common stock. The excess of proceeds received over the stated value was credited to surplus.

NOTE Q-REGULATORY MATTERS AND CAPITALIZATION

During 1992, the Bank entered into a Memorandum of Understanding (the "MOU") and a Capital Directive (the "Capital Directive") with the FDIC and the State of New Hampshire Banking Department. The MOU and the Capital Directive re-quire, among other things, the attainment by the Bank of certain minimum capital levels established under applicable regulations, as well as phased in Leverage Ratios (5.25% and 6.00% on or before December 31, 1993 and June 30, 1994, respectively) that exceed the minimums to which the Bank would otherwise be subject under applicable regulations. As of December 31, 1993, the Bank had already exceeded the required June 30, 1994 Leverage Ratio of 6.00% by 9 basis points. Additionally, the Company believes the Bank is currently in compliance with the other provisions of the MOU.

The following Table presents the consolidated capital ratios of the Company at December 31, 1993 and 1992.

                                 Regulatory
                                  Minimum        1993       1992

Regulatory Capital Ratios:
  Leverage ratio                   3.00%(1)      6.78%      5.00%
  Tier 1 risk-based ratio          4.00         14.31       9.26
  Total risk-based ratio           8.00         15.59      10.53


The following Table presents the consolidated capital ratios of the Bank at December 31, 1993 and 1992.

                                 Regulatory
                                  Minimum        1993       1992

Regulatory Capital Ratios:
  Leverage ratio                   3.00%(1)      6.09%      4.71%
  Tier 1 risk-based ratio          4.00         12.88       8.42
  Total risk-based ratio           8.00         14.16       9.69



____________

(1) Under current regulations, all except the most highly rated institutions are expected to exceed the minimum regulatory ratio by 100 to 200 basis points or more.

NOTE R-INCENTIVE STOCK PLAN

The Company has an Incentive Stock Plan whereby all full-time employees of the Company receive shares of common stock which have an aggregate fair market value or book value equal to a specified percentage of the employee's base salary determined as of specified dates over specified periods.

Shares of common stock issued pursuant to the Stock Plan receive dividends and have voting rights; however, certain restrictions apply which expire ratably over one-year intervals after the grant date(s), through June 30, 1994.

Shares issued or forfeited, and retiree vesting and restriction expirations of the Stock Plan, are as follows:

                                            Year Ended December 31
                                            1993              1992

Shares issued                                 614             1,510
Shares forfeited                             (791)           (5,068)
Retiree vesting and
  restriction expiration                   (6,322)          (20,252)
Restricted shares outstanding
  at January 1                             12,949            36,759
Restricted shares outstanding
  at December 31                            6,450            12,949


Deferred compensation expense is being amortized on the straight-line method over the restriction period. For the years ended December 31, 1993, 1992 and 1991, $63,000, $173,000 and $272,000, respectively, was charged to operations.

NOTE S-LEGAL PROCEEDINGS

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company and the Bank. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial statements.

NOTE T-FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," re-quires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Morgages Held for Sale: Fair values of mortgages held for sale are based on quoted bid market prices.

Loans: Fair values are estimated for portfolios of loans with similar finan-cial characteristics, segregated by type such as commercial, real estate and installment loans. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying val-ues. The fair values for other loans are estimated using a discounted cash flow calculation that applies a discount rate, based upon the loan's terms, structure of interest, credit quality factors, and prepayment risk inherent in the portfolio, to a schedule of aggregated expected monthly maturities on loans.

Interest Receivable: The carrying amount of interest receivable approximates fair value.

Deposits: The fair values disclosed for demand deposits (e.g., interest bearing NOW accounts and non-interest bearing checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discount rate based upon the certificate's terms, structure of interest and withdrawal risk to a schedule of aggregated expected monthly maturities on time deposits.

For deposits with no stated maturities, SFAS 107 defines fair value as the amount payable on demand. SFAS 107 defines the fair value of demand deposits as the amount payable on demand, and prohibits adjusting fair value for any value derived from retaining those deposits for an expected future period of time. That component, commonly referred to as a deposit base intangible, is estimated to be approximately $4.9 million at December 31, 1993 and is neither considered in the fair value amounts nor is it recorded as an intangible asset in the balance sheet.

Short-Term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings ap-proximate their fair values.

The following presents carrying value and the fair value of the Company's financial instruments at:

                                                   December 31,
                                         1993                      1992
                                 Carrying      Fair        Carrying      Fair
                                  Value        Value        Value        Value
                                                  (In thousands)
Financial Assets:
  Cash and cash equivalents      $165,999     $165,999     $126,584     $126,584
  Investment securities           258,392      258,627      185,278      186,733
  Mortgages held for sale           1,978        1,978        2,500        2,500
  Net loans                       510,262      511,381      607,762      614,894
  Interest receivable               5,059        5,059        5,070        5,070

Financial Liabilities:
  Deposits (with no stated
    maturity)                     639,158      639,158      624,622      624,622
  Time deposits                   226,177      227,476      244,303      245,966
  Short-term borrowings            35,266       35,266       39,247       39,247

NOTE U-BANK OF NEW HAMPSHIRE CORPORATION (Parent Company Only)
       CONDENSED FINANCIAL STATEMENTS



BALANCE SHEETS

                                                     December 31
                                                1993              1992
                                                    (In thousands)
Assets

Cash                                       $ 5,558              $ 1,398
Investments                                    606                  910
Taxes due from Bank                             54                   74
Investment in Bank                          61,998               48,210
Other assets                                    52
                                           $68,268              $50,592

Liabilities

Accrued expenses                           $    26              $    47

Total liabilities                               26                   47

Stockholders' equity                        68,242               50,545

                                           $68,268              $50,592


STATEMENTS OF OPERATIONS

                                                Year Ended December 31
                                            1993          1992          1991
                                                     (In thousands)
Operating income:
  Dividends from Bank                                                $    518
  Other income                           $   241        $   57             63
                                             241            57            581

Operating expenses:
  Professional fees                           99           182            151
  Management fee                              30            30            150
  Stock award plan                                                        272
  Other                                       41           103            144
                                             170           315            717


Income (loss) before income tax bene-
  fit and equity in undistributed
  net income (loss) of Bank                   71          (258)          (136)
Income tax benefit                            33            74             66

Income (loss) before equity in
  undistributed net income (loss)
  of Bank                                    104          (184)           (70)
Equity in undistributed net income
  (loss) of Bank                           6,288         5,607         (3,156)

Net income (loss)                        $ 6,392       $ 5,423        $(3,226)

STATEMENTS OF CASH FLOWS

                                                  Year Ended December 31

                                              1993         1992          1991
                                                      (In thousands)
Operating Activities:

  Net income (loss)                         $ 6,392      $ 5,423      $(3,226)
  Adjustments to reconcile net income
    (loss) to net cash (used) provided
    by operating activities:

  Equity in undistributed net (income)
    loss of Bank                             (6,288)      (5,607)       3,156

  Securities gains                             (177)
  Provision for amortization                                              272

  Other, net                                     67          445         (104)

Net cash (used) provided by
  operating activities                           (6)         261           98

Investing Activities:

  Capital contribution to the Bank           (7,500)

  Sales of investment securities                654                       500
  Purchases of investment securities           (230)

Net cash (used) provided by
  investing activities                       (7,076)                      500

Financing Activities:

  Net proceeds from the issuance
    of common stock                          11,596

  Cash dividends paid                          (325)                     (169)
  Repurchase and retirement of
    common stock                                (29)         (35)         (14)

Net cash provided (used) by
  financing activities                       11,242          (35)        (183)


Increase in cash and cash
  equivalents                                 4,160          226          415
Cash and cash equivalents at
  January 1                                   1,398        1,172          757

Cash and cash equivalents at
  December 31                               $ 5,558      $ 1,398      $ 1,172

DIRECTORY (AS OF 12/31/93)
BANK OF NEW HAMPSHIRE CORPORATION OFFICERS AND DIRECTORS

OFFICERS

DAVIS P. THURBER
Chairman and President

PAUL R. SHEA
Executive Vice President

GREGORY D. LANDROCHE
CPA, Senior Vice President,
 Treasurer and Chief Financial Officer

ALICE L. DeSOUZA
Senior Vice President
Administration and Planning

ROBERT J. McDONALD
Senior Vice President
Loan Administration

ALLEN G. TARBOx, JR.
Senior Vice President
Data Services

WILLIAM D. BISER, CPA
Vice President, Director of Audit

ROBERT A. BOULAY, CPA
Vice President and Controller

JOANNE NICHOLS
Assistant Controller

ROBERT B. FIELD,JR., Esq.
Secretary


BOARD OF DIRECTORS

DAVlS P. THURBER
Chairman and President

PAUL R. SHEA
President and Chief Executive Officer
Bank of New Hampshire
Manchester, NH

ROBERT L. BAILEY
President (Retired)
Bank of New Hampshire, N.A.

ROBERT P. BASS, JR.
Of Council
Cleveland, Waters & Bass, P.A.
Concord, NH

ARTHUR E. COMOLLI, D.M.D.
General Dentistry
Nashua, NH

RAYMOND G. COTE
President (Retired)
Harvey Construction Co., Inc.
Bedford, NH

SIDNEY THURBER COX
(Retired)
Watertown, NY

RAYMOND J. CRETEAU
President (Retired)
Riverside Millwork Co., Inc.
Penacook, NH

ROBERT B. FIELD, JR.
Attorney at Law
Sheehan, Phinney, Bass + Green Professional Association
Portsmouth, NH

MORTON E. GOULDER
President
M.E. Goulder Enterprises, Inc.
Hollis, NH
PHILIP LABOMBARDE
(Retired)
Nashua, NH

FLOYD A. LAMB
Senior Vice President (Retired)
John Hancock Mutual Life
Insurance Co.
Kingston, MA

DANIEL R. W. MURDOCK
Executive Vice President (Retired)
Bank of New Hampshire, N.A.
Nashua, NH

CONSTANCE T. PRUDDEN
(Retired)
Hingham, MA

JOSEPH G. SAKEY
Director of Libraries and Communications (Retired)
Cambridge, MA

ROSS A. TAIT
(Retired)
Nashua, NH

GEORGE R. WALKER
Senior Vice President/Counsel
The Concord Group Insurance Companies
Concord, NH

RICHARD S. WEST
Chairman
Parker & West Management Inc.
Boston, MA

DIRECTORY (AS OF 2/23/94)
BANK OF NEW HAMPSHIRE OFFICERS AND DIRECTORS

SENIOR OFFICERS

DAVIS P. THURBER
Chairman
PAUL R. SHEA
President and Chief Executive Officer
GREGORY D. LANDROCHE
Chief Financial Officer
HAROLD R. ACRES
Senior Executive Vice President Commercial Banking
R. SCOTT BACON
Executive Vice President
Commercial Banking
ALICE L. DeSOUZA
Executive Vice President
Administration and Retail Banking
ROBERT B. ESAU
Executive Vice President
Trust and Investment Services
ALLEN G. TARBOX, JR.
Director of Information Systems

REGIONAL MANAGEMENT

Manchester
EDWARD P. CARTER
Senior Vice President
Nashua
PAUL E. DUFFY, II
Senior Vice President
Concord
MARY W. McLAUGHLIN
Senior Vice President
Seacoast/Dover
DAVID G. TORR
Regional President
Suncook
ROGER A. MENARD
Senior Vice President
Lakes/Bristol
DOUGLAS C. BENTON
Regional Vice President
Portsmouth
DAVID SCHOFF
Vice President

OTHER OFFICERS

Branch Administration
JOANNE T. HOWARD
Senior Vice President
Consumer Loan Services
CORNELIUS J. JOYCE
Senior Vice President
Finance and Accounting
DONNA F. CLARICO, CPA
Vice President and Treasurer
General Services Administration
KRISTINE NIELSEN
Vice President
Human Resources
MAUREEN F. DONOVAN
Vice President
Marketing
CHERYL C. CORNISH
Vice President
Residential Real Estate

DENISE LYONS
Vice President
ORE Management
STEVEN C. WEBB
Vice President
Regulatory Compliance
PAULINE A. IKAWA
Compliance Officer

BOARD OF DIRECTORS

DAVIS P. THURBER
Chairman
PAUL R. SHEA
President and Chief Executive Officer Bank of New Hampshire
ARTHUR E. COMOLLI, D.M.D.
General Denistry
Nashua, NH
RAYMOND G. COTE
President (Retired)
Harvey Construction Co., Inc.
RAYMOND J. CRETEAU
President (Retired)
Riverside Millwork Co., Inc.
JOSEPH A. DESMOND
Chairman and Chief Executive Officer The Concord Group
Insurance Companies
DIANA JURIS
Vice President
Nashua Motor Express
RICHARD S. WEST
Chairman
Parker & West Management, Inc.

TRUST AND INVESTMENT
SERVICES COMMITTEE

ROBERT P. BASS, JR., Esq., Chairman
ROBERT L. BAILEY
CHARLES N. BLOSSOM, JR.
ALICE L. DeSOUZA
ROBERT B. ESAU
MORTON E. GOULDER
CHARLES W. HEARD
FLOYD A. LAMB
FREDERIC R. PILCH
DOUGLAS ROLLINS
PAUL R. SHEA
DAVIS P. THURBER


BANK OF NEW HAMPSHIRE CORPORATION
TWENTY-EIGHT BANKING OFFICES

CORPORATE HEADQUARTERS

BANK OF NEW HAMPSHIRE
CORPORATION
300 Franklin Street
Manchester, NH 03101
603-624-6600

BANKING OFFICES


ALLENSTOWN
Junction Routes 3 and 28
Allenstown, NH 03275
603-485-4011

BARRINGTON
Route 125 and Province Road
Barrington, NH 03825
603-664-5800

BRISTOL
Central Square
Bristol, NH 03222
603-744-8521

CONCORD
143 N. Main Street
Concord, NH 03301
603-225-4500

Concord Heights
216 Loudon Road
Concord, NH 03301
603-225-4500

CONTOOCOOK
884 Main Street
Contoocook, NH 03229
603-746-4121

DOVER
353 Central Avenue
Dover, NH 03820
603-742-2100

Shaw's Plaza
845 Central Avenue
Dover, NH 03820
603-742-2100

EPSOM
Epsom Circle
Epsom, NH 03234
603-736-9363

HAMPTON
887 Lafayette Road
Hampton, NH 03842
603-926-6868

HILLSBOROUGH
School Street
Hillsborough, NH 03244
603-464-5527

HOOKSETT
1288 Hooksett Road
Hooksett, NH 03106
603-668-2192

HUDSON
80 Derry Road
Hudson, NH 03051
603-880-5400

MANCHESTER
300 Franklin Street
Manchester, NH 03101
603-624-6600

Two S. Beech Street
Manchester, NH 03103
603-624-6600

1541 N. Elm Street
Manchester, NH 03101
603-624-6600

115 John Devine Drive
Manchester, NH 03103
603-624-6600

293 S. Main Street
Manchester, NH 03102
603-624-6600

MERRIMACK
300 Daniel Webster Highway
Merrimack, NH 03054
603-880-5400

Harris Pond
32 Daniel Webster Highway
Merrimack, NH 03054
603-880-5400

NASHUA
191 Main Street
Nashua, NH 03060
603-880-5400

Nashua Mall
Nashua, NH 03060
603-880-5400

Daniel Webster Plaza
225 Daniel Webster Highway
Nashua, NH 03060
603-880-5400

Simoneau Plaza
300 Main Street
Nashua, NH 03060
603-880-5400

NEWMARKET
72 Exeter Street
Newmarket, NH 03857
603-659-6746

NORTHWOOD
Route 4
Northwood, NH 03261
603-942-8739

PORTSMOUTH
Two Harbour Place
Portsmouth, NH 03801
603-433-4320

SUNCOOK
50 Glass Street
Suncook, NH 03275
603-485-9564


INSIDE BACK COVER

PRINCIPAL EXECUTIVE OFFICE.
Bank of New Hampshire Corporation
300 Franklin Street
Manchester, New Hampshire 03101
1-603-624-6600

STOCK TRANSFER AGENT.
Mellon Securities Trust Company
c/o Mellon Financial Services
85 Challenger Road
Overpeck Center
Ridgefield Park, New Jersey 07660
1-201-296-4052

TRADE NAMES
Bank of New Hampshire Corporation and Bank of New Hampshire are trade names used by the Company and are registered with the New Hampshire Secretary of State.

INVESTOR INFORMATION AND FORM 10-K REPORT.
Requests for general investor information or a copy of the Company's annual report on Form 10-K for 1993 to be filed with the Securities and Exchange Commission may be obtained without charge upon written request made to:

Gregory D. Landroche,
  Senior Vice President,
  Treasurer and C.F.O.
Bank of New Hampshire Corporation
P.O. Box 600
Manchester, New Hampshire 03105

ANNUAL REPORT 1993.
This annual report and the financial statements contained herein are submitted to the stockholders of the Company for their general information and not in connection with any sale, offer to sell, or solicitation of an offer to buy any securities. The annual report uses such terms as Company, Bank, BNHC, we and our, sometimes for the Parent Company and the subsidiary, together, and sometimes for one or the other, individually.



TRADING OF COMMON STOCK.
Bank of New Hampshire Corporation common stock is traded nationally in the over-the-counter market and is reported through the NASDAQ National Market System under the symbol BNHC.

NOTICE OF ANNUAL MEETING.
The annual meeting of the stock-holders of the Company will be held at the Manchester Country Club, 180 South River Road, Manchester, New Hampshire on April 27, 1994 at 11:00 A.M.

                                GRAFIC AND IMAGE MATERIAL

                                          INDEX


Annual Report Cover Page - 1993
Chairman of the Board and President (Pictured)                           1
Earnings Per Share Line Graph                                            2
Non-performing Assets Bar Graph                                          2
Market and Book Value Per Share Bar Graph                                3
Stockholders' Equity Bar Graph                                           3
Bank President and CEO (Pictured)                                        4
Bank Senior Executive VP (Pictured)                                      4
Bank Executive Vice Presidents (Pictured)                                5
Bank Executive Vice Presidents (Pictured)                                5
Single Family Home (Pictured)                                            5
Core Deposits Pie Chart                                                  6
Deposit Services Center (Pictured)                                       6
Bank Executive Vice President - Trust Division (Pictured)                7
Bank Senior Vice President - Branch Administration (Pictured)            7
Bank Senior Vice Presidents (Pictured)                                   8
Director of Information Systems (Pictured)                               9
Chief Financial Officer (Pictured)                                      10
Allowance for Possible Loan Losses - Bar Graph                          12
Total Assets Pie Chart                                                  13
Provision for Possible Loan Losses - Bar Graph                          16