Form 10-K, Exhibit 13
BANK OF NEW HAMPSHIRE CORP
filed 1995-03-24
CIK 313857

                             EXHIBIT (13)
MANAGEMENT'S FINANCIAL REVIEW

GENERAL

Bank of New Hampshire Corporation (the "Company") is a registered bank holding company incorporated in 1979 under the laws of the State of New Hampshire.
The Company is regulated by the State and the Federal Reserve System and transacts its business through Bank of New Hampshire (the "Bank"), a state-chartered, commercial bank organized under the laws of the State of New Hampshire. The Company conducts its business through 29 offices of the Bank located throughout the southern, central, seacoast and lakes regions of New Hampshire, which areas contain approximately 80% of the State's population.

REVIEW OF FINANCIAL STATEMENTS

The following is a discussion and analysis of the Company's consolidated results of operations and financial condition. In order to understand this section in context, it should be read in conjunction with the Financial Statements on pages 23 through 36 and with the Statistical Information contained in the Company's Annual Report on Form 10-K.

OVERVIEW

CONSOLIDATED INCOME STATEMENT

The Company reported net income of $8.6 million in 1994 compared to net income of $6.4 million in 1993 and $5.4 million in 1992. Earnings per share in 1994 were $2.12 compared to $1.80 in 1993 and $1.60 in 1992. Return on average assets was .90% in 1994, .67% in 1993 and .55% in 1992. Return on average equity was 12.08% in 1994, 11.27% in 1993 and 11.43% in 1992. The principal reason for the 35% increase in net income for 1994 compared to 1993 and the 18% increase for 1993 compared to 1992 was the significant decrease in credit costs for both years. The provision for possible loan losses totalled $1.6 million in 1994 compared to $4.2 million in 1993 and $6.8 million in 1992, and expenses related to Other Real Estate ("ORE") totalled $1.5 million in 1994 compared to $3.3 million in 1993 and $6.3 million in 1992.

CONSOLIDATED BALANCE SHEET

At December 31, 1994, the Company had consolidated assets of $953.5 million, deposits of $825.9 million and shareholders' equity of $75.2 million. Based on deposits, the Company is the largest independent bank holding company headquartered in New Hampshire, and the Bank is the fourth largest bank operating in the State.

Cash and cash equivalents totalled $94.0 million at December 31, 1994, a decrease of $72.0 million from year-end 1993. The decrease was the result of securities purchases, loan growth and decreases in interest bearing deposits. Management believes this level of liquid assets allows the Company to remain responsive to external conditions and accomodate anticipated loan growth. See "Loans" and "Deposits."

Total securities of $290.2 million at December 31, 1994, represented an increase of $31.8 million, or 12%, from the 1993 balance of $258.4 million. The movement of funds into securities and loans from cash equivalents provided a higher yield on the funds and increased interest income.

Total loans were $541.3 million at December 31, 1994, compared with $524.8 million at the end of 1993, an increase of $16.5 million. Management implemented certain loan growth initiatives in 1994 which contributed to the increase. See "Loans."

The following Chart presents the components of the Company's assets as of December 31, 1994:

Net loans                                 55.4%
Securities                                30.4
Cash and cash equivalents                  9.9
Other assets                               2.0
Other real estate                          1.2
Premises and equipment                     1.1

As can be seen in the following Table, the Bank has experienced an overall decline in total nonperforming assets. Despite this positive trend, the Company during 1994, continued adhering to a conservative philosophy in maintaining the allowance for possible loan losses (the "APLL"). At year-end, the APLL represented 52% coverage of nonperforming assets, 94% coverage of nonperforming loans and 136% coverage of nonaccrual loans. See "Risk Elements and Nonperforming Assets."

                               12/31/94      9/30/94      6/30/94      3/31/94
                                                (In thousands)

Loans past due 90 days or
  more                         $ 3,003       $ 2,041      $ 2,603      $ 4,144
Restructured loans               1,251         1,259          281          602
Nonaccrual loans                 9,732        10,911       12,088       13,435
Total nonperforming loans       13,986        14,211       14,972       18,181
Other real estate               11,319        12,525       13,591       12,888
Total nonperforming assets     $25,305       $26,736      $28,563      $31,069


The following Graph shows the APLL coverages of nonperforming loans and nonaccrual loans at December 31 for the years presented:

                                 1994      1993      1992      1991      1990

APLL/Nonperforming loans          94%       91%       84%       81%       79%
APLL/Nonaccrual loans            136%      112%      101%      106%      114%

Interest bearing deposit balances at December 31, 1994 totalled $677.9 million compared to $716.6 million at year-end 1993, a decrease of $38.7 million, or 5%. The effect of decreases in deposits for 1994 was not material to the overall liquidity position of the Bank.

Shareholders' equity totalled $75.2 million at December 31, 1994, compared with $68.2 million at the end of 1993. All capital ratios exceeded the minimum requirements of current regulations. The increases in both shareholders' equity and capital ratios in 1994 resulted from the retention of earnings. See "Capital Resources."

The following Table presents the regulatory capital ratios of the Company at December 31, 1994 and 1993.

                                 Regulatory
                                  Minimum          1994        1993

Regulatory Capital Ratios:
  Leverage ratio                   3.00%(1)        7.68%       6.78%
  Tier 1 risk-based ratio          4.00           15.94       14.31
  Total risk-based ratio           8.00           17.21       15.59

The following Table presents the regulatory capital ratios of the Bank at December 31, 1994 and 1993.

                                 Regulatory
                                  Minimum          1994        1993

Regulatory Capital Ratios:
  Leverage ratio                   3.00%(1)        7.06%       6.09%
  Tier 1 risk-based ratio          4.00           14.67       12.88
  Total risk-based ratio           8.00           15.94       14.16

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

Net interest income was $40.3 million for 1994 compared to $40.1 million for 1993 and $42.0 million for 1992. The increase of $200,000 in 1994 compared to 1993 was the result of lower interest rates paid on deposits, offset by lower yields on average earning assets. The decrease of $1.9 million in 1993 compared to 1992 was the result of lower yields on average earning assets for 1993, offset somewhat by lower interest rates paid on deposits.

The following Table presents Average Earning Assets, Interest Bearing Liabilities, Rate Earned on an FTE basis, and Rate Paid along with Interest Rate Spread and Net Interest Margin for the years indicated.

                                          1994        1993        1992
                                              (Dollars in millions)
Average Earning Assets                   $874.4      $868.2      $902.4
Average Interest Bearing Liabilities      735.6       755.5       806.6
Average Rate Earned (yield)               6.98%       7.25%       8.12%
Average Rate Paid                         2.82        3.03        3.88
Interest Rate Spread                      4.16        4.22        4.24
Net Interest Margin                       4.61        4.62        4.65

Interest rate spread is the average yield earned on average earning assets less the average rate paid for average interest bearing liabilities. Net interest margin is calculated by dividing net interest income by total average earning assets. Net interest income and margin are affected by the current interest rate environment, the mix and volume of assets and liabilities, the level of nonperforming assets, economic, political and other factors. Consequently, there can be no assurance as to the level of future net interest income or margins. See "Loans" and "Liquidity and Interest Rate Sensitivity."

Average earning assets totalled $874.4 million, $868.2 million and $902.4 million for 1994, 1993 and 1992, respectively. The average rate earned was 6.98%, 7.25% and 8.12% for 1994, 1993 and 1992, respectively. The effects of decreases in average rate earned were offset somewhat by lower average interest rates paid on deposits and borrowings during 1994 and 1993. Rates paid on deposits and borrowings decreased from 3.88% in 1992 to 3.03% in 1993 and 2.82% in 1994. Average interest bearing liabilities totalled $735.6 million, $755.5 million and $806.6 million for 1994, 1993 and 1992, respectively.

During 1994, 1993 and 1992, the effect on net interest income of nonaccrual and restructured loans was significant. The reduction in interest income as a result of the effect of these two categories was $1.2 million, $1.2 million in both 1994 and 1993 and $1.3 million in 1992. Cash payments received on nonaccrual loans during 1994 totalled $2.3 million and were applied to reduce the nonaccrual balance. There were no cash payments received on nonaccrual loans during 1994 which were reported as interest income. For 1994, a taxable equivalent adjustment of $160,000 was added to net interest income, compared to $232,000 and $358,000 in 1993 and 1992, respectively.

PROVISION FOR POSSIBLE LOAN LOSSES

In determining an appropriate provision for possible loan losses for any period, Management evaluates the current financial condition of specific borrowers, the general economic climate, loan portfolio composition, concentration of credits, loan loss history, adequacy of collateral, the trends and amounts of nonaccrual and past due loans, and estimation of future potential losses and the level of the allowance for possible loan losses. The aforementioned criteria are monitored by Management regularly. The amount of the provision for possible loan losses is recommended by Management and is then reviewed and approved quarterly by the Board based on its assessment of the size, composition and quality of the loan portfolio and the level of the allowance for possible loan losses relative to the risks within the loan portfolio. See "Allowance for Possible Loan Losses" and "Risk Elements and Nonperforming Assets."

Provisions for possible loan losses totalled $1.6 million for 1994, $4.2 million for 1993 and $6.8 million for 1992. The lower provisions for possible loan losses resulted from the concurrent decreases in nonperforming assets and net loan losses. Net loan losses were $3.0 million, $6.2 million and $10.2 million for the years ended December 31, 1994, 1993 and 1992, respectively, representing .57% , 1.09% and 1.58% of average loans for the respective years.

The following Graph presents the Provision for Possible Loan Losses and Net Loan Losses for the years indicated:

                                 1994      1993      1992      1991      1990
                                                (In millions)
Provision                        $1.6      $4.2      $ 6.8     $12.5     $37.3
Net loan losses                  $3.0      $6.2      $10.2     $14.1     $23.2

Non-Interest Income

Non-interest income was $9.7 million for 1994, $9.8 million for 1993 and $9.2 million for 1992. The decrease of $136,000 in 1994 compared to 1993 resulted from lower gains on mortgage sales of $922,000 and lower securities gains of $17,000, mostly offset by higher trust fee income of $581,000 and service charges on deposit accounts of $130,000. The increase of $668,000, or 7%, in 1993 compared to 1992 resulted from higher gains on mortgage sales of $112,000, securities gains of $174,000, trust fee income of $305,000, service charges on deposit accounts of $41,000 and other miscellaneous income of $36,000.

Gains and losses on sales of mortgages are recognized based upon the difference between the selling price and the carrying value of the sold loans; servicing fees are recognized as income when earned. Mortgage sales are on a non-recourse basis. See "Loans."

Non-Interest Expense

Total non-interest expense was $35.5 million in 1994, $35.9 million in 1993 and $38.2 million in 1992. In 1994, non-interest expense decreased $396,000 compared to 1993. This decrease was primarily due to lower ORE expense of $1.7 million and FDIC insurance expense of $341,000, mostly offset by higher salaries and employee benefits expenses of $658,000 and other miscellaneous expenses of $1.1 million. The increase in other miscellaneous expenses includes higher legal and professional fees ($456,000), examination and audit fees ($162,000), student loan service bureau fees ($155,000), marketing costs ($118,000), telecommunications expense ($129,000) and other miscellaneous expenses. ORE expense decreased 53%, from the 1993 total of $3.3 million. Included in ORE expense in 1994 were $237,000 of write-downs to fair value. This was a decrease of $793,000 from the $1.0 million of fair value write-downs and provisions for 1993. ORE general carrying costs totalled $1.8 million in 1994, a decrease of $546,000, or 24%, compared to 1993. These costs consist of foreclosure expenses and real estate taxes, as well as the expenses associated with maintaining ORE properties. In 1993, non-interest expense decreased $2.3 million, or 6%, compared to 1992, primarily due to lower ORE costs. In 1993, ORE expense decreased $3.0 million, or 48%, from the 1992 total of $6.3 million. Included in ORE expense in 1993 were $680,000 of write-downs to fair value and $350,000 of provisions for possible ORE
losses.   This was a decrease of $2.0 million from the $3.0 million of fair value write-downs and provisions for 1992. ORE general carrying costs totalled $2.3 million in 1993 compared to $3.5 million in 1992, a $1.2 million, or 34%, decrease. FDIC insurance expense was $2.2 million, $2.5 million and $2.0 million for the years 1994, 1993 and 1992, respectively. The decrease in 1994 resulted primarily from a decrease in the premium rate charged on applicable deposits and from lower deposit balances. In 1993, the decreases in ORE expense ($3.0 million) and occupancy and equipment expenses ($98,000) were offset somewhat by net increases in salaries and employee benefits ($349,000), FDIC insurance expense ($511,000) and other miscellaneous expenses ($27,000).

Income Tax Expense

The Company's results of operations in 1994, 1993 and 1992 produced pretax income of $12.7 million, $9.5 million and $5.8 million, respectively. The effective tax rate was 32.1 % in 1994, 32.9% in 1993 and 25.2% in 1992.
During 1994, 1993 and 1992, the Company recorded income tax expense of $4.1 million, $3.1 million and $1.5 million, respectively.

In February, 1992, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 109, "Accounting For Income Taxes." The Company elected to adopt SFAS 109 effective January 1, 1992. The cumulative effect of adopting SFAS 109 on years prior to 1992 was an increase of $1.1 million, or $.32 per share, to the results of operations for 1992.

FINANCIAL CONDITION

Loans

Total loans at December 31, 1994 were $541.3 million, an increase of $16.5 million from the 1993 year-end balance of $524.8 million. The following Table summarizes the Bank's loan portfolio by major category at December 31, 1994 and 1993. During 1994, intense competition in lending, as evidenced by aggressive marketing and loan pricing by our competitors, created a very challenging situation for our lenders. However, loan demand is increasing and Management anticipates growth in commercial, commercial real estate, and residential real estate loans during 1995. Installment loans increased by $39.0 million and totalled $85.9 million at December 31, 1994. This increase is primarily due to the purchase of $25.2 million in student loans, which are scheduled to be sold back during 1995, and to the growth in auto and truck loans of $15.2 million. At December 31, 1994, residential real estate loans totalled $260.7 million, or 48%, of the portfolio balance. This balance consisted of $249.0 million of loans secured by one to four family residential properties and $11.7 million of loans secured by multi-family residential properties. The Bank has no foreign loans or energy loans, and had agricultural loans of only $6,000 at December 31, 1994.

                                           December 31,
                                      1994              1993

                                 Amount    %        Amount     %
                                     (Dollars in thousands)

Commercial, financial and
  agricultural                  $ 58,764   11%     $ 55,430   11%
Real estate--commercial          132,321   24       133,837   25
Real estate--construction          3,544    1         3,019    1
Real estate--residential         260,729   48       285,582   54
Installment                       85,926   16        46,975    9
     Total loans                $541,284  100%     $524,843  100%


A significant amount of commercial real estate loans have been made to owner occupied businesses. Even though these loans are collateralized by real estate, the primary repayment source is cash flow generated by the related business. The diversification of the commercial real estate loan portfolio and size of the potential loss exposure are such that a material adverse impact on future operations of the Company is unlikely. See "Non-Interest Income."

The Company had no residential mortgage loans held for sale at December 31, 1994 and $2.0 million at December 31, 1993. During 1992, Management implemented a plan to sell qualified fixed rate residential mortgage loans to the secondary market. These sales were designed to adjust the mix of the loan portfolio by reducing the level of fixed rate residential mortgage loans. Management determined that, as of March 31, 1994, residential mortgages were at the prescribed level. Fixed rate residential mortgage loans totalling $7.4 million were sold to the secondary market during the 1994 first quarter at a net gain of $52,000. Mortgage loans totalling $45.7 million were sold during 1993 at a net gain of $974,000 and mortgage loans totalling $44.1 million were sold during 1992 at a net gain of $862,000. The Bank continues to service the residential mortgage loans sold, in line with its commitment to maintain close contact with its customers.

Allowance for Possible Loan Losses (the "APLL")

The APLL is available for future loan losses. The provision for possible loan losses is added to the APLL. After review and approval by the Board, Management charges all or a portion of a loan against the APLL when a probability of loss has been established, with consideration given to such factors as the prospects for recovery of the principal, the customer's financial condition, underlying collateral and guarantees. Loans are also subject to periodic examination by bank regulatory authorities. Each loan on the internal Asset Quality Report is evaluated periodically to estimate potential losses. In addition, minimum loss estimates for each category of classified loans are also provided based on Management's judgment, which considers past loan loss experience and other factors. General allocations are based on past loss experience adjusted for recent portfolio growth and economic trends. The amounts specifically provided for individual loans and pools of loans from this analysis are considered allocated allowances and are supplemented by an unallocated amount for possible loan losses. This unallocated amount is determined based on judgments regarding risk of error in the specific allocations, other potential exposure in the loan portfolio, economic conditions and trends, and other factors. Credit card loans are charged off at the earlier of notice of bankruptcy, at 150 days past due, or when otherwise deemed uncollectible. All other installment loans that are 90 to 120 days past due are charged off monthly, unless insured for loss or where scheduled payments have been resumed. Real estate mortgage loans are written down to fair value upon the earlier of receipt of a deed of foreclosure, upon completion of foreclosure proceedings, or upon classification as in-substance foreclosure. Commercial and other loan charge-offs are based on Management's ongoing evaluation of nonperforming loans. Recoveries of previously charged-off loans are added to the APLL.

Net loan losses totalled $3.0 million in 1994, $6.2 million in 1993 and $10.2 million in 1992. A centralized system controls and administers the recovery effort in the Loan Workout Department. Loan loss recoveries totalled $2.4 million in 1994, $1.9 million in 1993 and $902,000 in 1992. Management is unable at this time to project the amount and timing of recoveries of previously charged-off loans in 1995 and thereafter.

The APLL as a percent of nonperforming assets, nonperforming loans, nonaccrual loans and total loans was 52%, 94%, 136% and 2.4%, respectively, as of December 31, 1994 compared to 50%, 91%, 112% and 2.8%, respectively, as of December 31, 1993. Nonperforming assets as a percent of total assets was 2.7% and 3.0% at December 31, 1994 and 1993, respectively.

The following Table presents an analysis of the APLL activity for each of the past three years.

                                          1994          1993          1992
                                                   (In thousands)

Balance at January 1                    $ 14,581      $ 16,619      $ 20,012
Provision for possible loan losses         1,580         4,200         6,800
Loan losses:
  Commercial, financial and
    agricultural                          (1,101)       (1,028)       (3,160)
  Real estate--commercial                   (880)       (2,026)       (1,564)
  Real estate--construction                 (100)         (202)         (431)
  Real estate--residential                (2,741)       (4,080)       (4,698)
  Installment                               (511)         (777)       (1,242)
    Total loan losses                     (5,333)       (8,113)      (11,095)

Recoveries:
  Commercial, fiancial and
    agricultural                             934           775           334
  Real estate--commercial                    455           449           152
  Real estate--construction                  278           147
  Real estate--residential                   326           102            14
  Installment                                370           402           402

    Total recoveries of loans              2,363         1,875           902

Net loan losses                           (2,970)       (6,238)      (10,193)
APLL at December 31                     $ 13,191      $ 14,581      $ 16,619

Total loans at December 31              $541,284      $524,843      $624,381


The APLL is a general reserve available for all categories of possible loan losses. Management has made allocations of its APLL giving consideration to it's evaluation of risk in the portfolios. Such allocations are based on estimates and subjective judgments, and are not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur. The following Table presents an analysis of allocations of the APLL by loan category for the years indicated.

                                                   December 31,
                                         1994                      1993
                                         % of    % of              % of    % of
                                         Total   Total             Total   Total
                                Amount   APLL    Loans    Amount   APLL    Loans
                                             (Dollars in thousands)
Commercial, financial and
  agricultural                  $   835      6%     11%   $ 1,507    10%      11%
Real estate--commercial           3,560     27      24      4,073    28       25
Real estate--construction                            1                         1
Real estate--residential          1,954     15      48      1,742    12       54
Installment                       1,361     10      16      1,566    11        9
Unallocated                       5,481     42              5,693    39
                                $13,191    100%    100%   $14,581   100%     100%

Risk Elements and Nonperforming Assets

Most of the Bank's loans and in-substance foreclosures ("ISF") are collateralized by real estate in New Hampshire. In addition, substantially all ORE properties are located in New Hampshire. The ultimate collectibility of this portion of the loan portfolio and the recovery of this portion of the carrying amount of ORE are susceptible to changes in the State's market conditions. Management makes estimates and assumptions that affect these reported amounts at the balance sheet date and which affect revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are potentially susceptible to change in the near-term relate to determination of the APLL and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. Management believes it is prudent in charging off uncollectible portions of problem loans and writing down the carrying value of ORE, as its policy is to make such charge-offs and write-downs on a timely basis. Management also believes there are no adverse concentrations in any loan category. However, changes in economic conditions may require currently unanticipated additions to the APLL or reductions in ORE valuations, which would reduce earnings in the period within which such additions or reductions occur.

The allowance for possible ORE losses was $168,000 and $350,000 at December 31, 1994 and 1993, respectively. These allowances were established to account for estimated ORE losses on specific properties.

A loan generally is classified as nonaccrual when full collectibility of principal or interest is doubtful or a loan becomes 90 days past due as to principal or interest, unless Management determines that the estimated net realizable value of the collateral is sufficient to cover the principal balance and accrued interest and the loan is in the process of collection. When interest accruals are discontinued, unpaid interest accrued in prior years is charged to the APLL and current year interest is reversed. Payments received on nonaccrual loans are applied to principal. A loan is classified as restructured if the original interest rate, repayment terms, or both have been modified due to the deterioration in the financial condition of the borrower. Nonperforming loans are generally returned to performing status when the loan is brought current and has performed in accordance with contract terms for a reasonable period of time.

At December 31, 1994 and 1993, the nonaccrual loan balance of $9.7 million and $13.0 million, respectively, consisted of $601,000 and $2.2 million in commercial loans and $9.1 million and $10.8 million in real estate loans.

At December 31, 1994, loans 90 days past due and still accruing were $3.0 million, compared to $2.0 million at December 31, 1993. A well secured commercial real estate loan with a balance of $1.0 million was past due 90 days on December 31, 1994 and accounts for most of the increase from the prior year. Included in this nonperforming loan category at December 31, 1994 and 1993, were loans secured by real estate, which totalled $2.6 million and $1.7 million, respectively, and personal loans to individuals, which were $351,000 and $240,000, respectively.

Although restructured loans have not been material, amounting to $1.3 million and $1.0 million at December 31, 1994 and 1993, respectively, Management encourages restructuring when it is likely to benefit the Company and the customer.

The following Table summarizes the nonperforming assets at year end for the years presented.

                                              December 31,
                                         1994             1993
                                         (Dollars in thousands)

Nonaccrual loans:
  Commercial, financial and
    agricultural                     $    601         $  2,167
  Real estate--commercial               4,503            3,979
  Real estate--construction               476              593
  Real estate--residential              4,120            6,263
  Installment                              32               37
     Total nonaccrual                   9,732   38%     13,039   44%
Past due 90 days or more
  (accruing)                            3,003   12       2,006    7
Restructured loans                      1,251    5       1,012    3
Total nonperforming loans              13,986   55      16,057   54
Other real estate, net                 10,024            9,865
In-substance foreclosures               1,295            3,528
Total other real estate(ORE)           11,319   45      13,393   46
Total nonperforming assets           $ 25,305  100%   $ 29,450  100%


The following Table presents the distribution of ORE, before deducting the allowance for ORE losses, as of December 31, 1994 and 1993.

                                            December 31,
                                       1994             1993
                                       (Dollars In millions)

Commercial                         $ 7.6    66%     $ 7.1     52%
Residential                          2.4    21        4.4     32
Construction and land development    1.5    13        2.2     16
Total                              $11.5   100%     $13.7    100%


ORE at December 31, 1994 consisted of 159 properties. The two largest properties were commercial real estate recorded at $2.4 million and $1.5 million. Management anticipates selling these two properties during 1995 at a gain. All other ORE properties are each recorded at less than $450,000. Substantially all residential properties are one to four family, and construction and land development loans are intended for residential one to four family homes. ORE at December 31, 1994 was $11.3 million compared to $13.4 million at December 31, 1993, a $2.1 million, or 16%, decrease. During 1994, additions totalled $5.2 million and sales were $6.1 million. Losses and other decreases totalled $1.4 million during 1994. During 1993, additions and sales totalled $7.3 million each and losses and other decreases totalled $2.7 million.

Securities

Securities totalled $290.2 million and $258.4 million at December 31, 1994 and 1993, respectively. The portfolio is comprised primarily of short-term U.S. Treasury instruments with an overall maturity of twelve months. Federal funds sold and securities purchased under agreements to resell totalled $28.0 million at December 31, 1994, compared to $105.0 million at year-end 1993.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are carried at amortized historical cost and totalled $286.6 million at December 31, 1994.

Debt securities not classified as held-to-maturity or trading, and marketable equity securities not classified as trading, are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses, net of taxes, on available-for-sale securities are reported as a separate component of retained earnings. The Company does not have a trading account and has no derivative financial instruments.

The following Table summarizes the book value of securities for the years presented.

                                           December 31,
                                      1994              1993
                                          (In thousands)

U.S. Treasury and other U.S.
  Government agencies                $285,392         $256,380
State and municipal                       908            1,215
Other                                     277              797
  Total                              $286,577         $258,392


Deposits

Interest bearing deposit balances at December 31, 1994 totalled $677.8 million compared to $716.6 million at year-end 1993, a decrease of $38.8 million, or 5%. The overall decline in total deposits is due to lower interest rates being paid and a continued emphasis on personal liquidity, as some depositors chose to move their money into mutual funds. The decrease occurred primarily in certificates of deposit ($26.4 million) and savings deposits ($8.6
million).   The impact of decreases in deposits for 1994 was not material to the overall liquidity position of the Bank. Demand deposits decreased $775,000 in 1994 from the 1993 year-end balance of $148.8 million.

Average demand deposits increased, totalling $138.7 million and $131.3 million for 1994 and 1993, respectively. Average savings deposits increased, totalling $489.1 million and $481.5 million in 1994 and 1993, respectively. Average time deposits decreased, totalling $210.5 million for 1994 and $235.0 million for 1993.

The following Table presents actual deposit balances at December 31 for the years presented.

                                           December 31,
                                      1994              1993
                                          (In thousands)

Demand deposits                      $148,009         $148,784
NOW accounts                          138,031          138,822
Savings deposits                      288,646          297,205
Money market accounts                  51,359           54,347
Time deposits of $100,000 or more       9,558           11,641
Other time deposits                   190,253          214,536
  Total deposits                     $825,856         $865,335

Short-Term Borrowings

Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase and all other borrowed funds. Such borrowings totalled $44.0 million and $35.3 million at December 31, 1994 and 1993, respectively.

Capital Resources

The Company's two sources of capital are internally generated capital and the capital markets. Primary reliance is placed on internally generated capital.

The Board of Governors of the Federal Reserve (the "FRB") requires banks and bank holding companies to maintain capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments and interest rate swaps.

The FRB standards classify capital into two tiers, Tier 1 and Tier 2. Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative (bank holding companies only) perpetual preferred stock, and minority interests, less goodwill. Tier 2 capital consists of a portion of the APLL, perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt, and intermediate-term preferred stock.
At December 31, 1994, all bank holding companies and banks are required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted total assets with at least 4% Tier 1 capital. Capital that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital. The FRB regulations require a minimum Tier 1 leverage capital ratio of 3% plus an additional cushion of 100 to 200 basis points or more. Under certain circumstances, the FRB may establish higher minimum capital ratio requirements than set forth above where increased regulatory attention is warranted.

The following Table below illustrates the Company's regulatory capital, regulatory minimum required capital and corresponding capital ratios as of December 31, 1994.

                                                     Minimum
                                       Actual        Required
                                       (Dollars in thousands)

Tier 1 Capital                         $ 73,440      $ 18,435
Tier 2 Capital                            5,853
  Total Qualifying Capital             $ 79,293      $ 36,870
Risk Adjusted Total Assets
  (including off-balance sheet
   exposures)                          $460,863

Leverage Ratio                             7.68%         3.00%
Tier 1 Risk-Based Capital Ratio           15.94          4.00
Total Risk-Based Capital Ratio            17.21          8.00


As shown in the Table above, the Company's Tier 1 and total risk-based capital ratios and the leverage capital ratio exceed the current minimum requirements.

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


The Bank's most important liquidity source is liability liquidity, the ability to raise new funds and to renew maturing liabilities in a variety of markets. The most important factor in assuring liability liquidity is maintenance of confidence in the Bank by depositors of funds. Such confidence, in turn, is based on performance and reputation. The Bank believes that its reputation, its financial strength and numerous long-term customer relationships, should enable it to raise funds as needed in many markets. This belief is based upon an increase in average "core" deposits (i.e., demand deposits and savings deposits including NOW, passbook and money market accounts) from $612.9 million in 1993 to $627.8 million in 1994. Funds are primarily generated locally and regionally and the Bank has no brokered deposits. Other types of assets, such as federal funds sold and securities purchased under agreements to resell, as well as maturing loans, are supplemental sources of liquidity.

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

The following Table shows the interest sensitivity gaps for four different time intervals as of December 31, 1994. In the 12-month time frame the Bank was liability sensitive at December 31, 1994. An increase in the general level of interest rates would have an unfavorable effect on net interest income by increasing rates paid on liabilities faster than rates earned on assets. Conversely, declining rates would have a favorable effect on net interest income.

                                          0-3           4-12           1-5          Over 5
                                         Months        Months         Years         Years
                                                   (In thousands)
Rate Sensitive Assets:
Loans                                  $150,470      $ 39,001       $156,109      $195,704
Securities                               44,670       119,181        120,814         4,578
Federal funds sold and other             28,000
   Total                                223,140       158,182        276,923       200,282
Rate Sensitive Liabilities:
NOW accounts                            138,031
Savings deposits                        288,646
Time deposits greater than $100,000       6,588         5,262          1,951
All other time deposits(1)               86,742        79,612         73,626         1,632
Federal funds purchased and other        43,960
   Total (2)                            563,967        84,874         75,577         1,632
Interest sensitivity gap              $(340,827)    $  73,308       $201,346      $198,650
Cumulative interest sensitivity gap   $(340,827)    $(267,519)      $(66,173)     $132,477

(1) Includes Money Market Accounts totalling $51.4 million.
(2) Excludes non-interest bearing deposits.


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

New Accounting Standards

In May, 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This statement will require the Company to introduce the time value of money into the determination of the portion of the APLL which relates to impaired, non-consumer loans. The loss component of impaired, non-consumer loans will be measured by the difference between their recorded value and fair value. Fair value would be either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent, or the observable market value of the loan. In-substance foreclosures are to be reported as loans under the new rule unless the lender has taken possession of the collateral. In October, 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." This statement simplifies the recognition of income on impaired loans under SFAS 114, and allows a creditor to use existing methods. SFAS 114 and 118 are effective in 1995, with adoption required as of the beginning of the year, although earlier adoption is allowed. The effect of adopting the new rules in 1995 is not expected to have a significant effect on financial position or results of operations of the Company.

Summary of Selected Financial Data
(Dollars in thousands, except per share data)

                                      1994          1993         1992        1991         1990

Interest income                    $   60,852  $   62,719    $   72,906  $   86,749   $   92,405
Interest expense                       20,728      22,870        31,311      50,003       55,879
Net interest income                    40,124      39,849        41,595      36,746       36,526
Provision for possible loan losses      1,580       4,200         6,800      12,542       37,334
Non-interest income                     9,688       9,824         9,156      10,189        6,959
Non-interest expense                   35,547      35,943        38,171      38,128       37,878
Income taxes (benefit)                  4,074       3,138         1,457        (509)     (12,213)
Cumulative effect of a change in
  accounting principle (1)                                        1,100
Net income (loss)                  $    8,611  $    6,392    $    5,423  $   (3,226)  $  (19,514)


Total assets                       $  953,456  $  976,719    $  967,202  $1,015,061   $1,001,709
Total equity                       $   75,174  $   68,242    $   50,545  $   44,984   $   47,952
Per share data:
  Income(loss) before cumulative
   effect of a change in
   accounting principle            $     2.12  $     1.80    $     1.28  $     (.95)  $    (5.79)
  Cumulative effect of a change
    in accounting principle (1)                                     .32

  Net income (loss)                $     2.12  $     1.80   $     1.60  $     (.95)  $    (5.79)
 Cash dividends declared           $     .405  $      .08   $      .00  $      .00   $      .64
 Book value                        $    18.50  $    16.78   $    14.96  $    13.29   $    14.17
Ratios:
  Net interest margin (FTE)              4.61%       4.62%        4.65%       4.13%       4.29%
 Return on average shareholders'
    equity (ROE)                        12.08       11.27        11.43       (6.99)     (30.76)
Return on average assets (ROA)            .90         .67          .55        (.33)      (2.05)


(1) The Company elected to adopt SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1992 (see footnote K)

Information on Common Stock

Bank of New Hampshire Corporation common stock trades in the over-the-counter market on the National Association of Securities Dealers Automated Quotation (Nasdaq) National Market System under the symbol "BNHC." The Table below sets forth the high and low sales prices for the common stock as reported by Nasdaq, in addition to the cash dividends declared in each period. As of February 15, 1994, there were approximately 1,367 holders of record of common stock.

                                                          1994                                       1993
                                        Fourth     Third    Second     First       Fourth     Third    Second     First
                                        Quarter   Quarter   Quarter   Quarter      Quarter   Quarter   Quarter   Quarter

High                                    $27.00    $29.00    $28.25    $18.50       $20.50    $19.75    $19.75    $18.25
Low                                     $18.25    $25.25    $16.75    $16.75       $16.00    $15.00    $14.25    $13.25
Cash dividends declared per share       $ .125    $  .10    $  .10    $  .08       $  .08    $  .00    $  .00    $  .00

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

The following is a summary of selected quarterly data of the Company for the years ended December 31, 1994 and 1993 (In thousands, except per share data):

                                                         1994                                       1993
                                        Fourth     Third    Second     First      Fourth     Third    Second     First
                                        Quarter   Quarter   Quarter   Quarter     Quarter   Quarter   Quarter   Quarter
Interest income                         $ 16,381  $ 15,448  $ 14,770  $ 14,253    $ 15,270  $ 15,368  $ 15,787  $ 16,294
Interest expense                           5,404     5,227     5,019     5,078       5,477     5,827     5,754     5,812
Net interest income                       10,977    10,221     9,751     9,175       9,793     9,541    10,033    10,482
Provision for possible loan losses           400       415       365       400         250     1,050     1,400     1,500
Non-interest income                        2,402     2,523     2,379     2,384       2,471     2,384     2,721     2,248
Non-interest expense                       8,956     8,969     8,733     8,889       9,592     8,862     9,095     8,394

Income before income taxes                 4,023     3,360     3,032     2,270       2,422     2,013     2,259     2,836
Income taxes                               1,356     1,130     1,021       567         785       661       747       945

Net income                              $  2,667  $  2,230  $  2,011  $  1,703    $  1,637  $  1,352  $  1,512  $  1,891

Earnings per share                      $    .66  $    .55  $    .49  $    .42    $    .40  $    .40  $    .45  $    .55

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS


Board of Directors and Shareholders
Bank of New Hampshire Corporation

We have audited the accompanying consolidated balance sheets of Bank of New Hampshire Corporation as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above pres-ent fairly, in all material respects, the consolidated financial position of Bank of New Hampshire Corporation as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note C to the consolidated financial statements, the Company changed its method of accounting for investments in debt and equity securities in the year ended December 31, 1994. As discussed in Note L to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in the year ended December 31, 1993. As discussed in Note K to the consolidated financial statements, the Company changed its method of accounting for income taxes in the year ended December 31, 1992.

                                 (Signature of Ernst & Young LLP appears here)

Manchester, New Hampshire
January 17, 1995

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED BALANCE SHEETS
                                                          December 31

(Dollars in thousands, except per share amounts)      1994            1993

ASSETS

Cash and due from banks                             $   66,037      $   60,999
Federal funds sold and securities purchased under
  agreements to resell                                  28,000         105,000
    Total cash and cash equivalents                     94,037         165,999
Securities                                             290,191         258,392
Mortgages held for sale                                                  1,978

Loans:
  Commercial, financial and agricultural                58,764          55,430
  Real estate-commercial                               132,321         133,837
  Real estate-construction                               3,544           3,019
  Real estate-residential                              260,729         285,582
  Installment                                           85,926          46,975
    Total loans                                        541,284         524,843
    Less: Allowance for possible loan losses            13,191          14,581
      Net loans                                        528,093         510,262
Premises and equipment                                  10,226          11,366
Other real estate                                       11,319          13,393
Other assets                                            19,590          15,329
    Total assets                                    $  953,456      $  976,719



LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest bearing                              $  148,009      $  148,784
  Interest bearing                                     677,847         716,551
    Total deposits                                     825,856         865,335
Federal funds purchased and securities sold
  under agreements to repurchase                        40,888          32,238
Other borrowed funds                                     3,072           3,028
Accrued expenses and other liabilities                   8,466           7,876
    Total liabilities                                  878,282         908,477

Shareholders' Equity:
  Preferred stock - no par value
    Authorized - 500,000 shares; none issued
  Common stock - stated value $2.50 per share
    Authorized - 6,000,000 shares
    Issued - 4,064,103 shares in 1994
      and 4,066,943 shares in 1993                      10,160          10,167
  Surplus                                               27,288          27,320
  Retained earnings                                     37,726          30,755
    Total shareholders' equity                          75,174          68,242
    Total liabilities and shareholders' equity      $  953,456      $  976,719





See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)
                                             Year Ended December 31
                                          1994         1993         1992
Interest income:
  Interest and fees on loans            $ 45,790     $ 51,608     $ 60,836
  Interest on securities                  12,153        8,541        9,864
  Other interest income                    2,909        2,570        2,206
      Total interest income               60,852       62,719       72,906

Interest expense:
  Deposits                                19,696       22,065       29,835
  Borrowings                               1,032          805        1,476
      Total interest expense              20,728       22,870       31,311
Net interest income                       40,124       39,849       41,595
  Provision for possible loan losses       1,580        4,200        6,800
Net interest income after
  provision for possible loan losses      38,544       35,649       34,795


Non-interest income:
  Trust fees                               3,902        3,321        3,016
  Service charges on deposit accounts      3,311        3,181        3,140
  Gains on sales of mortgages                 52          974          862
  Securities gains                           165          182            8
  Other                                    2,258        2,166        2,130
      Total non-interest income            9,688        9,824        9,156

Non-interest expense:
  Salaries and employee benefits          18,309       17,651       17,302
  Occupancy expense                        3,122        3,043        2,896
  Equipment expense                        1,669        1,839        2,084
  ORE expense                              1,527        3,268        6,285
  FDIC insurance expense                   2,183        2,524        2,013
  Other                                    8,737        7,618        7,591
      Total non-interest expense          35,547       35,943       38,171
Income before income taxes
  and cumulative effect of a
  change in accounting principle          12,685        9,530        5,780
Income taxes                               4,074        3,138        1,457
Income before cumulative effect
  of a change in accounting principle      8,611        6,392        4,323
Cumulative effect on years prior to 1992
  of a change in accounting principle                                1,100
Net income                              $  8,611     $  6,392     $  5,423

Average shares outstanding                 4,065        3,552        3,382

Per share amounts:
  Earnings per share before cumulative
    effect of a change in accounting
    principle                           $2.12        $1.80        $1.28
  Cumulative effect on years prior
    to 1992 of a change in accounting
    principle                                                       .32
  Earnings per share                    $2.12        $1.80       $ 1.60

  Cash dividends declared               $.405        $ .08       $  .00


See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY

                                Common                    Retained     Treausry
                                 Stock      Surplus       Earnings        Stock    Total
(In thousands)
Balance at January 1, 1992      $ 8,756     $17,549       $19,265      $ (586)    $44,984
Net income                                                  5,423                   5,423
Issuance of common stock
  for the stock plan, net
  of forfeitures                     (4)          4
Repurchase and retirement
  of common stock                    (9)        (26)                                  (35)
Compensation cost of stock
  plans                                         173                                   173

Balance at December 31, 1992      8,743      17,700        24,688        (586)     50,545
Net income                                                  6,392                   6,392
Issuance of common stock          1,725       9,871                                11,596
Cash dividends declared                                      (325)                   (325)
Retirement of treasury stock       (296)       (290)                      586
Repurchase and retirement of
  common stock                       (5)        (24)                                  (29)
Compensation cost of stock
  plan                                           63                                    63

Balance at December 31, 1993      10,167     27,320        30,755     $     0      68,242
Net income                                                  8,611                   8,611
Adjustment to beginning balance
  for change in accounting method
  on securities, net of taxes                                  85                      85
Cash dividends declared                                    (1,646)                 (1,646)
Change in net unrealized gain
  on securities available-for-
  sale, net of tax                                            (79)                    (79)
Repurchase and retirement of
  common stock                        (7)       (53)                                  (60)
Compensation cost of stock
  plan                                           21                                    21

Balance at December 31, 1994     $10,160    $27,288       $37,726                 $75,174

See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                    Year Ended December 31
                                             1994            1993           1992
Operating Activities:
  Net income                               $  8,611       $  6,392        $  5,423
  Adjustments to reconcile net income
    to net cash provided by
    operating activities:
  Provision for possible loan losses          1,580          4,200           6,800
  Depreciation, amortization
    and accretion                             3,028          1,299          (2,678)
  Net change in interest receivables
    and payables                             (4,407)           393            (685)
  Gain on sales of mortgages                    (52)          (974)           (862)
  (Gains) losses on other real estate          (235)           960           2,788
  Securities gains                             (165)          (182)             (8)
  Deferred tax provision                        583          1,306             352
  Other tax benefit (cumulative
    effect change)                                                          (1,100)
  Other, net                                   (212)          (249)          1,027
    Net cash provided by operating
      activities                              8,731         13,145          11,057

Investing Activities:
  Sales of investment securities                             1,309
  Maturities of held-to-maturity
    debt securities                         157,791
  Maturities of investment securities                      217,562         146,512
  Purchases of held-to-maturity
    debt securities                        (190,247)
  Purchases of investment securities                      (291,331)       (150,034)
  Proceeds from sales of mortgages            8,990         46,720          45,037
  Proceeds from sales of other real
    estate                                    6,536          7,405          10,145
  Net cash (used for) from loans            (30,606)        42,175         (38,164)
  Purchases of premises and equipment          (666)        (1,241)         (1,029)
    Net cash (used for) provided by
      investing activities                  (48,202)        22,599          12,467

Financing Activities:
  Net (decrease)increase in demand deposits,
    NOW accounts, and savings accounts      (13,113)        14,536          25,192
  Net decrease in certificates of
    deposit                                 (26,366)       (18,126)        (61,641)
  Net increase (decrease) in short-term
    borrowings                                8,694         (3,981)        (15,456)
  Cash dividends paid                        (1,646)          (325)
  Net proceeds from issuance of
    common stock                                            11,596
  Repurchase and retirement of
    common stock                                (60)           (29)            (35)
  Net cash (used for) provided by
    financing activities                    (32,491)         3,671         (51,940)
(Decrease) increase in cash and
  cash equivalents                          (71,962)        39,415         (28,416)
Cash and cash equivalents at January 1      165,999        126,584         155,000

Cash and cash equivalents at
  December 31                              $ 94,037       $165,999        $126,584

See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial reporting and accounting policies of Bank of New Hampshire Corporation (the "Company") conform to generally accepted accounting principles. The following is a summary of the significant accounting policies.

Basis of Presentation: The financial statements include the accounts of the Company and its sole banking subsidiary, Bank of New Hampshire (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank provides banking services in the central, southern, coastal and lakes regions of New Hampshire.

Securities: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date (See Note C). Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity or trading, and marketable equity securities not classified as trading, are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of taxes, reported in a separate component of retained earnings. The Company does not have a trading account and has no derivative financial instruments. Prior to January 1, 1994, the Company classified all securities as held for investment and carried them at amortized cost.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income on securities. Interest and dividends are included in interest income on securities. Realized gains and losses, and declines in value judged to be other-than-temporary, are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

Loans: Loans are stated at their principal amount outstanding net of unearned income, if any, except for mortgages held for sale which are carried at the lower of aggregate cost or market value. Interest income on loans is accrued as earned based on the principal amount outstanding.

Loan origination fees and costs are accounted for in accordance with SFAS 91 which requires the deferral of these fees and costs and subsequent amortization to income over the life of the loan.

The Company places loans on nonaccrual when any portion of the principal or interest is ninety days past due, unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collection of principal or interest. When loans are placed on nonaccrual, the current year related interest receivable is reversed against interest income of the current period while prior years interest is charged to the allowance for possible loan losses. Interest payments received on nonaccrual loans are applied as a reduction of the principal balance when concern exists as to the ultimate collection of principal; otherwise such payments are recognized as interest income. Generally, loans are removed from nonaccrual when they become current as to both principal and interest and when concern no longer exists as to the collectibility of principal or interest.

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

In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," effective for fiscal years beginning after December
14, 1994. The statement requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company will apply the new rules starting in the first quarter of 1995, which are not expected to have a significant effect on the Company's financial position or results of operations.

Other Real Estate (ORE): Other real estate includes real estate acquired in satisfaction of a loan and in-substance foreclosures. In-substance foreclosures are properties in which the borrower has little or no equity in the collateral, where repayment of the loan is expected only from the operation or sale of the collateral, and the borrower either effectively abandons control of the property or retains control of the property but with doubtful ability to rebuild equity based on current financial condition. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of cost or fair value based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such property are charged against the allowance for possible loan losses.
ORE is stated at the lower of cost or fair value.  An allowance for possible
ORE losses is maintained for subsequent valuation adjustments on a specific property basis. Subsequent declines in the value of the property and net gains or losses on sales of property are included in ORE expense.

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which will be adopted by the Company in the first quarter of 1995, specifies that a collateral-dependent real estate loan be reported as ORE only if the lender has taken possession of the collateral. Other collateral-dependent real estate loans which currently meet the criteria of in-substance foreclosure would remain in the loan category.

Allowance for and Provision for Possible Loan Losses: The allowance for possible loan losses is maintained at a level considered adequate by management to absorb potential losses in the loan portfolio. The allowance is increased by the provision for possible loan losses charged against income and recoveries of previously charged off loans. The allowance is decreased as loans are charged off. A loan loss occurs once a probability of loss has been determined, with consideration given to such factors as the customer's financial condition, underlying collateral and guarantees. The provision for possible loan losses is based upon management's estimate of the amount necessary to maintain the allowance at an adequate level, considering an evaluation of the individual credit risks and concentrations of credit risks, levels of nonaccrual loans, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for financial reporting purposes is computed primarily on the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation and amortization are used for income tax purposes. Leasehold improvements are amortized over their useful lives or the terms of the respective leases, whichever is less.

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

Income Taxes: The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share: Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

Cash Flow Information: For purposes of the statements of cash flows, the Company considers cash and due from banks, federal funds sold, and securities purchased under agreements to resell as cash and cash equivalents. Cash paid for interest during the years ended December 31, 1994, 1993 and 1992 was $21.3 million, $22.5 million and $33.1 million, respectively. The Company made income tax payments of $2.7 million in 1994 and $2.5 million in 1993. The Company received an income tax refund of $400,000 in 1993 and net income tax refunds of approximately $437,000 in 1992.

Reclassifications: Certain amounts in the consolidated statements of income for 1993 and 1992 have been reclassified to conform with 1994 presentation.

NOTE B-RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank of Boston. The average amount of reserve balances for the year ended December 31, 1994 was approximately $9.5 million.

NOTE C-SECURITIES

In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for securities held as of or acquired after January 1, 1994.
In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The opening balance of shareholders' equity was increased by $85,000 (net of $44,000 in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost.

The following is a summary of held-to-maturity debt securities and available-for-sale equity securities at December 31, 1994.

                                       Held-to-Maturity Debt Securities
                                              Gross        Gross      Estimated
                               Amortized    Unrealized   Unrealized     Fair
                                 Cost         Gains        Losses       Value
                                                 (In thousands)
U.S. Treasury and other U.S.
  Government agencies          $285,392     $     26     $  3,666    $281,752
State and municipal                 908            4           15         897
Other debt securities               277           89                      366
  Total debt securities        $286,577     $    119     $  3,681    $283,015

                                      Available-for-Sale Equity Securities
                                              Gross        Gross      Estimated
                                            Unrealized   Unrealized     Fair
                                 Cost         Gains        Losses       Value
                                                 (In thousands)

Equity Securities              $  3,605     $     33     $     24     $  3,614


The amortized cost and estimated market value of investments in debt and equity securities at December 31, 1993 are as follows:

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

The amortized cost and estimated market value of held-to-maturity debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties.

                    Held-to-Maturity Debt Securities:
                                                              Estimated
                                                               Market
                                                Cost            Value
                                                    (In thousands)

Due in one year or less                      $163,698         $161,676
Due after one through five years              121,113          119,565
Due after five years through ten years            452              457
Due after ten years                             1,314            1,317
                                             $286,577         $283,015

During 1994, sales of available-for-sale equity securities totalled $255,000. Gross gains of $165,000 were realized on those sales. The net adjustment to unrealized holding gains on available-for-sale securities included as a separate component of retained earnings totalled $79,000 (net of $41,000 in deferred income taxes) in 1994. Proceeds from sales of investments totalled $1.3 million during 1993. Gross gains of $249,000 and gross losses of $69,000 were realized on those sales. During 1993 and 1992, certain debt securities were called resulting in gains totalling $2,000 and $8,000, respectively. The book value of held-to-maturity debt securities pledged to secure U.S. Government deposits and trust deposits, and for other purposes, amounted to approximately $108.1 million and $94.3 million at December 31, 1994 and 1993, respectively.

NOTE D-MORTGAGES HELD FOR SALE AND LOAN SALES

Mortgage loans held for sale to the secondary market are carried at the lower of aggregate cost or market value. Gains and losses on sales of mortgages are recognized based upon the difference between the selling price and the carrying value of the related loans sold. Gains on mortgage sales, including unearned fees, are recorded at the time of funding of the sales. The Bank retains the servicing for all mortgages sold and servicing fees are recognized as income when earned. Mortgage sales are on a non-recourse basis. During
1994, 1993 and 1992, $8.9 million, $45.7 million and $44.1 million, respectively, of mortgages were sold for net gains of $52,000, $974,000 and $862,000, respectively, excluding unearned fees. Mortgage loans held for sale totalled $2.0 million at December 31, 1993 and book value equaled market value.

NOTE E-ALLOWANCE FOR POSSIBLE LOAN LOSSES

An analysis of changes in the allowance for possible loan losses is as follows:

                            1994        1993        1992
                                   (In thousands)
  Balance, January 1      $14,581     $16,619     $20,012
  Provision                 1,580       4,200       6,800
  Loan losses              (5,333)     (8,113)    (11,095)
  Recoveries                2,363       1,875         902
  Net loan losses          (2,970)     (6,238)    (10,193)
  Balance, December 31    $13,191     $14,581     $16,619


NOTE F-NONACCRUAL AND RESTRUCTURED LOANS

Included in loans are loans which, because of the weakened financial position of the borrower, were placed on nonaccrual or were restructured to provide for a reduction or deferral of interest or principal payments.

Nonaccrual and restructured loans were as follows at December 31:

                                   1994           1993
                                     (In thousands)
  Nonaccrual................     $ 9,732         $13,039
  Restructured..............       1,251           1,012
                                 $10,983         $14,051

The effect on interest income in 1994, 1993 and 1992 of nonaccrual and restructured loans is summarized as follows:

                                   1994     1993     1992
                                       (In thousands)

  Originally contracted interest
   income for the year.........   $1,209   $1,555   $1,852
  Less interest income actually
   recorded for the year.......       48      367      571

  Reduction in interest income
    for the year...............   $1,161   $1,188   $1,281

At December 31, 1994, there were no commitments to advance additional funds on any of the nonaccrual or restructured loans.

NOTE G-LOANS TO RELATED PARTIES

The Bank has granted loans to the officers and directors of the Company and the Bank and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $6.1 million and $6.8 million at December 31, 1994 and 1993, respectively. During 1994, $1.2 million of new loans were made and repayments totaled $1.9 million.

NOTE H-PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

Premises and equipment as of December 31, 1994 and 1993 consist of the following:

                                       1994          1993
                                         (In thousands)

Land and land improvements           $ 1,891       $ 1,777
Buildings                             12,541        12,306
Leasehold improvements                 1,938         1,924
Furniture and equipment               12,116        12,987
                                      28,486        28,994
Less accumulated depre-
 ciation and amortization             18,260        17,628
                                     $10,226       $11,366

The Bank occupies certain branch offices under lease contracts which expire between 1995 and 2008. Several of the leases include options to renew for periods ranging from five to fifteen years and clauses providing for increased rentals based on increases in property taxes and other operating expenses. Rental expense for all leases, excluding property taxes, insurance and certain maintenance expenses was $627,000, $669,000 and $665,000 for 1994, 1993 and 1992, respectively.

The aggregate minimum lease commitments at December 31, 1994 under non-cancelable long-term leases are as follows (in thousands):

  1995                     $  597
  1996                        543
  1997                        460
  1998                        381
  1999                        310
  Thereafter                1,522
                           $3,813

NOTE I-OTHER REAL ESTATE

The following Table summarizes the real estate operations of property held for sale for the years ended December 31:

                                    1994      1993      1992
                                        (In thousands)
Balance, January 1                 $13,743   $16,424   $22,876
ORE additions                        5,225     7,327     7,071
ORE losses                            (437)   (1,248)   (2,678)
ORE sales                           (6,064)   (7,335)   (9,937)
Other, net                            (980)   (1,425)     (908)
                                    11,487    13,743    16,424
Allowance for possible ORE losses     (168)     (350)     (568)
Balance, Decmeber 31               $11,319   $13,393   $15,856

An analysis of the changes in the allowance for possible ORE losses is as follows:

                                          1994       1993       1992
                                                (In thousands)
Balance, January 1                        $350       $568       $250
Provision for possible ORE losses                     350        564
ORE losses, net                           (182)      (568)      (246)
Balance, December 31                      $168       $350       $568

The following Table summarizes the components of ORE expense for the years ended December 31:

                                      1994       1993      1992
                                           (In thousands)
Valuation adjustments:
  ORE losses                         $   237   $   680   $ 2,432
  Provision for possible ORE losses                350       564
Net gain on ORE sales                   (472)      (70)     (208)
                                        (235)      960     2,788
General carrying costs                 1,762     2,308     3,497
ORE expense                          $ 1,527   $ 3,268   $ 6,285


General carrying costs include legal fees, real estate taxes, maintenance, appraisals, insurance and miscellaneous other costs.

Gross gains and losses and net gain on ORE sales were as follows for the years ended December 31:

                                      1994       1993      1992

Gross gains on ORE sales             $(773)     $(550)    $(963)
Gross losses on ORE sales              301        480       755
Net gain on ORE sales                $(472)     $ (70)    $(208)


NOTE J-DEPOSITS

The following Table presents the types of deposit balances for the years listed:

                                                December 31,
                                           1994             1993
                                              (In thousands)
Demand deposits                          $148,009         $148,784
NOW accounts                              138,031          138,822
Savings deposits                          288,646          297,205
Money market accounts                      51,359           54,347
Time deposits of $100,000 or more           9,558           11,641
Other time deposits                       190,253          214,536
   Total deposits                        $825,856         $865,335

NOTE K-INCOME TAXES

Effective January 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS 109 as of January 1, 1992, was to increase net income by $1.1 million, or $.32 per share, for the quarter ended March 31, 1992.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company does not expect to incur a New Hampshire Business Profits Tax ("NHBPT") in the foreseeable future as a result of income derived from state tax free sources and tax credits for the New Hampshire Business Enterprise Tax. Therefore, no deferred income taxes have been recognized for NHBPT purposes.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                 December 31,
                                              1994         1993
                                                (In thousands)
Deferred tax liabilities:
  Tax over book depreciation               $  546       $  599
  Prepaid assets                              344          291
  Purchase price accounting adjustment        267          293
  Other                                        43           22
    Total deferred tax liabilities          1,200        1,205
Deferred tax assets:
  Allowance for possible loan losses        5,245        5,981
  Income on nonaccrual loans                  535          675
  Deferred fee income                         404          460
  Accrued book expenses                       942          766
  Other                                        24           54
    Total deferred tax assets               7,150        7,936
  Valuation allowance for deferred tax
    assets                                                (198)
  Deferred tax assets, net of
    valuation allowance                     7,150        7,738
Net deferred tax assets                    $5,950       $6,533


Significant components of the provision for income taxes attributable to continuing operations are as follows:


                                  1994       1993        1992
                                         (In thousands)
Current tax provision:
  Federal                        $3,491     $1,828      $1,105
  State                                          4
Deferred tax provision              583      1,306         352
                                 $4,074     $3,138      $1,457


Income tax expense related to net securities gains was $62,000, $64,000 and $3,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

SFAS 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company believed that some uncertainty existed with respect to future realization and established a valuation allowance of $550,000 as of January 1, 1992, the effective date of adoption of SFAS 109. Reported earnings in 1992 reduced this uncertainty and, accordingly, resulted in a reduction in income tax expense of $352,000 and $198,000 during the years ended December 31, 1992 and 1994, respectively.

The reconciliation of income taxes attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense is as follows:

                                     1994                1993                 1992
(Dollars in thousands)          Amount      %       Amount      %        Amount      %
Federal income tax provision
  at statutory rate             $4,313     34.0%    $3,240     34.0%    $1,965     34.0%
Effect of:
  Tax-exempt income                (96)     (.7)      (139)    (1.5)      (220)    (3.8)
  Change in SFAS 109 valuation
    allowance                     (198)    (1.6)                          (352)    (6.1)
  Other                             55       .4         37       .4         64      1.1
                                $4,074     32.1%    $3,138     32.9%    $1,457     25.2%



NOTE L-RETIREMENT PLAN AND OTHER POSTRETIREMENT BENEFITS

Retirement Plan

The Company maintains a noncontributory defined benefit retirement plan covering substantially all employees. Benefits are based on compensation and years of service.

The following sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's retirement plan:

                                                 December 31,
                                             1994             1993
                                                (In thousands)
Projected benefit obligation:
  Vested benefits                         $ 12,770          $ 13,112
  Nonvested benefits                           250               251


  Accumulated benefit obligation            13,020            13,363
  Effect of projected future
    compensation levels                      1,335             2,162

Projected benefit obligation              $ 14,355          $ 15,525
Plan assets at fair value                 $ 12,265          $ 12,391

Projected benefit obligation in
  excess of plan assets                   $  2,090          $  3,134
Unrecognized prior service cost               (350)             (504)
Unrecognized net loss                       (1,940)           (2,720)
Unrecognized net asset,
  net of amortization                          846               973
Minimum additional liability                                      89
Net pension liability                     $    646          $    972


A summary of the components of net periodic pension expense follows:

                                                 1994     1993     1992
                                                     (In thousands)
  Service cost - benefits earned during
    the year                                   $  575   $  556   $  568
  Interest cost on the projected benefit
    obligation                                  1,192    1,190    1,105
  Actual return on plan assets                    211     (295)    (290)
  Net amortization and deferral                (1,310)    (996)    (986)
  Net periodic pension expense                 $  668   $  455   $  397


The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5% and 8.0% and 3.0% and 4.0%, respectively, as of December 31, 1994 and 1993, respectively. The expected long-term rate of return on plan assets was 9% in 1994 and 10% in 1993 and 1992. The impact of changes in the discount rate and rate of increase in future compensation as of December 31, 1994 was to decrease the minimum additional liability by $89,000 and decrease the net pension liability by $326,000. The year-end

1994 and 1993 net pension accrued liability of $646,000 and $972,000, respectively, is included in other liabilities.

Other Post Retirement Benefits

In addition to the Company's retirement plan, the Company sponsors a defined benefit welfare plan that provides postretirement medical and life insurance benefits to full-time employees who have worked 10 years and attained age
55 while in service with the Company. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The Company's future contributions will be capped at the 1996 per capita cost. The Company will continue to credit each retiree based on years of service. Retirees will bear the cost of any future annual increases above the 1996 cost levels.

In 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The effect of adopting the new rules increased 1994 and 1993 net periodic postretirement benefit cost by $584,000 and $316,000, respectively, and decreased 1994 and 1993 net income by $386,000 and $209,000, respectively.

Postretirement benefit costs for 1992, which were recorded on a cash basis, have not been restated. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.
The plan is unfunded at December 31, 1994.

The following Table sets forth the plan's accumulated postretirement benefit obligation reconciled with the amount shown in the Company's balance sheet:

                                                              December 31,
                                                            1994       1993
                                                             (In thousands)
Accumulated postretirement benefit obligation:
  Retirees                                                 $2,209     $2,121
  Fully eligible plan participants                            406        738
  Other active plan participants                              836        916
                                                           $3,451     $3,775

Plan assets                                                $ -0-      $ -0-

Accumulated postretirement benefit obligation
  in excess of plan assets                                 $3,451     $3,775
Unrecognized net gain (loss)                                  234       (186)
Unrecognized transition obligation                         (3,101)    (3,273)

Accrued postretirement benefit cost                        $  584     $  316

Net periodic postretirement benefit cost for 1994 and 1993 included the following components:

                                                            1994       1993
                                                             (In thousands)
Service cost                                               $   72     $   71
Interest cost                                                 272        284
Amortization of transition obligation over 20 years           172        172

Net periodic postretirement benefit cost                   $  516     $  527


The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 9.5% for 1995 and is assumed to decrease gradually to 5.5% over eight years and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $235,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $20,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% at December 31, 1994 and 8% at December 31, 1993.

NOTE M-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

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

The Company has outstanding loan commitments/lines of credit of $121.5 million and $119.8 million at December 31, 1994 and 1993, respectively, and standby letters of credit aggregating $10.4 million and $4.0 million at December 31, 1994 and 1993, respectively. The fair values for loan commitments/lines of credit and for standby letters of credit approximate book values at December 31, 1994 and 1993.

Loan commitments/lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

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

NOTE N-CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographic factors affect groups of counterparties with similar economic characteristics, whose aggregate credit exposure is significant to the Company's total credit exposure. The Company originates commercial, real estate and installment loans to customers throughout the southern, central, coastal and lakes regions of the state. The Company estimates that most of its loans are based in New Hampshire with less than 1% of total loans based out-of-state. There are no other significant concentrations of credit risk.

NOTE O-RESTRICTIONS ON BANK DIVIDENDS, LOANS OR ADVANCES

Federal Reserve regulations restrict the amount the Bank may loan or advance to the Company, unless such loans are collateralized by specified obligations. Bank regulatory agencies restrict the amount of dividends which the Bank can pay to the Company without obtaining prior approval.

At December 31, 1994 approximately $19.7 million of net assets of the Bank were available for distribution as dividends to the Company and $48.9 million of net assets were restricted from distribution to the Company.

NOTE P-CAPITALIZATION

The following Table presents the consolidated capital ratios of the Company at December 31, 1994 and 1993.

                                 Regulatory
                                  Minimum        1994       1993

Regulatory Capital Ratios:
  Leverage ratio                   3.00%(1)      7.68%      6.78%
  Tier 1 risk-based ratio          4.00         15.94      14.31
  Total risk-based ratio           8.00         17.21      15.59


The following Table presents the capital ratios of the Bank at December 31, 1994 and 1993.

                                 Regulatory
                                  Minimum        1994       1993

Regulatory Capital Ratios:
  Leverage ratio                   3.00%(1)      7.06%      6.09%
  Tier 1 risk-based ratio          4.00         14.67      12.88
  Total risk-based ratio           8.00         15.94      14.16


____________

(1) Under current regulations, all except the most highly rated institutions are expected to exceed the minimum regulatory ratio by 100 to 200 basis points or more.

NOTE Q-INCENTIVE STOCK PLAN

The Company had an Incentive Stock Plan whereby all full-time employees of the Company received shares of common stock which had an aggregate fair market value or book value equal to a specified percentage of the employee's base salary determined as of specified dates over specified periods. Shares of common stock issued pursuant to the Stock Plan receive dividends and have voting rights; however, certain restrictions applied which expired ratably over one-year intervals after the grant date(s), through June 30, 1994.

Shares issued or forfeited, and retiree vesting and restriction expirations of the Stock Plan, are as follows:

                                            Year Ended December 31
                                            1994              1993

Shares issued                                                   614
Shares forfeited                             (408)             (791)
Retiree vesting and
  restriction expiration                   (6,042)           (6,322)
Restricted shares outstanding
  at January 1                              6,450            12,949
Restricted shares outstanding
  at December 31                             -0-              6,450


Deferred compensation expense was amortized on the straight-line method over the restriction period. For the years ended December 31, 1994, 1993 and 1992, $21,000, $63,000 and $173,000, respectively, was charged to operations.

NOTE R-LEGAL PROCEEDINGS

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company and the Bank. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial statements.

NOTE S-FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.
Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Mortgages Held for Sale: Fair values of mortgages held for sale are based on quoted bid market prices.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics, segregated by type such as commercial, real estate and installment loans. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using a discounted cash flow calculation that applies a discount rate, based upon the loan's terms, structure of interest, credit quality factors, and prepayment risk inherent in the portfolio, to a schedule of aggregated expected monthly maturities on loans.

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

For deposits with no stated maturities, SFAS 107 defines fair value as the amount payable on demand. SFAS 107 defines the fair value of demand deposits as the amount payable on demand, and prohibits adjusting fair value for any value derived from retaining those deposits for an expected future period of time. That component, commonly referred to as a deposit base intangible, is estimated to be approximately $41.7 million at December 31, 1994 and is neither considered in the fair value amounts nor is it recorded as an intangible asset in the balance sheet.

Short-Term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

The following presents carrying value and the fair value of the Company's financial instruments at:

                                                   December 31,
                                         1994                      1993
                                 Carrying      Fair        Carrying      Fair
                                  Value        Value        Value        Value
                                                  (In thousands)
Financial Assets:
  Cash and cash equivalents      $ 94,037     $ 94,037     $165,999     $165,999
  Securities                      290,191      286,629      258,392      258,627
  Mortgages held for sale                                     1,978        1,978
  Net loans                       528,093      529,782      510,262      511,381
  Interest receivable               8,877        8,877        5,059        5,059

Financial Liabilities:
  Deposits (with no stated
    maturity)                     626,045       626,045     639,158      639,158
  Time deposits                   199,811       193,149     226,177      227,476
  Short-term borrowings            43,960        43,960      35,266       35,266

NOTE T-BANK OF NEW HAMPSHIRE CORPORATION (Parent Company Only)
       CONDENSED FINANCIAL STATEMENTS



BALANCE SHEETS

                                                     December 31
                                                1994              1993
                                                    (In thousands)
Assets

Cash                                       $ 4,317              $ 5,558
Securities                                     948                  606
Taxes due from Bank                             76                   54
Investment in Bank                          69,640               61,998
Other assets                                   214                   52
                                           $75,195              $68,268

Liabilities

Accrued expenses                           $    21              $    26

Total liabilities                               21                   26
Shareholders' equity                        75,174               68,242

                                           $75,195              $68,268


STATEMENTS OF INCOME

                                                Year Ended December 31
                                            1994          1993          1992
                                                     (In thousands)
Operating income:
  Dividends from Bank                    $ 1,050
  Other income                               320        $  241         $   57
                                           1,370           241             57

Operating expenses:
  Professional fees                          185            99            182
  Management fee                              30            30             30
  Other                                      214            41            103
                                             429           170            315


Income (loss) before income tax bene-
  fit and equity in undistributed
  net income of Bank                         941            71           (258)
Income tax benefit                            43            33             74

Income (loss) before equity in
  undistributed net income of Bank           984           104           (184)
Equity in undistributed net income
  of Bank                                  7,627         6,288          5,607

Net income                               $ 8,611       $ 6,392        $ 5,423

STATEMENTS OF CASH FLOWS

                                                  Year Ended December 31

                                              1994         1993          1992
                                                      (In thousands)
Operating Activities:

  Net income                                $ 8,611      $ 6,392      $ 5,423
  Adjustments to reconcile net income
    to net cash provided (used)
    by operating activities:

  Equity in undistributed net income
    of Bank                                  (7,627)      (6,288)      (5,607)
  Securities gains                             (165)        (177)
  Other, net                                   (609)          67          445

Net cash provided (used) by
  operating activities                          210           (6)         261

Investing Activities:

  Capital contribution to the Bank                        (7,500)
  Sales of available-for-sale
    equity securities                           255
  Sales of investment securities                             654
  Purchases of investment securities                        (230)

Net cash provided (used) by
  investing activities                          255       (7,076)

Financing Activities:

  Net proceeds from the issuance
    of common stock                                       11,596
  Cash dividends paid                        (1,646)        (325)
  Repurchase and retirement of
    common stock                                (60)         (29)         (35)

Net cash provided (used) by
  financing activities                       (1,706)      11,242          (35)


(Decrease) increase in cash and cash
  equivalents                                (1,241)       4,160          226
Cash and cash equivalents at
  January 1                                   5,558        1,398        1,172

Cash and cash equivalents at
  December 31                               $ 4,317      $ 5,558      $ 1,398