Form 10-K, Exhibit 13
period 1995-12-31
BANK OF NEW HAMPSHIRE CORP
filed 1996-03-28
CIK 313857

MANAGEMENT'S FINANCIAL REVIEW

GENERAL

Bank of New Hampshire Corporation (the "Company") is a registered bank holding company incorporated in 1979 under the laws of the State of New Hampshire.
The Company is regulated by the State and the Federal Reserve System, and transacts its business through Bank of New Hampshire (the "Bank"), a state-chartered, commercial bank organized under New Hampshire law. The Company conducts its business through 29 offices of the Bank located throughout the southern, central, seacoast and lakes regions of New Hampshire.

MERGER AGREEMENT

On October 25, 1995 the Company, along with Peoples Heritage Financial Group, Inc. ("Peoples") announced a definitive agreement to merge. The transaction would be a tax-free exchange of two shares of People's common stock for each share of the Company's common stock. It is intended that the transaction will be accounted for as a pooling of interests.

Under the definitive agreement, Peoples' New Hampshire-based holding company, First Coastal Banks, Inc., will merge into the Company. Subsequently, The First National Bank of Portsmouth, a wholly-owned subsidiary of First Coastal, will be merged into the Bank. The combination will result in Peoples becoming a $4.2 billion banking company with a New Hampshire-based banking subsidiary of approximately $1.7 billion in assets.

The agreement was approved by shareholders of both companies on February 27, 1996. It is anticipated that regulatory approval will be received in April 1996 and that the transaction will close prior to June 30, 1996.

REVIEW OF FINANCIAL STATEMENTS

The following is a discussion and analysis of the Company's consolidated results of operations and financial condition. In order to understand this section in context, it should be read in conjunction with the Financial Statements on pages 22 through 36 and with the Statistical Information contained in the Company's Annual Report on Form 10-K. Certain amounts reported in prior years have been reclassified to conform with the 1995 presentation.

OVERVIEW

CONSOLIDATED INCOME STATEMENT

The Company reported net income of $10.5 million in 1995 compared to net income of $8.6 million in 1994 and $6.4 million in 1993. Earnings per share in 1995 were $2.57 compared to $2.12 in 1994 and $1.80 in 1993. Return on average assets was 1.11% in 1995, .90% in 1994 and .67% in 1993. Return on average equity was 13.11% in 1995, 12.08% in 1994 and 11.27% in 1993. The
principal reason for the 21% increase in net income for 1995 compared to 1994 was the significant increase in net interest income of $6.9 million. This was offset somewhat by merger-related expenses charged to earnings of $2.7 million, after taxes, which were recorded during the quarter ended December 31, 1995, and which reduced earnings per share by $.67 for the fourth quarter and the year. Excluding these merger-related expenses, the Company would have reported 1995 earnings per share of $3.24, return on average assets of 1.40% and return on average equity of 16.51%.

The reason for the increase in net income for 1994 compared to 1993 was the significant decrease in credit costs. The provision for possible loan losses totalled $1.5 million in 1994 compared to $4.3 million in 1993, and expenses related to Other Real Estate Owned ("OREO") totalled $1.6 million in 1994 compared to $3.2 million in 1993.

CONSOLIDATED BALANCE SHEET

At December 31, 1995, the Company had consolidated assets of $977.8 million. The Company is the third largest bank holding company headquartered in New Hampshire, and the Bank is the third largest bank operating in the State.

Liquid assets (cash, cash equivalents and securities) totalled $389.7 million at December 31, 1995, an increase of $5.5 million from the 1994 year-end balance. Management believes this level of liquid assets allows the Company to remain responsive to external conditions and accommodate anticipated loan growth.

Total loans were $560.9 million at December 31, 1995, an increase of $18.4 million compared to the 1994 year-end balance. However, excluding the effect of $31.3 million in student loan sales during 1995, loans increased by $49.7 million, or 9%. See "Loans."

The following Chart presents the components of the Company's assets as of December 31, 1995:

Net loans                                   56%
Securities                                  29
Cash and cash equivalents                   11
Other assets                                 3
Other real estate owned                      1

The following Table shows a decline in total nonperforming loans and assets during 1995. Despite this positive trend, the Company continued to conservatively maintain the allowance for possible loan losses (the "APLL"). At year-end, the APLL represented 78% coverage of nonperforming assets, 158% coverage of nonperforming loans and 206% coverage of nonaccrual loans. See "Risk Elements and Nonperforming Assets."

                               12/31/95      9/30/95      6/30/95      3/31/95
                                                (In thousands)

Nonaccrual loans               $ 5,745       $ 6,484      $ 8,461      $10,293
Loans past due 90 days           1,156         2,418        1,933        2,058
Restructured loans                 591           594
Total nonperforming loans        7,492         9,496       10,394       12,351
Other real estate owned          7,606         7,959        9,011       10,149
Total nonperforming assets     $15,098       $17,455      $19,405      $22,500


The following Graph shows the APLL coverages of nonperforming loans and nonaccrual loans at December 31 for the years presented:

                               1995      1994      1993      1992      1991

APLL/Nonperforming loans       158%       87%       75%       59%       53%
APLL/Nonaccrual loans          206%      121%       89%       67%       63%


Interest-bearing deposits at December 31, 1995 totalled $670.9 million compared to $677.8 million at year-end 1994, a decrease of $6.9 million. Non-interest bearing deposits at December 31, 1995 totalled $166.8 million compared to $148.0 million at year-end 1994, an increase of $18.8 million.
The effect of changes in deposits for 1995 was not material to the liquidity position of the Bank.

Shareholders' equity totalled $84.5 million at December 31, 1995, compared with $75.2 million at the end of 1994. All capital ratios exceeded the minimum requirements of current regulations. The increases in both shareholders' equity and capital ratios in 1995 resulted from the retention of earnings. See "Capital Resources."

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

Net interest income was $47.2 million for 1995 compared to $40.3 million for 1994 and $40.1 million for 1993. Net interest income increased by $6.9 million, or 17%, in 1995 compared with 1994. This increase resulted from higher rates earned on average earning assets, totalling $10.5 million in additional interest income, which was offset somewhat by higher rates paid on interest-bearing liabilities, totalling $3.5 million in additional interest expense. Average earning assets decreased by $8.0 million in 1995 compared to 1994. Average interest-bearing liabilities decreased $26.6 million in 1995 compared to 1994. The effect on net interest income, resulting from the decrease in average earning assets, was offset by the decrease in average interest-bearing liabilities.

The following Table presents average Earning Assets, Interest-Bearing Liabilities, Rate Earned on an FTE basis, and Rate Paid along with Interest Rate Spread and Net Interest Margin for the years indicated.

                                          1995        1994        1993
                                              (Dollars in millions)

Earning Assets                           $869.1      $877.1      $876.0
Interest-Bearing Liabilities              709.0       735.6       755.5
Rate Earned (yield)                        8.18%       6.96%       7.19%
Rate Paid                                  3.36        2.82        3.03
Interest Rate Spread                       4.82        4.14        4.16
Net Interest Margin                        5.43        4.59        4.58

Interest rate spread is the average yield earned on average earning assets less the average rate paid for average interest bearing liabilities. Net interest margin is calculated by dividing net interest income by total average earning assets.

During 1995, 1994 and 1993, the effect on net interest income of nonaccrual and restructured loans showed improvement each year. The reduction in interest income as a result of the effect of these two categories was $497,000 in 1995, $1.4 million in 1994 and $1.5 million in 1993. There were no cash payments received on nonaccrual loans during 1995 which were reported as interest income. For 1995, a taxable equivalent adjustment of $128,000 was added to net interest income, compared to $160,000 and $232,000 in 1994 and 1993, respectively.

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

Provisions for possible loan losses totalled $1.8 million for 1995, $1.5 million for 1994 and $4.3 million for 1993. The lower provisions for possible loan losses, for the two most recent years, reflect the concurrent decreases in nonperforming assets. See "Risk Elements and Nonperforming Assets."

The following Graph presents the Provision for Possible Loan Losses and Net Loan Losses for the years indicated:

                                 1995      1994      1993      1992      1991
                                                (In millions)
Provision                        $1.8      $1.5      $4.3      $ 8.2     $13.6
Net loan losses                  $3.2      $2.9      $6.3      $11.5     $15.1


Noninterest Income

Noninterest income was $10.1 million for 1995, $9.7 million for 1994 and $9.8 million for 1993. The increase of $442,000 in 1995 compared to 1994 resulted primarily from an increase in trust fees of $327,000.

The decrease of $136,000 in 1994 compared to 1993 resulted from lower gains on mortgage sales of $922,000 and lower securities gains of $17,000, which were mostly offset by higher trust fee income of $581,000 and service charges on deposit accounts of $130,000.

Noninterest Expense

Total noninterest expense was $38.8 million in 1995, $35.6 million in 1994 and $35.9 million in 1993. In 1995, noninterest expense increased $3.2 million compared to 1994. This increase was primarily due to a nonrecurring charge to earnings for merger related expenses of $3.7 million ($2.7 million, after tax) consisting of legal and accounting fees ($90,000), investment banker fees ($441,000) and severance costs ($3.1 million). Excluding these non-recurring merger expenses, noninterest expense was $35.2 million, a decrease of $438,000 compared to last year. This decrease consists of lower FDIC insurance expense ($1.2 million) and lower OREO expense ($593,000) which was offset somewhat by planned increases in salaries and benefits costs ($633,000), increases in occupancy and equipment expense ($134,000) and increases in other miscellaneous expenses ($616,000). The decrease in FDIC insurance expense of $1.2 million, or 56%, was due to an 83% reduction, effective June 1, 1995, in the premium rate charged on deposits. The decrease in OREO expense of $593,000, or 37%, resulted from the concurrent 25% decrease in OREO during 1995.

In 1994, noninterest expense decreased $265,000 compared to 1993. This decrease was primarily due to lower OREO expense ($1.6 million) and FDIC insurance expense ($341,000), mostly offset by higher salaries and employee benefits costs ($658,000) and other miscellaneous expenses ($1.1 million). The increase in other miscellaneous expenses includes higher legal and professional fees ($456,000), examination and audit fees ($162,000), student loan service bureau fees ($155,000), marketing costs ($118,000), telecommunications expenses ($129,000) and other miscellaneous expenses.

Income Tax Expense

The Company's results of operations in 1995, 1994 and 1993 produced pretax income of $16.6 million, $12.7 million and $9.5 million, respectively. The effective tax rate was 37.0% in 1995, 32.1% in 1994 and 32.9% in 1993.
During 1995, 1994 and 1993, the Company recorded income tax expense of $6.1 million, $4.1 million and $3.1 million, respectively.

Nondeductable merger expenses recorded in the fourth quarter of 1995 increased the effective federal income tax rate by 2.3%.

The SFAS 109 valuation allowance which totalled $198,000 at December 31, 1993, was reversed during 1994 resulting in a 1.6% reduction of the effective income tax rate.

FINANCIAL CONDITION

Loans

Total loans at December 31, 1995 were $560.9 million, an increase of $18.4 million from the 1994 year-end balance of $542.5 million. The following Table summarizes the Bank's loan portfolio by major category at December 31, 1995 and 1994. During 1995, commercial loans increased by $13.5 million, or 23%, commercial real estate loans increased by $4.9 million, construction loans increased by $4.2 million and residential real estate loans increased by $6.9 million. Installment loans increased by $20.2 million, or 24%, excluding the effect of the sale of $31.3 million in student loans. Intense competition in lending, as evidenced by aggressive marketing and loan pricing by our competitors, continues to challenge our lenders. However, loan demand is increasing and Management anticipates growth in all loan categories during 1996.

At December 31, 1995, residential real estate loans totalled $268.0 million, or 48%, of the portfolio balance. This balance consisted of $253.8 million of loans secured by one-to-four family residential properties, including $26.2 million of home equity loans, and $11.0 million of loans secured by multi-family residential properties. The Bank has no foreign loans or energy loans, and had agricultural loans of only $22,000 at December 31, 1995. Deferred residential real estate loan origination fees totalled $1.1 million and $947,000 at December 31, 1995 and 1994, respectively, and are included, net, in this loan category.

                                           December 31,
                                      1995              1994

                                 Amount    %        Amount     %
                                     (Dollars in thousands)

Commercial                      $ 72,267   13%     $ 58,764   11%
Real estate--commercial          138,044   25       133,183   24
Real estate--construction          7,732    1         3,544    1
Real estate--residential         268,003   48       261,062   48
Installment                       74,834   13        85,926   16
     Total loans                $560,880  100%     $542,479  100%

A significant amount of commercial real estate loans have been made to owner-occupied businesses. Even though these loans are collateralized by real estate, the primary repayment source is cash flow generated by the related business. The diversification of the commercial real estate loan portfolio and size of the potential loss exposure are such that a material adverse impact on future operations of the Company is unlikely. See "Noninterest Income."

Allowance for Possible Loan Losses

The APLL is available for future loan losses. The provision for possible loan losses is added to the APLL. After review and approval by the Board, Management charges all or a portion of a loan against the APLL when a probability of loss has been established, with consideration given to such factors as the prospects for recovery of the principal, the customer's financial condition, underlying collateral and guarantees. Loans are also subject to periodic examination by bank regulatory authorities. Each loan on the internal Asset Quality Report is evaluated periodically to estimate potential losses. In addition, estimated losses for each category of classified loans are based on Management's judgment, which considers past loan loss experience and other factors. General allocations of the APLL are based on past loss experience, adjusted for portfolio growth and economic trends. The amounts specifically provided for individual loans and pools of loans from this analysis are considered allocated allowances and are supplemented by an unallocated amount for possible loan losses. This unallocated amount is determined based on judgments regarding risk of error in the specific allocations, other potential exposure in the loan portfolio, economic conditions and trends, and other factors.

Credit card loans are charged off at the earlier of; notice of bankruptcy; at 150 days past due; or when otherwise deemed uncollectible. All other installment loans that are 90 to 120 days past due are charged off monthly, unless insured for loss or where scheduled payments have been resumed. Real estate mortgage loans are written down to fair value upon the earlier of receipt of a deed of foreclosure or upon completion of foreclosure proceedings. Commercial and commercial real estate loan losses are based on Management's ongoing evaluation of nonperforming loans. Net loan losses were $3.2 million, $2.9 million and $6.3 million for the years ended December 31, 1995, 1994 and 1993, respectively, representing .60%, .56% and 1.08% of average loans for the respective years.

Recoveries of loan losses are added to the APLL. A centralized system controls and administers the recovery effort in the Commercial Loan Workout Department. Loan loss recoveries totalled $1.8 million in 1995, $2.5 million in 1994 and $1.9 million in 1993.

The APLL as a percent of nonperforming assets, nonperforming loans, nonaccrual loans and total loans was 78%, 158%, 206% and 2.1%, respectively, as of December 31, 1995 compared to 52%, 87%, 121% and 2.4%, respectively, as of December 31, 1994. Nonperforming assets as a percent of total assets was 1.5% and 2.7% at December 31, 1995 and 1994, respectively.

Beginning in 1995, the Company adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan." Under SFAS 114, the 1995 APLL related to loans that are identified for evaluation in accordance with SFAS 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the APLL related to these loans was based on the fair value of the collateral for collateral dependent loans or on undiscounted cash flows.

At December 31, 1995, the recorded investment in loans that were considered impaired under SFAS 114 was $3.4 million, $2.9 million of which were nonaccrual loans. The allocation of the APLL for these impaired loans was $800,000.

The following Table presents an analysis of the APLL activity for each of the past three years.

                                          1995          1994          1993
                                                   (In thousands)

Balance at January 1                    $ 13,191      $ 14,581      $ 16,619
Provision for possible loan losses         1,800         1,517         4,268
Loan losses:
  Commercial                                (320)       (1,101)       (1,028)
  Real estate--commercial                 (1,620)         (939)       (2,026)
  Real estate--construction                   (5)         (100)         (202)
  Real estate--residential                (2,672)       (2,789)       (4,169)
  Installment                               (369)         (511)         (777)
    Total loan losses                     (4,986)       (5,440)       (8,202)

Recoveries:
  Commercial                                 566           934           775
  Real estate--commercial                    361           455           470
  Real estate--construction                  198           278           147
  Real estate--residential                   375           496           102
  Installment                                332           370           402

    Total recoveries of loans              1,832         2,533         1,896

Net loan losses                           (3,154)       (2,907)       (6,306)
Balance at December 31                  $ 11,837      $ 13,191      $ 14,581

Total loans at December 31              $560,880      $542,479      $528,271


The APLL is a general reserve available for all categories of possible loan losses. Management has made allocations of its APLL giving consideration to an evaluation of risk in the portfolios. Such allocations are based on estimates and subjective judgments, and are not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur. The following Table presents an analysis of allocations of the APLL by loan category for the years indicated.

                                                   December 31,
                                         1995                      1994
                                         % of    % of              % of    % of
                                         Total   Total             Total   Total
                                Amount   APLL    Loans    Amount   APLL    Loans
                                             (Dollars in thousands)

Commercial                      $   878      8%     13%   $   835     6%      11%
Real estate--commercial           1,676     14      25      3,560    27       24
Real estate--construction                            1                         1
Real estate--residential          1,586     13      48      1,954    15       48
Installment                         521      4      13      1,361    10       16
Unallocated                       7,176     61              5,481    42
                                $11,837    100%    100%   $13,191   100%     100%

Risk Elements and Nonperforming Assets

Most of the Bank's loans are collateralized by real estate in New Hampshire. In addition, all OREO properties are located in New Hampshire. The ultimate collectibility of this portion of the loan portfolio and the recovery of this portion of the carrying amount of OREO are susceptible to changes in the State's market conditions. Management makes estimates and assumptions which affect the reported amounts of these assets and which affect revenues and expenses. Actual results could differ from those estimates. Material estimates that are potentially susceptible to change in the near-term relate to determination of the APLL and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. Management believes it is prudent in charging off uncollectible portions of problem loans and writing down the carrying value of OREO, as its policy is to record such losses on a timely basis. Management also believes there are no adverse concentrations in any loan category. However, changes in economic conditions may require currently unanticipated additions to the APLL or reductions in OREO valuations, which would reduce earnings in the period within which such additions or reductions occur.

A loan generally is classified as nonaccrual when full collectibility of principal or interest is doubtful or a loan becomes 90 days past due as to principal or interest, unless Management determines that the estimated net realizable value of the collateral is sufficient to recoup the principal balance and accrued interest and the loan is in the process of collection. When interest accruals are discontinued, unpaid interest accrued in prior years is charged to the APLL and current year interest is reversed. Payments received on nonaccrual loans are applied to principal. A loan is classified as restructured if the original interest rate, repayment terms, or both have been modified due to the deterioration in the financial condition of the borrower. Nonperforming loans are generally returned to performing status when the loan is brought current and has performed in accordance with contract terms for a reasonable period of time.

At December 31, 1995 and 1994, the nonaccrual loan balance of $5.7 million and $10.9 million, respectively, consisted of $500,000 and $601,000 in commercial loans and $5.2 million and $10.3 million in real estate loans.

At December 31, 1995, loans 90 days past due and still accruing were $1.2 million, compared to $3.0 million at December 31, 1994. Included in this nonperforming loan category at December 31, 1995 and 1994, were loans secured by real estate, which totalled $1.0 million and $2.6 million, respectively.

Although restructured loans have not been material, amounting to $591,000 and $1.3 million at December 31, 1995 and 1994, respectively, Management encourages restructuring when it is likely to benefit the Company and the borrower.

The following Table summarizes the nonperforming assets at year end for the years presented.

                                              December 31,
                                         1995             1994
                                         (Dollars in thousands)

Nonaccrual loans:
  Commercial                         $    500         $    601
  Real estate--commercial               3,194            5,365
  Real estate--construction               233              476
  Real estate--residential              1,770            4,453
  Installment                              48               32
     Total nonaccrual                   5,745   38%     10,927   43%
Past due 90 days (accruing)             1,156    8       3,003   12
Restructured loans                        591    4       1,251    5
Total nonperforming loans               7,492   50      15,181   60
Other real estate owned, net            7,606   50      10,124   40
Total nonperforming assets           $ 15,098  100%   $ 25,305  100%


The following Table presents the distribution of OREO, before deducting the allowance for OREO losses, as of December 31, 1995 and 1994.

                                            December 31,
                                       1995             1994
                                       (Dollars In millions)

Commercial                         $ 5.7    73%     $ 6.7     66%
Residential                          1.2    15        2.2     21
Construction and land development    1.0    12        1.3     13
Total                              $ 7.9   100%     $10.2    100%


OREO at December 31, 1995 consisted of eighty-eight properties. The two largest properties were commercial real estate, which account for half of the OREO balance. Six other OREO properties are each recorded at less than $600,000 and the remaining eighty properties are each recorded at less than $100,000. Substantially all residential properties are one-to-four family, and construction and land development loans are intended for residential one-to-four family homes. OREO at December 31, 1995, net of the allowance, was $7.6 million compared to $10.1 million at December 31, 1994, a $2.5 million, or 25%, decrease. During 1995, additions totalled $1.8 million and sales were $3.9 million. During 1994, additions totalled $5.5 million and sales totalled $4.7 million.

Securities

Securities totalled $281.4 million and $290.2 million at December 31, 1995 and 1994, respectively. The portfolio is comprised primarily of short-term U.S. Treasury instruments with an overall maturity of 10 months.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. In accordance with provisions in the Financial Accounting Standards Board's Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," issued on November 15, 1995, the Company chose to reclassify debt securities from held-to-maturity to available-for-sale at December 31, 1995. At December 31, 1995, the amortized cost of held-to-maturity debt securities reclassified to available-for-sale totalled $275.5 million. The unrealized after tax gain on these securities was $1.4 million and is reported as a separate component of shareholders' equity. Held-to-maturity debt securities, carried at amortized historical cost, totalled $286.6 million at December 31, 1994.

Marketable equity securities not classified as trading, are classified as available-for-sale and are carried at market value. Net unrealized holding gains, after tax, on available-for-sale equity securities are included in shareholders' equity and were $88,000 at December 31, 1995.

The Company does not have a trading account and has no derivative financial instruments.

Deposits

Interest-bearing deposit balances at December 31, 1995 totalled $670.9 million compared to $677.8 million at year-end 1994, a decrease of $6.9 million. The affect of changes in deposits for 1995 was not material to the overall liquidity position of the Bank. Demand deposits increased $18.8 million, or 13%, in 1995 from the 1994 year-end balance of $148.0 million.

Average demand deposits increased $3.8 million, totalling $142.5 million and $138.7 million for 1995 and 1994, respectively. Average savings deposits decreased $40.9 million, totalling $448.2 million and $489.1 million in 1995 and 1994, respectively. Average time deposits increased $8.7 million, totalling $219.2 million for 1995 and $210.5 million for 1994.

The following Table lists actual deposit balances at December 31 for the years presented.

                                           December 31,
                                      1995              1994
                                          (In thousands)

Demand deposits                      $166,833         $148,009
NOW accounts                          135,952          138,031
Savings deposits                      254,393          288,646
Money market accounts                  41,577           51,359
Time deposits of $100,000 or more      12,742            9,558
Other time deposits                   226,229          190,253
  Total deposits                     $837,726         $825,856


Short-Term Borrowings

Short-term borrowings include securities sold under repurchase agreements and all other borrowed funds. Such borrowings totalled $44.1 million and $44.0 million at December 31, 1995 and 1994, respectively.

Capital Resources

The Company's two sources of capital are internally generated capital and the capital markets. Primary reliance is placed on internally generated capital.

The Board of Governors of the Federal Reserve System (the "FRB") requires banks and bank holding companies to maintain capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments and interest rate swaps.

The FRB standards classify capital into two tiers; Tier 1 and Tier 2. Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative (bank holding companies only) perpetual preferred stock, and minority interests, less goodwill. Tier 2 capital consists of a portion of the APLL, perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt, and intermediate-term preferred stock.
At December 31, 1995, all bank holding companies and banks are required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted total assets with at least 4% Tier 1 capital. Capital that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital. The FRB regulations require a minimum Tier 1 leverage capital ratio of 3% plus an additional cushion of 100 to 200 basis points or more. Under certain circumstances, the FRB may establish higher minimum capital ratio requirements than set forth above where increased regulatory attention is warranted.

The following Table presents the regulatory capital ratios of the Company at December 31, 1995 and 1994.

                                 Regulatory
                                  Minimum          1995        1994

Regulatory Capital Ratios:
  Leverage ratio                   3.00%           8.46%       7.68%
  Tier 1 risk-based ratio          4.00           16.38       15.94
  Total risk-based ratio           8.00           17.65       17.21

The following Table presents the regulatory capital ratios of the Bank at December 31, 1995 and 1994.

                                 Regulatory
                                  Minimum          1995        1994
Regulatory Capital Ratios:
  Leverage ratio                   3.00%           8.15%       7.06%
  Tier 1 risk-based ratio          4.00           15.86       14.67
  Total risk-based ratio           8.00           17.13       15.94

As shown in the Tables above, the Tier 1 and total risk-based capital ratios and the leverage capital ratios, for the Company and the Bank, substantially exceed the current minimum requirements.

Liquidity and Interest Rate Sensitivity Management

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest-sensitive earning assets and interest-bearing liabilities. Liquidity management involves the Bank's ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

The Bank's most important liquidity source is liability liquidity, the ability to raise new funds and to renew maturing liabilities in a variety of markets. The most important factor in assuring liability liquidity is maintenance of confidence in the Bank by depositors of funds. Such confidence, in turn, is based on performance and reputation. The Bank believes that its reputation, its financial strength and numerous long-term customer relationships, should enable it to raise funds as needed in many markets. Funds are primarily generated locally and regionally and the Bank has no brokered deposits. Other types of assets, such as available-for-sale securities, federal funds sold and securities purchased under resale agreements, as well as maturing loans and loan payments, are supplemental sources of liquidity.

The objective of interest rate sensitivity management is to minimize changes in net interest income resulting from volatility in interest rates. Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds on which rates change daily and loans which are tied to the prime rate differ considerably from long-term investment securities and fixed rate loans. Similarly, time deposits over $100,000 and money market accounts are much more interest sensitive than passbook savings accounts. The shorter term interest rate sensitivities are key to measuring the interest sensitivity gap, which is defined as excess interest-sensitive earning assets over interest-bearing liabilities.

The following Table shows the Bank's interest sensitivity gaps for four different time intervals as of December 31, 1995. Within the first two time intervals, i.e., 0-12 months, the Bank was liability-sensitive at December 31, 1995. An increase in the general level of interest rates would have an unfavorable effect on net interest income by increasing rates paid on liabilities faster than rates earned on assets. Conversely, declining rates would have a favorable effect on net interest income.

                                          0-3           4-12           1-5          Over 5
                                         Months        Months         Years         Years
                                                   (In thousands)
Rate Sensitive Assets:
Loans                                  $165,430      $ 70,365       $170,301      $154,784
Securities                               80,299       135,451         60,671         3,964
Federal funds sold and other             42,000
   Total                                287,729       205,816        230,972       158,748
Rate Sensitive Liabilities:
NOW accounts                            135,952
Savings deposits                        254,393
Time deposits greater than $100,000       2,413         7,373          2,956
All other time deposits(1)               81,375       104,588         79,948         1,895
Federal funds purchased and other        44,116
   Total (2)                            518,249       111,961         82,904         1,895
Interest sensitivity gap              $(230,520)    $  93,855       $148,068      $156,853
Cumulative interest sensitivity gap   $(230,520)    $(136,665)      $ 11,403      $168,256

(1) Includes Money Market Accounts totalling $41.6 million.
(2) Excludes noninterest-bearing deposits.


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

Summary of Selected Financial Data
(Dollars in thousands, except per share data)

                                      1995          1994         1993        1992         1991

Interest income                    $   70,926  $   60,852  $   62,719    $   72,906  $   86,749
Interest expense                       23,831      20,728      22,870        31,311      50,003
Net interest income                    47,095      40,124      39,849        41,595      36,746
Provision for possible loan losses      1,800       1,517       4,268         8,152      13,585
Noninterest income                     10,130       9,688       9,824         9,156      10,189
Noninterest expense                    38,839(A)   35,610      35,875        36,819      37,085
Income taxes (benefit)                  6,132       4,074       3,138         1,457        (509)
Cumulative effect of a change in
  accounting principle (B)                                                    1,100
Net income (loss)                  $   10,454(A)$   8,611  $    6,392    $    5,423  $   (3,226)


Total assets                       $  977,836  $  953,456  $  976,719    $  967,202  $1,015,061
Total equity                       $   84,457  $   75,174  $   68,242    $   50,545  $   44,984
Per share data:
  Income(loss) before cumulative
    effect of a change in
    accounting principle           $     2.57  $     2.12  $     1.80    $     1.28  $     (.95)
  Cumulative effect of a change
    in accounting principle (B)                                                 .32
  Net income (loss)                $     2.57(A)$    2.12  $     1.80    $     1.60  $     (.95)
  Cash dividends declared          $      .66  $     .405  $      .08    $      .00  $      .00
  Book value                       $    20.78  $    18.50  $    16.78    $    14.96  $    13.29
Ratios:
  Net interest margin (FTE)              5.43%       4.59%       4.58%         4.59%       4.10%
  Return on average shareholders'
    equity (ROE)                        13.11       12.08       11.27         11.43       (6.99)
  Return on average assets (ROA)         1.11         .90         .67           .55        (.33)



(A) The Company recorded $3.7 million ($2.7 million, after tax) or $.67 per share, of non-recurring merger expenses.

(B) The Company adopted SFAS No. 109, "Accounting for Income Taxes," in 1992.

Information on Common Stock

Bank of New Hampshire Corporation common stock trades on the Nasdaq Stock Market under the symbol "BNHC." The Table below sets forth the high and low sales prices for the common stock as reported by Nasdaq, in addition to the cash dividends declared in each period. As of February 29, 1996, there were approximately 1,240 holders of record of common stock.

                                                          1995                                       1994
                                        Fourth     Third    Second     First       Fourth     Third    Second     First
                                        Quarter   Quarter   Quarter   Quarter      Quarter   Quarter   Quarter   Quarter

High                                    $43.63    $34.75    $26.75    $26.75       $27.00    $29.00    $28.25    $18.50
Low                                     $29.50    $25.25    $24.75    $21.50       $18.25    $25.25    $16.75    $16.75
Cash dividends declared per share       $  .18    $  .18    $  .15    $  .15       $ .125    $  .10    $  .10    $  .08

The Company is authorized by its Articles of Agreement to issue up to 500,000 shares of preferred stock, no par value. No shares of preferred stock have been issued. The holders of shares of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore.

Selected Quarterly Data

In the opinion of Management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for each of the following quarterly periods, have been made.

The following is a summary of selected quarterly data of the Company for the years ended December 31, 1995 and 1994 (In thousands, except per share data):

                                                         1995                                       1994
                                        Fourth     Third    Second     First      Fourth     Third    Second     First
                                        Quarter   Quarter   Quarter   Quarter     Quarter   Quarter   Quarter   Quarter

Interest income                         $ 18,464  $ 18,150  $ 17,360  $ 16,952    $ 16,381  $ 15,448  $ 14,770  $ 14,253
Interest expense                           6,344     6,141     5,832     5,514       5,404     5,227     5,019     5,078
Net interest income                       12,120    12,009    11,528    11,438      10,977    10,221     9,751     9,175
Provision for possible loan losses           450       450       450       450         385       252       431       449
Noninterest income                         2,493     2,386     2,524     2,727       2,402     2,523     2,379     2,384
Noninterest expense                       12,024(1)  8,696     8,629     9,490       8,971     9,132     8,667     8,840

Income before income taxes                 2,139     5,249     4,973     4,225       4,023     3,360     3,032     2,270
Income taxes                               1,223     1,799     1,682     1,428       1,356     1,130     1,021       567

Net income                              $    916(1)$  3,450 $  3,291  $  2,797    $  2,667  $  2,230  $  2,011  $  1,703

Earnings per share                      $    .22(1)$    .85 $    .81  $    .69    $    .66  $    .55  $    .49  $    .42

(1) In the 1995 fourth quarter, the Company recorded $3.7 million ($2.7 million, after tax) or $.67 per share, of nonrecurring merger expenses.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS


Board of Directors and Shareholders
Bank of New Hampshire Corporation

We have audited the accompanying consolidated balance sheets of Bank of New Hampshire Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above pres-ent fairly, in all material respects, the consolidated financial position of Bank of New Hampshire Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for impairment of a loan in the year ended December 31, 1995. As discussed in Note D to the consolidated financial statements, the Company changed its method of accounting for investments in debt and equity securities in the year ended December 31, 1994.



                                 (Signature of Ernst & Young LLP appears here)

Manchester, New Hampshire
January 18, 1996

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED BALANCE SHEETS
                                                          December 31

(Dollars in thousands, except per share amounts)      1995            1994

ASSETS

Cash and due from banks                             $   66,291      $   66,037
Federal funds sold and securities purchased
  under resale agreements                               42,000          28,000
    Total cash and cash equivalents                    108,291          94,037

Securities:
  Held-to-maturity                                                     286,577
  Available-for-sale                                   281,430           3,614
     Total securities                                  281,430         290,191

Loans:
  Commercial                                            72,267          58,764
  Real estate-commercial                               138,044         133,183
  Real estate-construction                               7,732           3,544
  Real estate-residential                              268,003         261,062
  Installment                                           74,834          85,926
    Total loans                                        560,880         542,479
    Less: Allowance for possible loan losses            11,837          13,191
      Net loans                                        549,043         529,288
Premises and equipment                                  11,245          10,226
Other real estate owned                                  7,606          10,124
Interest receivable                                      9,122           8,877
Other assets                                            11,099          10,713
    Total assets                                    $  977,836      $  953,456


LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                               $  166,833      $  148,009
  Interest-bearing                                     670,893         677,847
    Total deposits                                     837,726         825,856
Securities sold under repurchase agreements             41,015          40,888
Other borrowed funds                                     3,101           3,072
Accrued expenses and other liabilities                  11,537           8,466
    Total liabilities                                  893,379         878,282

Shareholders' Equity:
  Preferred stock - no par value
    Authorized - 500,000 shares; none issued
  Common stock - stated value $2.50 per share
    Authorized - 6,000,000 shares
    Issued - 4,064,165 shares in 1995
      and 4,064,103 shares in 1994                      10,160          10,160
  Surplus                                               27,289          27,288
  Retained earnings                                     45,492          37,720
  Net unrealized gain, after tax,
    on available-for-sale securities                     1,516               6
    Total shareholders' equity                          84,457          75,174
    Total liabilities and shareholders' equity      $  977,836      $  953,456





See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)
                                             Year Ended December 31
                                          1995         1994         1993
Interest income:
  Loans, including fees                 $ 50,495     $ 45,790     $ 51,608
  Securities                              16,892       12,153        8,541
  Other                                    3,539        2,909        2,570
      Total interest income               70,926       60,852       62,719

Interest expense:
  Deposits                                22,037       19,696       22,065
  Borrowed funds                           1,794        1,032          805
      Total interest expense              23,831       20,728       22,870
Net interest income                       47,095       40,124       39,849
  Provision for possible loan losses       1,800        1,517        4,268
Net interest income after
  provision for possible loan losses      45,295       38,607       35,581


Noninterest income:
  Trust fees                               4,229        3,902        3,321
  Service charges on deposit accounts      3,216        3,311        3,181
  Gains on sales of loans                    154           52          974
  Securities gains                                        165          182
  Other                                    2,531        2,258        2,166
      Total noninterest income            10,130        9,688        9,824

Noninterest expense:
  Salaries                                14,589       13,704       13,491
  Employee benefits                        4,353        4,605        4,160
  Occupancy                                3,173        3,122        3,043
  Equipment                                1,752        1,669        1,839
  OREO                                       997        1,590        3,200
  FDIC insurance                             955        2,183        2,524
  Merger                                   3,667
  Other                                    9,353        8,737        7,618
      Total noninterest expense           38,839       35,610       35,875
Income before income taxes                16,586       12,685        9,530
Provision for income taxes                 6,132        4,074        3,138
Net income                              $ 10,454     $  8,611     $  6,392

Average shares outstanding                 4,064        4,065        3,552

Per share amounts:
  Earnings                              $2.57        $2.12        $1.80

  Cash dividends declared               $ .66        $.405        $ .08


See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY

                                                                 Net
                              Common               Retained   Unrealized   Treasury
                               Stock     Surplus   Earnings   Gain(Loss)     Stock    Total
(In thousands)

Balance at January 1, 1993    $ 8,743   $17,700    $24,688                 $  (586)  $50,545
Net income                                           6,392                             6,392
Issuance of common stock        1,725     9,871                                       11,596
Cash dividends declared                               (325)                             (325)
Retirement of treasury stock     (296)     (290)                               586
Repurchase and retirement of
  common stock                     (5)      (24)                                         (29)
Compensation cost of stock
  plan                                       63                                           63

Balance at December 31, 1993   10,167    27,320     30,755                 $     0   $68,242

Adjustment to beginning bal-
  ance for change in account-
  ing method on securities,
  (after tax of $44)                                           $    85                    85

Net income                                           8,611                             8,611
Cash dividends declared                             (1,646)                           (1,646)
Change in net unrealized gain
  on available-for-sale
  securities, (after tax of $41)                                   (79)                  (79)
Repurchase and retirement of
  common stock                     (7)      (53)                                         (60)
Compensation cost of stock
  plan                                       21                                           21

Balance at December 31, 1994   10,160    27,288     37,720           6                75,174
Net income                                          10,454                            10,454
Cash dividends declared                             (2,682)                           (2,682)
Change in net unrealized gain
  on available-for-sale
  securities, (after tax of $778)                                1,510                 1,510
Compensation cost of stock
  plan                                        1                                            1

Balance at December 31, 1995  $10,160   $27,289    $45,492     $ 1,516               $84,457

See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                    Year Ended December 31
                                             1995            1994           1993
Cash Flows from
Operating Activities:
  Net income                               $ 10,454       $  8,611        $  6,392
  Reconciliation of net income
    to net cash provided from
    operating activities:
  Provision for possible loan losses          1,800          1,517           4,268
  Depreciation, amortization
    and accretion                             1,894          3,028           1,299
  Net change in interest receivables
    and payables                              1,679         (4,407)            393
  Gains on sales of loans                      (154)           (52)           (974)
  (Gains) losses on OREO, net                   (57)            14             892
  Securities gains                                            (165)           (182)
  Provision for deferred taxes                  994            583           1,306
  Other, net                                   (680)          (212)           (249)
    Net cash provided from operating
      activities                             15,930          8,917          13,145

Cash Flows from Investing Activities:
  Sales of investment securities                                             1,309
  Sales of available-for-sale
    equity securities                           622            255
  Maturities of held-to-maturity
    securities                              124,619        157,536
  Maturities of investment securities                                      217,562
  Purchases of held-to-maturity
    securities                             (114,491)      (190,247)
  Purchases of investment securities                                      (291,331)
  Proceeds from sales of loans               31,425          8,990          46,720
  Proceeds from sales of OREO                 4,181          4,917           4,482
  Net cash (used for) from loans            (54,437)       (29,173)         45,098
  Purchases of premises and equipment        (2,939)          (666)         (1,241)
    Net cash (used for) provided from
      investing activities                  (11,020)       (48,388)         22,599

Cash Flows from
Financing Activities:
  Net cash provided from (used for)
    deposits                                 11,870        (39,479)        (3,590)
  Net cash provided from (used for)
    short-term borrowings                       156          8,694         (3,981)
  Dividends paid                             (2,682)        (1,646)          (325)
  (Retirement of)/net proceeds
    from issuance of common stock                              (60)        11,567
  Net cash provided from (used for)
    financing activities                      9,344        (32,491)         3,671
Net change in cash and cash
  equivalents                                14,254        (71,962)        39,415
Cash and cash equivalents at January 1       94,037        165,999        126,584

Cash and cash equivalents at
  December 31                              $108,291       $ 94,037       $165,999

See notes to consolidated financial statements.

BANK OF NEW HAMPSHIRE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial reporting and accounting policies of Bank of New Hampshire Corporation (the "Company") conform to generally accepted accounting principles and with general practices within the banking industry. The following is a summary of the significant accounting policies.

Basis of Presentation: The financial statements include the accounts of the Company and its sole banking subsidiary, Bank of New Hampshire (the "Bank"), which provides commercial and consumer banking services in the southern, central, coastal, and lakes regions of New Hampshire. All significant intercompany accounts and transactions have been eliminated in consolidation.
In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. Actual results could differ from these estimates. Certain amounts reported in prior periods have been reclassified for comparative purposes.

Securities: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.
Debt securities not classified as held-to-maturity or trading, and marketable equity securities not classified as trading, are classified as available-for-sale. Available-for-sale securities are stated at market value, with the unrealized gains and losses, after tax, reported in a separate component of shareholders' equity. Prior to January 1, 1994, the Company classified all securities as held for investment and carried them at amortized cost.

The Company does not have a trading account and has no derivative financial instruments.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income on securities. Interest and dividends are included in interest income on securities. Realized gains and losses, and declines in value judged to be other-than-temporary, are included in securities gains (losses).
The cost of securities sold is based on the specific identification method.

Loans: Loans are reported at the principal amount outstanding, reduced by partial loan losses and net deferred loan fees. Interest income on loans is accrued as earned based on the principal amount outstanding. Net loan origination fees are deferred and amortized to income over the life of the loan.

Generally, a loan (including an impaired loan) is classified as nonaccrual when any portion of the principal or interest is ninety days past due, unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collection of principal or interest. When loans are placed in the nonaccrual category, the current year accrued interest receivable is reversed against interest income while prior year accrued interest is charged to the allowance for possible loan losses. Interest received on nonaccrual loans is applied as a reduction of the principal balance when concern exists as to the ultimate collection of principal; otherwise such interest is recognized as interest income. Generally, loans are removed from the nonaccrual category when they become current as to both principal and interest and when concern no longer exists as to the collectibility of principal or interest.

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

Allowance for and Provision for Possible Loan Losses: The allowance for possible loan losses is maintained at a level considered adequate by management to absorb potential losses in the loan portfolio. The allowance is increased by the provision for possible loan losses which is charged against income and by recoveries of loan losses. The allowance is decreased as loans are charged off. Beginning in 1995, the Company adopted
Financial Accounting Standards Board Statement (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." Under SFAS 114, the 1995 allowance for possible loan losses related to loans that are identified for evaluation in accordance with SFAS 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for possible loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

A loan loss occurs once a probability of loss has been determined, with consideration given to such factors as the customer's financial condition, underlying collateral and guarantees. The provision for possible loan losses is based upon management's estimate of the amount necessary to maintain the allowance at an adequate level, considering an evaluation of the individual credit risks and concentrations of credit risks, levels of nonaccrual loans, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. This estimate is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Other Real Estate Owned (OREO): OREO includes property acquired in satisfaction of a loan through either a foreclosure or acceptance of a deed-in-lieu of foreclosure and loans classified as in-substance foreclosures. In accordance with SFAS 114, a loan is classified as in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Loans previously classified as in-substance foreclosure but for which the Company had not taken possession of the collateral have been reclassified to loans. This reclassification did not impact the Company's financial condition or results of operations. OREO properties are recorded at the lower of cost or fair value based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such property are charged against the allowance for possible loan losses. An allowance for possible OREO losses is maintained for subsequent valuation adjustments on a specific property basis. Subsequent declines in the value of the property and net gains or losses on sales of property are included in OREO expense.

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

Cash Flow Information: For purposes of the statements of cash flows, the Company considers cash and due from banks, federal funds sold, and securities purchased under resale agreements as cash and cash equivalents. Cash paid for interest during the years ended December 31, 1995, 1994 and 1993 was $21.9 million, $21.3 million and $22.5 million, respectively. The Company made income tax payments of $6.4 million in 1995, $2.7 million in 1994, and $2.5 million in 1993. The Company received an income tax refund of $400,000 in 1993.

NOTE B - PENDING MERGER

On October 25, 1995, the Company, along with Peoples Heritage Financial Group, Inc. ("Peoples"), announced a definitive agreement to merge. The transaction would be a tax-free exchange of two shares of Peoples' common stock for each share of the Company's common stock. It is intended that the transaction will be accounted for as a pooling of interests.

Under the definitive agreement, Peoples' New Hampshire-based holding company, First Coastal Banks, Inc., will merge into the Company. Immediately following, The First National Bank of Portsmouth, a wholly owned subsidiary of First Coastal, will be merged into the Bank. The combination will result in Peoples becoming a $4.2 billion banking company with a New Hampshire-based banking subsidiary of approximately $1.7 billion in assets.

Concurrent with the execution of the merger agreement, the Company and Peoples entered into a Stock Option Agreement pursuant to which the Company granted an option to Peoples to purchase up to 808,767 shares of the Company's common stock, under certain conditions, at a price of $33.50 per share.

Nonrecurring merger expenses recorded during the fourth quarter of 1995 totalled $3.7 million ($2.7 million, after tax) and included investment banker fees, legal and accounting fees, and severance costs.

The agreement is subject to approval by shareholders of both companies and by regulatory authorities. It is anticipated that the transaction will close during the second quarter of 1996.

NOTE C-RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank of Boston. The average amount of reserve balances for the year ended December 31, 1995 was approximately $10.1 million.

NOTE D-SECURITIES

The Company adopted the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. Prior period financial statements have not been restated to reflect the change in accounting principle.

The following is a summary of available-for-sale securities at December 31, 1995.

                                              Gross        Gross
                               Amortized    Unrealized   Unrealized    Market
                                 Cost         Gains        Losses       Value
                                                 (In thousands)
U.S. Treasury and other U.S.
  Government agencies          $274,726     $  2,153                  $276,879
State and municipal                 525           13                       538
Other debt securities               277                                    277
  Total debt securities         275,528        2,166                   277,694

Equity securities                 3,604          141     $      9        3,736

Total securities               $279,132     $  2,307     $      9     $281,430


The excess of market value over amortized cost of $1.5 million, net of $781,000 in deferred income taxes, is reported as a separate component of shareholders' equity.

In accordance with provisions in the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company chose to reclassify debt securities from held-to-maturity to available-for-sale at December 31, 1995.

At December 31, 1995, the amortized cost of held-to-maturity debt securities reclassified to available-for-sale totalled $275.5 million. The unrealized after-tax gain on these securities was $1.4 million and is included in shareholders' equity.

The following is a summary of held-to-maturity debt securities and available-for-sale equity securities at December 31, 1994.

                                       Held-to-Maturity Debt Securities
                                              Gross        Gross
                               Amortized    Unrealized   Unrealized    Market
                                 Cost         Gains        Losses       Value
                                                 (In thousands)

U.S. Treasury and other U.S.
  Government agencies          $285,392     $     26     $  3,666    $281,752
State and municipal                 908            4           15         897
Other debt securities               277           89                      366
  Total debt securities        $286,577     $    119     $  3,681    $283,015

                                      Available-for-Sale Equity Securities
                                              Gross        Gross
                                            Unrealized   Unrealized    Market
                                 Cost         Gains        Losses       Value
                                                 (In thousands)
[S]                            [C]          [C]          [C]         [C]
Equity securities              $  3,605     $     33     $     24    $  3,614


The excess of market value over amortized cost of $6,000, net of $3,000 in deferred income taxes, is reported as a separate component of shareholders' equity.

The amortized cost and market value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties.

                          Debt Securities

                                             Amortized           Market
                                               Cost               Value
                                                    (In thousands)

Due in one year or less                      $214,202         $215,626
Due after one year through five years          60,262           60,958
Due after five years through ten years            111              114
Due after ten years                               953              996
                                             $275,528         $277,694


A summary of realized gains and losses on investment securities in 1993, and available-for-sale securities in 1994 and 1995, follows:

                          1995                    1994                    1993
                     Gross     Gross         Gross     Gross         Gross     Gross
                    Realized  Realized      Realized  Realized      Realized  Realized
                     Gains     Losses        Gains     Losses        Gains     Losses
Sales of securities  $    14   $    14       $   165   $     0       $   251   $    69

(In thousands)

Interest earned from taxable securities during 1995, 1994 and 1993 totalled $16.8 million, $12.0 million, and $8.4 million, respectively. The value of debt securities pledged to secure U.S. Government deposits and trust deposits, and for other purposes, amounted to approximately $103.3 million and $108.1 million at December 31, 1995 and 1994, respectively.

NOTE E-ALLOWANCE FOR POSSIBLE LOAN LOSSES

An analysis of changes in the allowance for possible loan losses (the "APLL") is as follows:

                            1995        1994        1993
                                   (In thousands)
  Balance, January 1      $13,191     $14,581     $16,619
  Provision                 1,800       1,517       4,268
  Loan losses              (4,986)     (5,440)     (8,202)
  Recoveries                1,832       2,533       1,896
  Net loan losses          (3,154)     (2,907)     (6,306)
  Balance, December 31    $11,837     $13,191     $14,581


At December 31, 1995, the recorded investment in loans that were considered impaired under SFAS 114 was $3.4 million, $2.9 million of which were nonaccrual loans. Included in this amount are $2.4 million of impaired loans for which the related allocation of the APLL is $800,000. Impaired loans totalling $966,000 do not have an allocation of the APLL as a result of write-downs and other factors. The average recorded investment in impaired loans during the year ended December 31, 1995 was $4.4 million. The Company recognized $22,000 of interest income on impaired loans in 1995.

NOTE F-NONACCRUAL AND RESTRUCTURED LOANS

Included in loans are loans which, because of the weakened financial position of the borrower, were classified as nonaccrual or were restructured to provide for a reduction or deferral of interest or principal payments.

Nonaccrual and restructured loans were as follows at December 31:

                                   1995           1994
                                     (In thousands)
  Nonaccrual................     $ 5,745         $10,927
  Restructured..............         591           1,251
                                 $ 6,336         $12,178


The effect on interest income in 1995, 1994 and 1993 of nonaccrual and restructured loans is summarized as follows:

                                   1995     1994     1993
                                       (In thousands)

  Originally contracted interest
   income for the year.........   $  589   $1,693   $2,390
  Less interest income actually
   recorded for the year.......    (  92)    (323)    (860)

  Reduction in interest income
    for the year...............   $  497   $1,370   $1,530


At December 31, 1995, there were no commitments to advance additional funds on any of the nonaccrual or restructured loans.

NOTE G-LOANS TO RELATED PARTIES

The Bank has granted loans to the officers and directors of the Company and the Bank and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $7.5 million and $6.1 million at December 31, 1995 and 1994, respectively. During 1995, $3.7 million of new loans were made and repayments totaled $2.3 million.

NOTE H-PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 1995 and 1994 consist of the follow-ing:

                                       1995          1994
                                         (In thousands)

Land and land improvements           $ 1,917       $ 1,891
Buildings                             13,387        12,541
Leasehold improvements                 1,725         1,938
Furniture and equipment               12,265        12,116
                                      29,294        28,486
Less accumulated depre-
 ciation and amortization             18,049        18,260
                                     $11,245       $10,226


NOTE I-OTHER REAL ESTATE OWNED

The following Table summarizes the real estate operations of property held for sale for the years ended December 31:

                                    1995      1994      1993
                                        (In thousands)
Balance, January 1                 $10,192   $10,215   $ 7,855
OREO additions                       1,804     5,451     8,115
OREO losses                           (120)     (419)   (1,001)
OREO sales                          (3,850)   (4,712)   (4,512)
Other, net                            (170)     (343)     (242)
                                     7,856    10,192    10,215
Allowance for possible OREO losses    (250)      (68)     (250)
Balance, December 31               $ 7,606   $10,124   $ 9,965


The following Table summarizes the components of OREO expense for the years ended December 31:

                                      1995       1994      1993
                                           (In thousands)
Valuation adjustments:
  OREO losses                        $    37   $   219   $   512
  Provision for possible OREO losses     351                 350
Net (gain) loss on OREO sales           (331)     (205)       30
                                          57        14       892
General carrying costs                   940     1,576     2,308
OREO expense                         $   997   $ 1,590   $ 3,200


General carrying costs include legal fees, real estate taxes, maintenance, appraisals, insurance and miscellaneous other costs.

NOTE J-DEPOSITS

The following Table presents the types of deposit balances for the years listed:

                                                December 31,
                                           1995             1994
                                              (In thousands)
Demand deposits                          $166,833         $148,009
NOW accounts                              135,952          138,031
Savings deposits                          254,393          288,646
Money market accounts                      41,577           51,359
Time deposits of $100,000 or more          12,742            9,558
Other time deposits                       226,229          190,253
   Total deposits                        $837,726         $825,856

NOTE K-INCOME TAXES

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

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                 December 31,
                                              1995         1994
                                                (In thousands)
Deferred tax liabilities:
  Tax over book depreciation               $  706       $  546
  Prepaid assets                              410          344
  Purchase price accounting adjustment        199          267
  Other                                        80           43
    Total deferred tax liabilities          1,395        1,200
Deferred tax assets:
  Allowance for possible loan losses        4,548        5,245
  Income on nonaccrual loans                  254          535
  Deferred fee income                         321          404
  Accrued book expenses                     1,203          942
  Other                                        25           24
    Total deferred tax assets               6,351        7,150

Net deferred tax assets                    $4,956       $5,950


Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                  1995       1994        1993
                                         (In thousands)

Current tax provision            $5,138     $3,491      $1,832
Deferred tax provision              994        583       1,306
                                 $6,132     $4,074      $3,138


Income tax expense related to net securities gains was $16,000, $62,000 and $64,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

A valuation allowance against deferred tax assets, which totalled $198,000 at December 31, 1993, was reversed during 1994 and resulted in a reduction of income tax expense.

The reconciliation of income taxes attributable to continuing operations computed at the U.S. federal statutory tax rate to income tax expense is as follows:

                                     1995                1994                 1993
(Dollars in thousands)          Amount      %       Amount      %        Amount      %

Federal income tax provision
  at statutory rate             $5,639     34.0%    $4,313     34.0%    $3,240     34.0%
Effect of:
  Merger expenses                  380      2.3
  Tax-exempt income                (78)     (.5)       (96)     (.7)      (139)    (1.5)
  Change in valuation
    allowance                                         (198)    (1.6)
  Other                            191      1.2         55       .4         37       .4
                                $6,132     37.0%    $4,074     32.1%    $3,138     32.9%



NOTE L-RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

Retirement Plans

The Company maintains a noncontributory defined benefit retirement plan covering substantially all employees. Benefits are based on compensation and years of service. A supplemental executive retirement plan ("SERP") was adopted during 1994 for several executive officers. The SERP is designed to offset the impact of changes in the retirement plan which reduced benefits for highly paid employees.

The following sets forth the funded status and amounts recognized in the consolidated balance sheets for the Company's retirement and SERP plans:

                                                 December 31,
                                             1995             1994
                                                (In thousands)
Projected benefit obligation:
  Vested benefits                         $ 16,190          $ 12,770
  Nonvested benefits                           324               250
  Accumulated benefit obligation            16,514            13,020
  Effect of projected future
    compensation levels                      1,779             1,335

Projected benefit obligation              $ 18,293          $ 14,355
Plan assets at fair value                 $ 15,127          $ 12,265

Projected benefit obligation in
  excess of plan assets                   $  3,166          $  2,090
Unrecognized prior service cost               (322)             (350)
Unrecognized net loss                       (2,551)           (1,940)
Unrecognized net asset,
  net of amortization                          718               846
Net pension and SERP liability            $  1,011          $    646


A summary of the components of net periodic pension and SERP expense follows:

                                                 1995     1994     1993
                                                          (In thousands)
  Service cost - benefits earned during
    the year                                   $  504   $  575   $  556
  Interest cost on the projected benefit
    obligation                                  1,284    1,192    1,190
  Actual return on plan assets                 (2,756)     211     (295)
  Net amortization and deferral                 1,748   (1,310)    (996)
  Net periodic pension and SERP expense        $  780   $  668   $  455

The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligation were 7.50% and 8.75% as of December 31, 1995 and 1994, respectively. The rate of increase in future compensation levels used was 3.0% as of December 31, 1995 and 1994. The expected long-term rate of return on plan assets was 9.0% in 1995 and 1994, and 10.0% in 1993. The impact of changes in the discount rate as of December 31, 1995 was to decrease the net pension liability by $443,000. The year-end 1995 and 1994 net pension and SERP accrued liability of $1.0 million and $646,000, respectively, is included in other liabilities.

Other Postretirement Benefits

In addition to the Company's retirement plan and SERP, the Company sponsors a defined benefit welfare plan that provides postretirement medical and life insurance benefits to full-time employees who have worked 10 years and attained age 55 while in service with the Company. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The Company's future contributions will be capped at the 1996 per capita cost. The Company will continue to credit each retiree based on years of service. Retirees will bear the cost of any future annual increases above the 1996 cost levels.

The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management. The plan is unfunded at December 31, 1995.

The following Table sets forth the plan's accumulated postretirement benefit obligation reconciled with the amount shown in the Company's balance sheet:

                                                              December 31,
                                                            1995       1994
                                                             (In thousands)
Accumulated postretirement benefit obligation:
  Retirees                                                 $2,330     $2,209
  Fully eligible plan participants                            506        406
  Other active plan participants                            1,162        836
                                                           $3,998     $3,451

Plan assets                                                $ -0-      $ -0-

Accumulated postretirement benefit obligation
  in excess of plan assets                                 $3,998     $3,451
Unrecognized net (loss) gain                                 (216)       234
Unrecognized transition obligation                         (2,929)    (3,101)

Accrued postretirement benefit cost                        $  853     $  584

Net periodic postretirement benefit cost included the following components:

                                                        1995      1994     1993
                                                            (In thousands)
Service cost                                           $   71    $   72   $   71
Interest cost                                             282       272      284
Amortization of transition obligation over 20 years       172       172      172

Net periodic postretirement benefit cost               $  525    $  516   $  527



The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 9.0% for 1996 and is assumed to decrease gradually to 5.5% for seven years and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December
31, 1995 by $272,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $21,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1995 and 8.5% at December 31, 1994.

NOTE M-COMMITMENTS, CONTINGENT LIABILITIES AND OTHER OFF-BALANCE SHEET RISK

Financial Instruments With Off-Balance Sheet Risk

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

The Company has outstanding loan commitments/lines of credit of $222.7 million and $133.2 million at December 31, 1995 and 1994, respectively, and standby letters of credit aggregating $11.6 million and $10.4 million at December
31, 1995 and 1994, respectively. The fair values for loan commitments/lines of credit and for standby letters of credit approximate book values at December 31, 1995 and 1994.

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

Legal Proceedings

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company and the Bank. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial statements.

Outsource Contract

During 1995, the Bank entered into a five-year outsourcing contract for item processing, which is non-cancelable for the first thirty months. Fees are based on transaction volume. The Bank may cancel the contract after thirty months subject to the following conditions: 1. Six months written notice; 2. Payment of $40,000 per month for the remaining contract term; and
3. Payment of deconversion costs.

Lease Commitments

The Bank occupies certain branch offices under lease contracts which expire between 1997 and 2008. Several of the leases include options to renew for periods ranging from five to fifteen years and clauses providing for increased rentals based on increases in property taxes and other operating expenses. Rental expense for all leases, excluding property taxes, insurance and certain maintenance expenses was $630,000, $627,000 and $669,000 for 1995, 1994 and 1993, respectively.

The aggregate minimum lease commitments at December 31, 1995 under noncancelable long-term leases are as follows (in thousands):

  1996                     $  634
  1997                        573
  1998                        498
  1999                        432
  2000                        274
  Thereafter                1,332
                           $3,743


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

NOTE O-RESTRICTIONS ON DIVIDENDS, LOANS OR ADVANCES

Federal Reserve regulations restrict the amount the Bank may loan or advance to the Company, unless such loans are collateralized by specified obligations. Bank regulators restrict the amount of dividends which the Bank can pay to the Company, in excess of certain prescribed limits, without obtaining prior approval. In addition, bank regulators have the authority to prohibit banks and bank holding companies from paying dividends if they deem such payment to be an unsafe or unsound practice.

NOTE P-FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics, segregated by type such as commercial, real estate and installment. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.
The fair values for other loans are estimated using a discounted cash flow calculation that applies a discount rate, based upon the loan's terms, structure of interest, credit quality factors, and prepayment risk inherent in the portfolio, to a schedule of aggregated expected monthly maturities on loans.

Interest Receivable: The carrying amount of interest receivable approximates fair value.

Deposits: The fair values disclosed for demand deposits (e.g., interest-bearing NOW accounts and noninterest-bearing checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discount rate based upon the certificate's terms, structure of interest and withdrawal risk to a schedule of aggregated expected monthly maturities on time deposits.

For deposits with no stated maturities, SFAS 107 defines fair value as the amount payable on demand. SFAS 107 defines the fair value of demand deposits as the amount payable on demand, and prohibits adjusting fair value for any value derived from retaining those deposits for an expected future period of time. That component, commonly referred to as a deposit base intangible, is estimated to be approximately $22.9 million at December 31, 1995 and is neither considered in the fair value amounts nor is it recorded as an intangible asset in the balance sheet.

Short-Term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

The following presents carrying value and the fair value of the Company's financial instruments at:

                                                   December 31,
                                         1995                      1994
                                 Carrying      Fair        Carrying      Fair
                                  Value        Value        Value        Value
                                                  (In thousands)
Financial Assets:
  Cash and cash equivalents      $108,291     $108,291     $ 94,037     $ 94,037
  Securities                      281,430      281,430      290,191      286,629
  Loans                           549,043      556,594      529,288      533,546
  Interest receivable               9,122        9,122        8,877        8,877

Financial Liabilities:
  Deposits (with no stated
    maturity)                     598,755      598,755      626,045      626,045
  Time deposits                   238,971      240,877      199,811      199,268
  Short-term borrowings            44,116       44,116       43,960       43,960

NOTE Q-BANK OF NEW HAMPSHIRE CORPORATION (Parent Company Only)
       CONDENSED FINANCIAL STATEMENTS



BALANCE SHEETS

                                                     December 31
                                                1995              1994
                                                    (In thousands)
Assets

Cash                                       $   509              $ 4,317
Securities                                   1,045                  948
Taxes due from Bank                            931                   76
Investment in Bank                          81,646               69,640
Other assets                                 1,220                  214
                                           $85,351              $75,195

Liabilities

Accrued expenses                           $   894              $    21

Total liabilities                              894                   21
Shareholders' equity                        84,457               75,174

                                           $85,351              $75,195


STATEMENTS OF INCOME

                                                Year Ended December 31
                                            1995          1994          1993
                                                     (In thousands)
Operating income:
  Dividends from Bank                    $ 2,850        $1,050
  Other                                      152           320         $  241
                                           3,002         1,370            241

Operating expenses:
  Merger                                   3,667
  Professional fees                           93           185             99
  Management fee                              32            30             30
  Other                                      395           214             41
                                           4,187           429            170


(Loss) income before income tax benefit
  and equity in undistributed
  net income of Bank                      (1,185)          941             71
Income tax benefit                         1,079            43             33

(Loss) income before equity in
  undistributed net income of Bank          (106)          984            104
Equity in undistributed net income
  of Bank                                 10,560         7,627          6,288

Net income                               $10,454       $ 8,611        $ 6,392

STATEMENTS OF CASH FLOWS

                                                  Year Ended December 31

                                              1995         1994          1993
                                                      (In thousands)
Cash Flows from
Operating Activities:

  Net income                                $10,454      $ 8,611      $ 6,392
  Reconciliation of net income
    to net cash (used for) provided from
    operating activities:
  Equity in undistributed net income
    of Bank                                 (10,560)      (7,627)      (6,288)
  Securities losses (gains)                       1         (165)        (177)
  Other, net                                 (1,021)        (609)          67

Net cash (used for) provided from
  operating activities                       (1,126)         210           (6)

Cash Flows from
Investing Activities:

  Capital contribution to Bank                                          (7,500)
  Sales of available-for-sale
    equity securities                           622          255
  Purchases of available-for-sale
    equity securities                          (622)
  Sales of investment securities                                          654
  Purchases of investment securities                                     (230)

Net cash provided from (used for)
  investing activities                            0          255       (7,076)

Cash Flows from
Financing Activities:

  Net proceeds from the issuance
    of common stock                                                    11,596
  Cash dividends paid                        (2,682)      (1,646)        (325)
  Repurchase and retirement of
    common stock                                             (60)         (29)

Net cash (used for) provided from
  financing activities                       (2,682)      (1,706)      11,242

Net change in cash and cash equivalents      (3,808)      (1,241)       4,160

Cash and cash equivalents at January 1        4,317        5,558        1,398

Cash and cash equivalents at December 31    $   509      $ 4,317      $ 5,558